The New York Times Company
2024 Annual Report

A commitment to independence.

"Our job as journalists is to arm society with the information and context it needs to thoughtfully grapple with issues of the day. The belief that an informed public makes better decisions is perhaps the most hopeful purpose of an independent press."

A. G. Sulzberger, Publisher



To Our Shareholders,

The mission of The New York Times is to seek the truth and help people understand the world.

This mission has never been more important than in this consequential moment. In 2024, our deeply reported journalism attracted a growing audience, including 1.1 million new digital subscribers. This brings our total to over 11.4 million subscribers, moving us closer to our next milestone of 15 million subscribers.

Our growth is anchored in our unrivaled news report. In a year marked by upheaval and uncertainty, our journalists were on the ground reporting on the forces shaping the world and the country — from political shifts, conflicts and climate change to developments in technology, business and culture. This news report is richer and more dynamic than ever, with more live coverage of breaking news, more beat reporting on important issues and more signature investigations. Today's news report is also far more accessible and engaging, with a new app design that makes it easier than ever for people to find everything they want to read and engage with, along with a bounty of video and audio journalism. All of this is produced with an unwavering commitment to independence and integrity.

Beyond news, we continue to strengthen our portfolio of best-in-class products, including The Athletic, Cooking, Games, and Wirecutter. Our All Access bundle remains a powerful driver of subscriber growth and is well on its way to becoming the majority of our subscriber base.

The enormous value we deliver is clear from our consistently high audience engagement: for the second year in a row, we ranked first among digital news destinations in time spent per visitor. Digital subscription revenue – the largest and fastest growing engine of our growth — increased 14 percent last year, and we achieved another year of strong growth in operating profit and earnings per share. These economic results enable us to continue to reinvest in our journalism and best-in-class products, perpetuating this virtuous cycle of growth.

We face stiff headwinds — growing threats to press freedom, the spread of misinformation, platform changes, and deepening polarization. Yet these forces only reinforce the conviction we have in the critical role of independent journalism and the business it fuels. We are committed to making sure that a strong and growing New York Times continues playing an essential role in helping millions of people around the world understand this moment.

As we look to the year ahead, our goal is to deliver even greater value to more people at a time when what we offer — independent journalism of the highest quality — is increasingly rare and increasingly needed. Effective execution of that plan is how we expect to build a larger, more profitable company.

We couldn't do this without the support of our shareholders. Thank you for making our work and mission possible.

A.G. Sulzberger
Chairman and Publisher

Meredith Kopit Levien
President and C.E.O.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☑ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ___ to ___

Commission file number 1-5837

THE NEW YORK TIMES COMPANY
(Exact name of registrant as specified in its charter)

New York	*13-1102020*
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

620 Eighth Avenue, New York, New York 10018
(Address and zip code of principal executive offices)

Registrant's telephone number, including area code: *(212) 556-1234*

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock of $.10 par value	*NYT*	*New York Stock Exchange*

Securities registered pursuant to Section 12(g) of the Act: *Not Applicable*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

 If an emerging growth company, indicate by the check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

The aggregate worldwide market value of Class A Common Stock held by non-affiliates, based on the closing price on June 28, 2024, the last business day of the registrant's most recently completed second quarter, as reported on the New York Stock Exchange, was approximately $8.3 billion. As of such date, non-affiliates held 36,758 shares of Class B Common Stock. There is no active market for such stock.

The number of outstanding shares of each class of the registrant's common stock as of February 19, 2025 (exclusive of treasury shares) was as follows: 162,522,382 shares of Class A Common Stock and 780,724 shares of Class B Common Stock.

Documents incorporated by reference

Portions of the Proxy Statement relating to the registrant's 2025 Annual Meeting of Stockholders, to be held on April 30, 2025, are incorporated by reference into Part III of this report.

INDEX TO THE NEW YORK TIMES COMPANY 2024 ANNUAL REPORT ON FORM 10-K

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the sections titled "Item 1 — Business," "Item 1A — Risk Factors" and "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Terms such as "aim," "anticipate," "believe," "confidence," "contemplate," "continue," "conviction," "could," "drive," "estimate," "expect," "forecast," "future," "goal," "guidance," "intend," "likely," "may," "might," "objective," "opportunity," "optimistic," "outlook," "plan," "position," "potential," "predict," "project," "seek," "should," "strategy," "target," "will," "would" or similar statements or variations of such words and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such terms. Forward-looking statements are based upon our current expectations, estimates and assumptions and involve risks and uncertainties that change over time; actual results could differ materially from those predicted by such forward-looking statements. Factors that we think could, individually or in the aggregate, cause our actual results to differ materially from expected and historical results include those described in "Item 1A — Risk Factors" below, as well as other risks and factors identified from time to time in our Securities and Exchange Commission ("SEC") filings. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 1. BUSINESS

OVERVIEW

The New York Times Company and, unless the context otherwise requires, its consolidated subsidiaries are referred to collectively in this Annual Report on Form 10-K as the "Company," "we," "our" and "us."

We are a global media organization focused on creating and distributing high-quality news and information that help our audience understand and engage with the world, and this mission has contributed to our success. We believe that The Times's original, independent and high-quality reporting, storytelling, expertise and journalistic excellence set us apart from other sources and are at the heart of what makes our journalism worth paying for. The quality of our coverage has been widely recognized with many industry and peer accolades, including more Pulitzer Prizes and citations than any other news organization.

The Company includes our digital and print products and related businesses, including:

- our core news product, The New York Times ("The Times"), which is available on our mobile applications, on our website (NYTimes.com) and as a printed newspaper, and associated content such as our podcasts;

- our other interest-specific products, including The Athletic (our sports media product), Audio (our audio product), Cooking (our recipes product) and Games (our puzzle games product), which are available on mobile applications and websites, and Wirecutter (our product review and recommendation offering); and

- our related businesses, such as our licensing operations, our commercial printing operations and other products and services under The Times brand.

As of December 31, 2024, we had approximately 11.43 million subscribers, more than at any point in our history.

We generate revenues principally from the sale of subscriptions and advertising. Subscription revenues consist of revenues from standalone and multiproduct bundle subscriptions to our digital products and subscriptions to and single-copy and bulk sales of our print products. Advertising revenue is derived from the sale of our advertising products and services. Revenue information for the Company appears under "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company was incorporated on August 26, 1896, under the laws of the State of New York.

OUR STRATEGY

Our strategy is to be the essential subscription for curious people seeking to understand and engage with the world, which includes:

- being the world's best general-interest news destination;

- becoming more valuable to more people by helping them make the most of their lives and engage with their passions; and

- creating a more expansive and connected product experience that makes our products indispensable.

Our current aim is to reach 15 million total subscribers by year-end 2027, up from approximately 11.43 million at the end of 2024. We believe that focusing on the following priorities will enable us to become an essential subscription for our addressable market and drive long-term, profitable growth for the Company and our stockholders.

Producing the best journalism

We believe that our original, independent and high-quality reporting, storytelling and journalistic excellence across topics and formats set us apart from others and are at the heart of what makes our journalism worth paying for. The impact of our journalism and its breadth is evident as we continue to break stories, produce investigative reports and help our audience understand a wide range of topics. Producing the best journalism also makes us a more attractive destination for the talented individuals who are vital to the continued success of our business.

We seek to extend our leadership in news by continuing to focus on four major areas: providing expert beat reporting on a broad array of important subjects, offering leading coverage of breaking news, producing signature journalism projects and excelling at ideas-based commentary and criticism.

While general-interest news is and will remain our primary value proposition, we are working to build leadership positions in a handful of areas that occupy a prominent place in global culture alongside general-interest news — including sports, cooking guidance, puzzle gaming and expert shopping recommendations.

In 2025, we plan to continue investing in our journalism and remain committed to providing a multimedia report of depth, breadth, authority, creativity and excellence, produced with a focus on independence and integrity.

Growing audience and engagement with our products

Our ability to attract, retain and grow our digital subscriber base depends on the size of our audience and its sustained engagement directly with our products. We will continue to focus on reaching a large non-paying audience while also creating a subscription experience aimed at building valuable daily habits that draw people into lifelong relationships worth paying for. Central to our strategy is our offering of a high-value subscription package — or "bundle" — of interconnected digital products that helps subscribers engage with everything we offer and provides multiple reasons to engage with our products each day.

Across all of our products, we have invested in bringing readers back to our content, exposing them to more of our offerings and providing an integrated product experience. Within news, for example, our live briefings keep users up to date on the latest developments across important storylines. Our suite of email newsletters reaches the inboxes of millions globally and plays a central role in engaging potential subscribers. Our news mobile applications provide users with a seamless way to experience the breadth of the products we offer.

We plan to continue to invest in engaging content and product features across our products, including audio-visual programming and features. We see these investments as increasing the value of our bundle and contributing to our essential subscription strategy.

Growing subscribers, revenue and profit

We believe we are still in the early days of penetrating the global subscription journalism market, and we aspire to be the leader in that market. In this context, we view a large and growing subscriber base as our best lever for long-term value creation because it generates recurring consumer revenue; has the potential to generate more advertising, affiliate and other revenue opportunities; and contributes to higher marketing efficiency.

We plan to continue our emphasis on growing subscribers through our focus on promoting our bundle of interconnected products, which we believe provides the most value to our users and represents the best opportunity to monetize our digital products. While we aim to expose more of our subscribers to everything that we offer through the bundle, we continue to offer subscriptions to standalone products as well to attract the widest number of subscribers. We also make an ongoing effort to align our digital pricing model with users' willingness to pay and the growing value of our products.

Revenue from premium digital advertising remains an important part of our business. We believe our journalism and other products attract valuable audiences and that we provide a trusted platform for advertisers' brands. We continue to innovate advertising offerings that integrate well with the user experience, including solutions that use proprietary first-party data to help inform our clients' advertising strategies.

We believe we can apply disciplined cost-management while continuing to invest in journalism and product development in support of long-term profitable growth. We also aim to continue to maximize the efficiency and profitability of our print products and services, which remain a significant part of our business.

Using technology and data to propel our growth

Achieving our ambition will require products and technology that match the quality of our journalism. Over the past several years, we have invested substantially in the back-end technology and underlying capabilities that enrich the digital experience for users and empower our journalists and business operators. In 2025, we plan to continue prioritizing these areas, with a focus on strengthening our data management infrastructure, enhancing the platforms that power our multiproduct digital bundle, and advancing machine-learning applications across our business. We have already seen and expect to see further benefits from these investments as they help us better engage, habituate, convert and retain more subscribers.

PRODUCTS

The Company's principal business consists of distributing content through our digital and print platforms. In addition, we distribute selected content on third-party platforms.

We offer a bundle that includes access to our digital news product (which includes our news website, NYTimes.com, and mobile application), The Athletic, and our Audio, Cooking, Games and Wirecutter products. Our subscriptions also include standalone digital subscriptions to each of these products. Digital subscriptions can be purchased by individual consumers or as part of group education or group corporate subscriptions. Individual consumers can subscribe to our products directly or through third-party app stores operated by Apple and Alphabet.

Our access model for our digital products generally offers users who have registered free access to a limited amount of content before requiring users to subscribe for access to additional content. We make the choice at times to suspend limits on registered users' free access to particularly important news coverage. We also make some of our content free as a way to generate large audiences that we monetize through advertising or by eventually converting them into subscribers; this includes Wordle and Connections (daily digital word games) and a portion of our audio journalism (which is distributed both on our digital platforms and on third-party platforms).

The Times's print newspaper, which commenced publication in 1851, is published seven days a week in the United States. The Times also has an international edition of our print newspaper that is tailored for global audiences and is the successor to the International Herald Tribune, which commenced publication in Paris in 1887. Our print newspapers are sold in the United States and around the world through individual home-delivery subscriptions, bulk subscriptions (primarily by schools and hotels) and single-copy sales. Print home-delivery subscribers are entitled to receive free access to our digital news product, The Athletic, and our Audio, Cooking, Games and Wirecutter products.

SUBSCRIBERS AND AUDIENCE

Our content reaches a broad audience through both digital and print platforms. As of December 31, 2024, we had approximately 11.43 million subscribers across 229 countries and territories.

Paid digital-only subscribers totaled approximately 10.82 million as of December 31, 2024. This includes subscribers with paid digital-only subscriptions to one or more of our news product, The Athletic, or our Audio, Cooking, Games and Wirecutter products. International subscribers with a paid digital-only subscription represented over 20% as of December 31, 2024.

The number of paid digital-only subscribers also includes estimated group corporate and group education subscriptions (which collectively represented approximately 6% of total paid digital subscribers as of December 31, 2024). The number of paid group subscribers is derived using the value of the relevant contract and a discounted subscription rate. The actual number of users who have access to our products through group sales is substantially higher.

According to comScore Media Metrix, an online audience-measurement service, in 2024, our websites and mobile applications had a monthly average of approximately 93 million unique visitors in the United States on either desktop/laptop computers or mobile devices. Globally, including the United States, our websites and mobile applications had a monthly average of approximately 137 million unique visitors on either desktop/laptop computers or mobile devices, according to internal data estimates.

In the United States, The Times had the largest daily and Sunday print circulation of all seven-day newspapers for the six-month period ended September 30, 2024, according to data collected by the Alliance for Audited Media ("AAM"), an independent agency that audits circulation of most U.S. newspapers and magazines. For the year ended December 31, 2024, The Times's average circulation (which includes paid and qualified circulation of the newspaper in print) was approximately 253,000 for weekday (Monday to Friday) and 623,000 for Sunday. (Under AAM's reporting guidance, qualified circulation represents copies available for individual consumers that are either non-paid or paid by someone other than the individual, such as copies delivered to schools and colleges and copies purchased by businesses for free distribution.)

ADVERTISING

We offer a comprehensive portfolio of advertising products and services principally to advertisers (such as luxury goods, technology and financial companies) promoting products, services or brands on digital platforms in the form of display, audio and video ads; in print in the form of column-inch ads; and at live events.

The majority of our advertising revenue is derived from offerings sold directly to marketers by our advertising sales teams. A smaller proportion of our total advertising revenues is generated through programmatic auctions run by third-party advertising exchanges.

Digital advertising includes our core digital advertising business and other digital advertising. Our core digital advertising consists of direct-sold display (which includes website and mobile applications), podcast, email and video advertisements that are sold directly to marketers by our advertising sales teams. Our digital advertising offerings include solutions that use proprietary first-party data to generate predictive insights and help inform our clients' advertising strategies. Other digital advertising includes advertising revenues generated by programmatic advertising and creative services associated with branded content. In 2024, digital advertising represented approximately 68% of our advertising revenues. Both The New York Times Group and The Athletic have digital advertising revenues in the above categories.

Print advertising for The Times includes revenue from column-inch ads and classified advertising, including line-ads as well as preprinted advertising, also known as freestanding inserts. Column-inch ads are priced according to established rates, with premiums for color and positioning, and classified advertising is paid for on a per-line basis. In 2024, print advertising represented approximately 32% of our advertising revenues. The Athletic does not have a print product and therefore does not generate print advertising revenue.

Our business is affected in part by seasonal patterns in advertising, with generally higher advertising volume in the fourth quarter due to holiday advertising.

OTHER REVENUES

We also derive revenue from other activities, which primarily include:

- The Company's licensing of our intellectual property. We license content to digital aggregators in the business, professional, academic and library markets, in addition to licensing select content to third-party digital platforms for access by their users and for other purposes. As part of our news and syndication services, we license articles, graphics and photographs both directly and through third-party sellers to a wide variety of clients, including newspapers, magazines, websites and other corporations. We also license content for use in television, films and books; provide rights to reprint articles; and create and sell news digests based on our content;

- Our Wirecutter product's affiliate referrals (which generate revenue by offering direct links to merchants in exchange for a portion of the sale price upon completion of a transaction); and

- The Company's commercial printing operations, which utilize excess capacity at our facility in College Point, N.Y., to print and distribute products for third parties.

Our affiliate referral revenue is affected in part by seasonal patterns in consumer spending, with generally higher affiliate referral revenue in the fourth quarter due to higher consumer spending.

COMPETITION

We operate in a highly competitive environment subject to rapid change and face significant competition in all aspects of our business. We compete for audience, subscribers, licensees and advertising against a wide variety of companies, including content providers and distributors, news aggregators, search engines, social media platforms, streaming services and products and tools powered by generative artificial intelligence ("AI"), any of which might attract audiences and/or advertisers to their platforms and away from ours. Our news product most directly competes for audience, subscriptions and advertising with other U.S. and global news and information digital and print products, including The Washington Post, The Wall Street Journal, CNN, BBC News, The Guardian and Financial Times. Our digital news product also competes with customized news feeds, news aggregators and social media products of companies such as Apple, Alphabet, ByteDance, Meta Platforms and X, as well as with products and tools powered by generative AI. Our other digital products compete with content providers in their respective categories, as well as other digital media of general interest. In addition, we compete for advertising on digital advertising networks and exchanges with real-time bidding and other programmatic buying channels.

Competition for subscription revenue and audience is generally based upon content breadth, depth, originality, quality, relevance and timeliness; reputation and brand strength; product experience; format; visibility on search engines and social media platforms and in mobile app stores and the extent to which these direct traffic to our digital properties; our products' pricing and subscription plans and our content access models; and service. Competition for advertising revenue is generally based upon the content and format of our products; audience levels and demographics; advertising rates; service; targeting capabilities; results observed by advertisers; and perceived effectiveness of advertising offerings. We believe that our original, independent and high-quality reporting, storytelling and journalistic excellence across topics and formats set us apart from others and is at the heart of what makes our journalism worth paying for, and we believe our journalism attracts valuable audiences and provides a safe and trusted platform for advertisers' brands.

PRINT PRODUCTION AND DISTRIBUTION

The Times is currently printed at our production and distribution facility in College Point, N.Y., as well as under contract at 22 remote print sites across the United States. We also utilize excess capacity at our College Point facility for commercial printing and distribution for third parties. The Times is delivered in the New York metropolitan area through a combination of our own drivers and agreements with other newspapers and third-party delivery agents. In other markets in the United States and Canada, The Times is delivered through agreements with other newspapers and third-party delivery agents.

The international edition of The Times is printed under contract at 23 sites throughout the world and is sold in approximately 60 countries and territories. It is distributed through agreements with other newspapers and third-party delivery agents.

The primary raw materials we use are newsprint and coated paper, which we purchase from a number of North American and European producers. A significant portion of our newsprint is purchased from Domtar Corporation, a large global manufacturer and distributor of paper, market pulp and wood products.

In 2024 and 2023, we used the following types and quantities of paper:

(In metric tons)	2024	2023
Newsprint[1]	55,000	59,000
Coated and Supercalendered Paper[2]	7,900	8,900

[1] Newsprint usage includes paper used for commercial printing.

[2] We use a mix of coated and supercalendered paper for The New York Times Magazine, and coated paper for T: The New York Times Style Magazine.

HUMAN CAPITAL

By acting in accordance with our mission and our values — independence, integrity, curiosity, respect, collaboration and excellence — we serve our readers and society, ensure the continued strength of our journalism and business, and foster a healthy and vibrant Times culture.

The employees who make up our workplace are vital to the continued success of our mission and business and central to our long-term strategy. In order to attract, retain and maximize the contributions of world-class talent from a diversity of backgrounds, we work to create an engaging and rewarding employee experience in a variety of ways, including maintaining an inclusive workplace culture where everyone can do their best work; developing talent; providing equitable and competitive compensation and benefits (total rewards); and supporting employees' health, safety and well-being.

Our Board of Directors reviews and discusses with management a wide range of human capital management matters, including succession planning, talent development and workplace culture. In addition, our Compensation Committee oversees matters related to human capital management.

As of December 31, 2024, we had approximately 5,900 full-time equivalent employees, which includes more than 2,800 involved in our journalism operations. While we have employees located throughout the world, they are primarily located in the United States.

Maintaining an inclusive workplace culture where everyone can do their best work

We work to support a diverse staff, equitable systems and an inclusive workplace in a variety of ways.

- **Promote a culture that aligns with our values.** This includes setting and communicating clear expectations for our employees on how to approach their work and engage with, manage and lead each other, as well as a rigorous and transparent process for investigating workplace complaints and concerns. We have teams that work to ensure that our commitment to an equitable workplace is reflected in our employee programs and processes.

- **Attract and grow talent.** We seek to continuously improve our talent programs and practices to attract and retain the best possible talent, including building candidate pools and pipelines that reflect diverse backgrounds, using inclusive and accessible job descriptions and focusing on consistent and fair processes.

- **Offer opportunities for colleagues to connect.** We have a wide range of communities, including employee resource groups, clubs and career networks, that help colleagues create a sense of belonging with each other and within the Company; allow space for shared experiences and interests; connect with executive sponsors; and receive mentoring, career development and volunteering opportunities.

- **Publish our demographics.** Each year, we release data on the composition of our staff. Our reporting currently can be found at www.nytco.com/company/diversity-and-inclusion. The contents of these reports are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

Developing talent

We recognize the importance of creating opportunities for employees to develop and succeed at every level.

Identifying and putting in place effective executive leadership is critically important to our success. Our Board of Directors works with senior management to ensure that plans are in place for both short- and long-term executive succession. The Board conducts an annual detailed review of the Company's leadership pipeline and succession plans for key senior leadership roles.

We value ongoing development and continuous learning throughout the organization. We strive to support and provide enriching opportunities to our employees, including through a range of training, professional development resources, and programs such as our employee mentorship program. We also continue to work to further elevate how we lead, manage and promote people, including bolstering feedback, support and performance enablement systems. We conduct periodic engagement surveys to gauge the experiences, concerns and sentiments of employees in areas such as career development, manager performance and culture.

Providing equitable and competitive total rewards

We offer comprehensive total rewards, which are designed to meet the needs of our current and future employees; support the Company's strategic goals, mission and values; drive a high-performance culture; and offer competitive and equitable pay. In line with our business goals, our total rewards philosophy links compensation to performance. Every two years — most recently in 2023 — we perform a pay-equity study, an in-depth review of our compensation practices conducted with an outside expert to identify, assess and address any inconsistencies in pay for similarly situated employees. We offer comprehensive benefits to eligible employees and their dependents, including defined contribution (401(k)) plans with a company match, as well as an employee stock purchase program, which provides eligible employees the opportunity to purchase our Class A Common Stock at a discount.

Supporting employees' health, safety and well-being

Our employees' well-being is vital to our success, and their physical, mental and financial health is a top priority. We have invested in a variety of programs based on region that help support their day-to-day wellness needs and goals, including, but not limited to, health benefits, family building support, access to licensed professional counselors (including therapists trained in journalist occupational culture, stressors and resilience factors), health coaching and advocacy services, fitness resources, child and elder care help, financial wellness programs, work/life support resources and more.

Collective bargaining agreements

Approximately 43% of our full-time equivalent employees were represented by unions as of December 31, 2024. In addition, some of our Athletic employees are seeking to unionize. The following is a list of our collective bargaining agreements covering various categories of the Company's employees and their corresponding expiration dates.

Category	Expiration Date
Typographers	March 30, 2025
Voice Actors	October 31, 2025
The New York Times Guild	February 28, 2026
Drivers	March 30, 2026
Machinists	March 30, 2026
Paperhandlers	March 30, 2026
Stereotypers	March 30, 2026
Wirecutter	February 28, 2027
Mailers	March 30, 2027
Pressmen	March 30, 2027
The New York Times Tech Guild	February 29, 2028

AVAILABLE INFORMATION

We maintain a corporate website at http://www.nytco.com, and we encourage investors and other interested persons to use it as a way of easily finding information about us. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, and the Proxy Statement for our Annual Meeting of Stockholders, are made available, free of charge, on this website as soon as reasonably practicable after such reports have been filed with or furnished to the SEC. In addition, we may periodically make announcements or disclose important information for investors on this website, including press releases or news regarding our financial performance and other items that may be material or of interest to our investors. Therefore, we encourage investors, the media, and others interested in our Company to review the information we post on this website. We have included our website addresses throughout this report as inactive textual references only. The information contained on the websites referenced herein is not incorporated into this filing.

ITEM 1A. RISK FACTORS

This section highlights specific risks that could affect us and our businesses. You should carefully consider each of the following risks, as well as the other information included in this Annual Report on Form 10-K. Our business, financial condition, results of operations and/or the price of our publicly traded securities could be materially adversely affected by any or all of these risks, or by other risks or uncertainties not presently known or currently deemed immaterial, that may adversely affect us in the future.

Risks Related to Our Business and Industry

We face significant competition in all aspects of our business.

We operate in a highly competitive environment subject to rapid change. We compete for audience share and subscribers, as well as subscription, advertising and other revenues such as licensing and affiliate referral revenues. Our competitors include content providers and distributors, news aggregators, search engines, social media platforms, streaming services and products and tools powered by generative AI. Competition among these companies is robust, and new competitors can quickly emerge and have in recent years.

Our ability to compete effectively depends on many factors within and beyond our control. These factors include:

- our ability to continue delivering a breadth of high-quality journalism and content that is interesting and relevant to our audience;
- our reputation and brand strength relative to those of our competitors;
- the popularity, usefulness, ease of use, format, performance, reliability and value of our digital products;
- the sustained engagement of our audience directly with our products;
- our visibility on search engines and social media platforms and in mobile app stores;
- our ability to reach new users in the United States and abroad;
- our ability to develop, maintain and monetize our products;
- our products' pricing and subscription plans and our content access models;
- our ability to effectively protect our intellectual property, including from unauthorized use by generative AI developers in ways that harm our brand and promote the spread of misinformation;
- our marketing and selling efforts, including our ability to differentiate our products and services from those of our competitors;
- our ability to attract, retain and motivate talented employees who are in high demand;
- our ability to provide advertisers with a compelling return on their investments; and
- our ability to manage and grow our business in a cost-effective manner.

Some of our current and potential competitors provide free and/or lower-priced alternatives to our products, and/or have greater resources than we do, which may allow them to compete more effectively than us. Developments in generative AI are increasing such competition, and some of our current and potential competitors may develop new or enhanced products and services or leverage new technologies more quickly or successfully than we are able to. In addition, several companies with competing journalism destinations, subscriptions and other products, such as Apple and Alphabet, control how content is discovered, displayed and monetized in some of the primary environments in which we develop relationships with users, and therefore can affect our ability to compete effectively. Some of these companies encourage their large audiences to access our content, or derivations thereof, and/or competing content within their products, impacting our ability to attract, engage and monetize users directly within our products. In addition, we rely on third-party platforms for a significant portion of our affiliate referral revenue while competing with such platforms for product discovery and recommendation audiences.

Our ability to grow the size and profitability of our subscriber base depends on many factors within and beyond our control, and a failure to do so could adversely affect our results of operations and business.

Subscription revenues make up the majority of our total revenue. Our future growth and profitability depend upon our ability to retain, grow and effectively monetize our audience and subscriber base in the United States and abroad. We have invested and will continue to invest significant resources in our efforts to do so, including our investments in cross-product integrations, but there is no assurance that we will be able to successfully grow our subscriber base in line with our expectations, or that we will be able to do so without taking steps such as adjusting our pricing or incurring subscription acquisition costs that could adversely affect our subscription revenues, margin and/or profitability.

Our ability to attract and grow our digital subscriber base depends on the size of our audience and its sustained engagement directly with our products, including the breadth, depth and frequency of use. The size and engagement of our audience depends on many factors within and beyond our control, including the size and speed of development of the markets for our products; significant news, sports and other events; varied and changing consumer expectations and behaviors (including consumers' interest in or avoidance of news content and methods of consuming news); public awareness of our brands and sentiment about independent journalism and our brands, content and products; the free access we provide to our content; and the format and breadth of our offerings, among other factors.

The size and engagement of our audience also depends on our ability to successfully manage changes implemented by search engines, social media platforms and operating systems and changes in the digital information ecosystem, including related to generative AI, that affect or could affect the visibility of and traffic to our content. The visibility of and traffic to our content depends in part on referrals from third-party platforms that direct consumers to our content. These third-party platforms increasingly prioritize formats and content that are within their platforms (such as AI-generated content) and/or outside of our primary offerings and may vary their emphasis on what content to highlight for users. This has caused, and we expect may continue to cause, referrals from these platforms to our content to decrease. Additionally, search engine results and digital marketplace and mobile app store rankings are based on algorithms that are changed frequently, without notice or explanation. Any failure to successfully manage and adapt to changes in how our content, apps, products and services are discovered, prioritized, displayed and monetized could significantly decrease our traffic.

Consumers' willingness to subscribe to our products may depend on a variety of factors, including our subscription plans and pricing, the perceived differentiated value of being a subscriber, consumers' discretionary spending habits, and our marketing expenditures and effectiveness, as well as the factors described above that impact the size and engagement of our audience and other factors within and outside our control. Our continued subscriber growth will depend on our ability to adapt, on a cost-effective basis, our content, products, pricing, marketing and payment processing systems for increasing numbers of subscribers. As we increase the size of our subscriber base, we expect it will become increasingly difficult to maintain our rate of growth.

We must also manage the rate at which subscriptions to our products are canceled — what we refer to as our "churn." Subscriptions are canceled for a variety of reasons, including the factors described above that impact the size and engagement of our audience and consumers' willingness to subscribe to our products as well as: subscribers' perception that they do not engage with our content sufficiently, the end of a subscriber's promotional pricing (which is an important aspect of our strategy) or other adjustments in our subscription pricing, changes in the payment industry (such as changes in payment regulations, standards or policies, including related to renewal and cancellation notice requirements, and the introduction of new subscription management tools), and the expiration or replacement of subscribers' credit cards. New subscriber cohorts may not retain at the same rate as prior cohorts of subscribers, particularly as we endeavor to encourage users who may spend less time with our products to subscribe.

The future growth of our business and profitability also depends on our ability to successfully monetize our subscriber relationships. We are investing in efforts to encourage subscribers to use and pay for multiple products, primarily through our multiproduct digital bundle, but there can be no assurance that such efforts will continue to be successful in attracting and retaining subscribers. We have also invested in efforts to align our pricing model with users' willingness to pay and the growing value of our products, and may continue to implement changes in our pricing, subscription plans or pricing model that could have an adverse impact on our ability to attract, engage and retain subscribers and/or on our subscription revenues and profitability.

The number of print subscribers continues to decline as the media industry has transitioned from being primarily print-focused to digital, and we do not expect this trend to reverse. We are limited in our ability to offset the resulting print revenue declines with revenue from home-delivery price increases, particularly as our print products continue to be more expensive relative to other media alternatives, including our digital products. If we are unable to offset and ultimately replace continued print subscription revenue declines with other sources of revenue, such as digital subscriptions, or if print subscription revenue declines at a faster rate than we anticipate, our operating results will be adversely affected.

Our ability to attract, retain and monetize a significant portion of our users is dependent on third parties. If these third parties make changes outside of our control, it could adversely affect our business, financial condition and results of operations.

Our ability to attract, retain and monetize a portion of our users is dependent upon platforms owned by third parties. For example, some of our subscribers choose to subscribe to our products through third-party app stores operated by Apple and Alphabet, and we rely on third-party platforms for our affiliate referral revenue. If these third parties do not continue to provide their services as we expect or adversely change their fees, commissions or terms for doing so, and if we are unable to adapt effectively to these changes, it could result in a loss of users or revenue, the ineffective monetization of products and/or other missed opportunities; increase our costs; damage our reputation; and adversely affect our financial results. In addition, we are reliant on accurate and timely reporting from these third-party platforms to accurately report certain financial results.

Our user and other metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.

We track certain metrics, such as registered users, subscribers and average revenue per subscriber (which we refer to as "average revenue per user" or "ARPU"), which are used to measure our performance and which we use to evaluate growth trends and make strategic decisions. These metrics are calculated using internal Company data as well as information we receive from third parties and are subject to inherent challenges in measurement. For example, there may be individuals who have multiple Times subscriptions or registrations, which we treat as multiple subscribers or registrations, as well as single subscriptions and registrations that are used by more than one person. In addition, we rely on estimates in calculating subscriber and subscription metrics in connection with group corporate and educational subscriptions. The complex systems, processes and methodologies used to measure these metrics require significant effort, judgment and design inputs, and are susceptible to human error, technical and coding errors and other vulnerabilities, including those in hardware devices, operating systems and other third-party products or services on which we rely. We also depend on accurate reporting by third parties such as Apple and Alphabet, as some of our subscribers purchase their subscriptions through these intermediaries, and our control over the information available to us from these third parties is limited. Accordingly, our metrics may not reflect the actual number of people using our products.

Inaccuracies or limitations in these metrics may affect our understanding of certain details of our business, which could result in suboptimal business decisions and/or affect our longer-term strategies. In addition, we are continually seeking to improve our estimates of these metrics, which requires continued investment, and, as our tools and methodologies for measuring these metrics evolve, there may be unexpected changes to our metrics. Real or perceived inaccuracies in our reported metrics could harm our reputation and/or subject us to legal or regulatory actions and/or adversely affect our operating and financial results.

Our advertising revenues are affected by numerous factors, including market dynamics, evolving digital advertising trends and the evolution of our strategy.

We derive substantial revenues from the sale of advertising in our products. Our advertising revenues are sensitive to the macroeconomic environment, as advertiser budgets can fluctuate substantially in response to changing economic conditions. Our ability to compete successfully for advertising budgets will depend on, among other things, our ability to engage and grow audiences, collect and leverage data, and demonstrate the value of our advertising and the effectiveness of our products to advertisers. In determining whether to buy advertising with us, advertisers may consider factors such as the demand for our products, focus of our coverage (and reluctance to appear adjacent to some news topics), size and demographics of our audience, public sentiment about our brands, advertising rates, targeting capabilities, results observed by advertisers, and perceived effectiveness of advertising offerings and alternative advertising options.

Companies with large digital platforms, which have greater audience reach, audience data and targeting capabilities than we do, command a large share of the digital advertising market, and we anticipate that this will continue. In addition, there is increasing demand for digital advertising in formats that are dominated by these platforms, particularly vertical short-form video and streaming, and we may not be able to compete effectively in these formats. The remaining market is subject to significant competition among publishers and other content providers, and audience fragmentation. These dynamics have affected, and will likely continue to affect, our ability to attract and retain advertisers and to maintain or increase our advertising rates and resulting revenues.

Digital advertising networks and exchanges with real-time bidding and other programmatic buying channels that allow advertisers to buy audiences at scale also play a significant role in the marketplace and represent another source of competition. They have caused and may continue to cause further downward pricing pressure and the loss of a direct relationship with marketers, especially during periods of economic downturn.

The evolving standards for delivery of digital advertising, as well as the development and implementation of technology, regulations, policies, practices and consumer expectations that adversely affect our ability to deliver, target or measure the effectiveness of advertising (including blocking the display of advertising, the phase-out of browser support for third-party cookies and of mobile operating systems for advertising identifiers, rapidly evolving privacy regulations and platform requirements providing for additional consumer rights), may also adversely affect our advertising revenues if we are unable to develop effective solutions to mitigate their impact.

Our digital advertising offerings include products that use proprietary first-party data to target and generate predictive insights and help inform our clients' advertising strategies. Our ability to quickly and effectively evolve these products; the volume, quality, and price of competitive products; and continued changes to industry regulation all have the potential to impact the success of this strategy.

Our digital advertising operations also rely on technologies (particularly ad servers) that, if interrupted or meaningfully changed, or if the providers leverage their power to alter the economic structure, could have an adverse impact on our advertising revenues, operating costs and/or operating results. The relative proportions of digital traffic we receive from different platforms, such as apps, desktop web and mobile web, have changed over time and may continue to change, in part as a result of changes to the algorithms of digital platforms over which we have no control. If we do not adapt to differences in traffic and yield among these platforms, this could adversely affect our advertising revenues.

Although print advertising revenue represents a significant portion of our total advertising revenue, our revenues from print advertising continue to decline over time and we do not expect this trend to reverse. Print advertising revenue may decline more quickly than we anticipate, which could create additional pressure on our profitability.

Our brand and reputation are key assets of the Company. Negative perceptions or publicity could adversely affect our business, financial condition and results of operations.

We believe The New York Times brand is a powerful and trusted brand with a reputation for high-quality independent journalism and content, and this brand is a key element of our business. Our New York Times brand, as well as our other brands, including The Athletic, Cooking, Games and Wirecutter, might be damaged by incidents that erode consumer trust (such as negative publicity), a perception that our journalism is unreliable or biased, or a decline in the perceived value of independent journalism or general trust in the media, which may be in part as a result of changing political and cultural environments in the United States and abroad, active campaigns by domestic or international political or commercial actors or changes in the information ecosystem. Our brand and reputation could also be adversely impacted by negative claims or publicity regarding the Company or its operations, products, services, employees, practices (including social, data privacy and environmental practices) or business affiliates (including advertisers), as well as our potential inability to adequately respond to such negative claims or publicity, even if such claims are untrue. Our brand and reputation could also be damaged if we fail to provide adequate customer service, or by failures of third-party vendors we rely on in many contexts. We invest in defining and enhancing our brands. These investments are considerable and may not be successful. To the extent our brand and reputation are damaged, our ability to attract and retain audience, subscribers, advertisers and/or employees could be adversely affected, which could in turn have an adverse impact on our business, revenues and operating results.

Generative AI technology may negatively impact our ability to attract, engage, and retain audience and subscribers; protect and monetize our intellectual property; maintain and grow other revenue streams; and retain and grow trust in our brand and journalism; and may involve other risks.

Recent advances and continued rapid development in generative AI technology may significantly alter the market for our products and services. Generative AI tools powered by models that have been trained or grounded on our content, or that are able to display and produce output that contains, is similar to, is based on, or purports to be our content – without our permission, fair compensation or proper attribution – may significantly reduce our online traffic; decrease our audience size; reduce current and potential subscriber demand; infringe our intellectual property rights; harm existing and potential revenue streams; damage our brand and reputation (e.g., through misattribution of incorrect information to us); and adversely affect our business, revenues and results of operations.

Protecting and enforcing our intellectual property rights against third parties that have used and may continue to use our content and trademarks without authorization is and may continue to be costly and time consuming. The application of existing laws and regulations to new technologies, including generative AI, remains unsettled, and the development of the law in this area could impact our ability to protect our intellectual property from infringing and competitive uses and enforce our rights in it. In December 2023, we filed a lawsuit against Microsoft Corporation and various OpenAI defendants that included claims related to their unlawful and unauthorized copying and use of our journalism and other content. See "Item 3 — Legal Proceedings" for additional information. There can be no assurance that we will be successful in this litigation, or in preventing other generative AI developers from using our content without authorization or fair compensation. Our business, brand, financial condition and results of operations may suffer as a result.

We also use generative AI tools that may implicate intellectual property and data protection laws and regulations and raise cybersecurity, confidentiality and technical risks. The use of these tools may also cause brand or reputational harm, including if the output is deficient, inaccurate, biased or otherwise problematic. Our use of generative AI tools may also disrupt our relationship with employees and/or result in labor disputes if the tools are viewed as displacing workers. Our use of generative AI tools and addressing the associated risks will continue to require resources to minimize unintended and harmful impacts. Accordingly, our use of, or perceptions of the way that we use, generative AI could adversely affect our business, brand, financial condition or results of operations.

Our business and financial results may be adversely impacted by economic, market and political conditions or other events or conditions causing significant disruption.

We and the companies with which we do business are subject to risks and uncertainties caused by factors beyond our control, including economic weakness, instability, uncertainty and volatility, including the potential for a recession; a competitive labor market; inflation; supply chain disruptions; high interest rates; and political and sociopolitical uncertainties and conflicts.

These factors may result in declines and/or volatility in our results. For example, our advertising revenues have been and could be further adversely affected as advertisers respond to economic, political or public health conditions by reducing their budgets or shifting spending patterns or priorities. In addition, such conditions may lead to fluctuations in the size and engagement of our audience, which can impact our ability to attract, engage and retain audience and subscribers.

Furthermore, to the extent economic conditions lead consumers to reduce spending on discretionary activities, subscribers may increasingly shift to free or lower-priced subscription options and/or our ability to retain current and obtain new subscribers or implement price increases could be hindered, which would adversely impact our subscription revenue. Additionally, consumers may reduce the product purchases through which we generate affiliate referral revenues.

Macroeconomic pressures and shifts in the broader consumer and regulatory environment could cause large-scale platforms to make changes that adversely impact our business. We depend on these platforms for traffic, affiliate referral revenue share agreements and content licensing revenue. While we have agreements with certain large platforms pursuant to which we license our content, there is no guarantee that these content license agreements will be renewed on terms favorable to us or at all.

Our costs may also be adversely affected by economic or other conditions. Our employee-related costs and printing and distribution costs have been impacted in the past and may be impacted in the future by inflation and higher costs. Inflation and market volatility may also adversely impact our investment portfolio and our pension plan obligations. Additionally, we own and lease commercial real estate and are subject to associated risks, including that the size of our real estate portfolio becomes unsuited to our needs, that we are unable to secure subleases for owned or leased property, counterparty risk associated with subleases and liquidity risk associated with our owned properties, all of which are sensitive to macroeconomic conditions, changes in the real estate market and demographic trends.

Any events causing significant disruption or distraction to the public or to our workforce or impacting economic conditions, such as supply chain disruptions, political instability or crises, economic instability, war, public health crises, social unrest, terrorist attacks, natural disasters and other adverse weather and climate conditions, or other unexpected events, could also disrupt our operations or the operations of one or more of the third parties on which we rely. If a significant portion of our workforce or the workforces of the third parties with which we do business (including our advertisers, newsprint suppliers or print and distribution partners) is unable to work due to power outages, connectivity issues, illness or other causes that impact individuals' ability to work, our operations and financial performance may be adversely impacted.

The future impact that economic, political and public health conditions will have on our business, operations and financial results is uncertain and will depend on numerous evolving factors and developments that we are not able to reliably predict or mitigate. It is also possible that these conditions may accelerate or worsen other risks.

The international scope of our business exposes us to risks inherent in foreign operations.

We have locations and staff around the world, and our products are generally offered globally. We are focused on expanding the international scope of our business and face the inherent risks associated with doing business globally, including:

- laws, regulations, policies or other governmental actions that impact our operations and business, including restrictions on access to our content and products; the barring, expulsion or detention of journalists or other employees; or other restrictive or retaliatory actions or behavior;
- effectively staffing and managing foreign operations;
- providing for the health and safety of our journalists and other employees and affiliates;
- potential legal, political or social uncertainty and volatility or catastrophic events, including wars and terrorist events, that could restrict our journalists' travel or otherwise adversely impact our operations and business and/or those of the companies with which we do business;
- protecting and enforcing our intellectual property and other rights under varying legal regimes;
- complying with generally applicable laws and regulations, including those governing intellectual property; defamation; publishing certain types of information; labor, employment and immigration; tax; payment processing; privacy; data protection; consumer marketing and subscriptions practices; and U.S. and foreign anticorruption laws and economic sanctions;
- restrictions on the ability of U.S. companies to do business in foreign countries, including restrictions on foreign ownership, foreign investment or repatriation of funds;
- higher-than-anticipated costs of entry; and
- currency exchange rate fluctuations.

Adverse developments in any of these areas could have an adverse impact on our business, financial condition and results of operations. For example, we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Significant disruptions in our newsprint supply chain or newspaper printing and distribution channels, or a significant increase in the costs to print and distribute our newspaper, would have an adverse effect on our operating results.

The Times newspaper, as well as other commercial print products, are printed at our production and distribution facility in College Point, N.Y. Outside of the New York area, The Times is printed and distributed under contracts with print and distribution partners across the United States and internationally.

Our production and distribution facility and our print partners rely on suppliers for deliveries of newsprint. The price of newsprint has historically been volatile, and its cost and availability may be affected by various factors, including supply chain disruptions (including as a result of natural disasters and fires, which may occur more frequently or with more severity as a result of climate change), transportation issues, labor shortages or unrest, conversion to paper grades other than newsprint, higher tariffs and other disruptions that may affect production or deliveries of newsprint. A significant increase in the price of newsprint, or a significant disruption in our or our partners' newsprint supply chain, would adversely affect our operating results.

Financial pressures, newspaper industry trends or economics, labor shortages or unrest, changing legal obligations regarding classification of workers or other circumstances that affect our print and distribution partners and/or lead to reduced operations or consolidations or closures of print sites, newsprint mills and/or distribution routes may increase the cost of printing and distributing our newspapers, decrease our revenues if printing and distribution are disrupted and/or impact the quality of our printing and distribution. Some of our print and distribution partners have taken steps to reduce their geographic scope and/or the frequency with which newspapers are printed and distributed, and additional partners may take similar steps. The geographic scope and frequency with which newspapers are printed and distributed by our partners at times affects our ability to print and distribute our newspaper and can adversely affect our operating results.

If we experience significant disruptions in our newsprint supply chain or newspaper printing and distribution channels, or a significant increase in the costs to print and distribute our newspaper, our reputation and/or operating results may be adversely affected. Furthermore, as subscriptions to our and other companies' print products continue to decline, our and our vendors' fixed costs to print and deliver paper products are spread over fewer paper copies. We may be unable to offset these increasing per-unit costs, alongside decreasing print subscriptions, with revenue from price increases, and our operating results may be adversely affected.

Expectations relating to environmental, social and governance matters, and any related reporting obligations, may impact our businesses.

U.S. and international regulators, investors and other stakeholders continue to focus on environmental, social and governance, or "ESG," matters. New domestic and international laws and regulations relating to these matters, including environmental sustainability and climate change, human capital management, privacy and cybersecurity, are under consideration, have recently been adopted or are currently being challenged or debated.

Certain laws and regulations relating to environmental matters include specific, target-driven disclosure requirements or obligations; may require additional investments, increased attention from management and the implementation of new practices and reporting processes; and may involve additional compliance risk. In addition, we have undertaken or announced sustainability-related actions and goals that require ongoing investments and changes to our operations. There is no assurance that our initiatives will achieve their intended outcomes or that we will achieve these goals. In addition, our ability to implement some initiatives is dependent on external factors. For example, our ability to carry out our sustainability initiatives may depend in part on third-party collaboration, mitigation innovations and/or the availability of economically feasible solutions at scale. Furthermore, factors such as changes in methodologies and processes for reporting environmental data, improvements in third-party data and the evolving standards for identifying, measuring and reporting such metrics, including disclosures that may be required by regulators, could impact our reporting of and progress toward our own goals and/or commitments.

Perceptions of our initiatives and commitments in these areas may differ widely, including in different jurisdictions, and present risks to our brand and reputation. We may be criticized for steps taken or not taken, or any failure or perceived failure, by us to comply with complex, technical and rapidly evolving laws and regulations or meet expectations, which may negatively impact our reputation. In addition, any such failure or perceived failure may result in penalties or fines. If resistance to ESG-related initiatives continues to grow, we may be subject to heightened scrutiny, litigation or regulatory proceedings, or reputational damage.

Litigation or governmental investigations can impact our business practices and operating results.

From time to time, we are party to litigation, including matters relating to alleged defamation, consumer class actions and labor and employment-related matters, as well as regulatory, environmental and other proceedings with governmental authorities and administrative agencies. Public figures who are the subjects of news reporting have in certain instances become more active pursuing defamation and/or libel lawsuits against media outlets. Adverse outcomes in lawsuits or investigations could result in significant monetary damages or injunctive relief that could adversely affect our results of operations or financial condition as well as our ability to conduct our business as it is presently being conducted. In addition, regardless of merit or outcome, such proceedings can have an adverse impact on the Company as a result of legal costs, diversion of the attention of management and other personnel, harm to our reputation, and other factors.

Risks Related to Intellectual Property

Our business may suffer if we cannot protect our intellectual property.

Our business depends on our intellectual property, including our valuable trademarks, copyrighted content and internally developed technology. We believe the protection and monetization of our proprietary trademarks, copyrighted content and patented technology, as well as other intellectual property, is critical to our continued success and maintaining our competitive position. Our ability to protect and monetize our intellectual property is subject to the protections available under intellectual property laws in the United States and other applicable jurisdictions. Governmental authorities may enact new laws, or urge interpretations of existing laws, that limit the Company's intellectual property rights, including in relation to the unauthorized use of the Company's content by generative AI companies, which may negatively impact the Company's ability to protect and generate revenue from its intellectual property. Unauthorized parties, including generative AI developers, have unlawfully misappropriated our brand, content, technology and other intellectual property and may continue to do so, and the measures we take to protect and enforce our proprietary rights may not be sufficient to fully address or prevent all third-party infringement.

Advancements in technology, including advancements in generative AI technology, have made widescale, systematic unauthorized copying and dissemination and exploitation of unlicensed content easier, including by anonymous foreign actors. At the same time, intellectual property protection and enforcement have become more costly and challenging, in part due to the increasing volume and sophistication of attempts at unauthorized use of our intellectual property. As our business and the presence and impact of bad actors become more global in scope, we may not be able to protect our proprietary rights in a cost-effective manner in other jurisdictions. In addition, intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet.

We are currently engaged in litigation in the United States to enforce our intellectual property rights, and we may in the future be required to do so in the United States or elsewhere. Such litigation has been and may continue to be costly and time-consuming. See "Item 3 — Legal Proceedings" for additional information.

If we are unable to protect and enforce our intellectual property rights, we may not succeed in realizing the full value of our assets, our business and profitability may suffer, and our brand may be tarnished by misuse of our intellectual property.

We have been, and may be in the future, subject to claims of intellectual property infringement that could adversely affect our business.

We periodically receive claims from third parties alleging violations of their intellectual property rights. As the Company publishes more content in a variety of media both on its own platforms and third-party platforms (such as social media), the likelihood of receiving claims of infringement may rise. Defending against intellectual property infringement claims can be time consuming, expensive to litigate and/or settle, and a diversion of management and newsroom attention. In addition, litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters.

If we are unsuccessful in defending against third-party intellectual property infringement claims, these claims may require us to enter into royalty or licensing agreements on unfavorable terms, alter how we present content to our users, alter certain of our operations and/or otherwise incur substantial monetary liability. The occurrence of any of these events as a result of these claims could result in substantially increased costs or otherwise adversely affect our business. For claims against us, insurance may be insufficient or unavailable, and for claims related to actions of third parties, either indemnification or remedies against those parties may be insufficient or unavailable.

Risks Related to Our Data Platform, Information Systems and Other Technology

Our success depends on our ability to effectively improve and scale our technical and data infrastructure.

Our ability to attract, retain, monetize and protect our users is dependent upon the reliable performance and increasing capabilities and integration of our products and our underlying technical and data infrastructure. As our business continues to grow in size, scope and complexity, and as legal requirements and consumer expectations continue to evolve, we must continue to invest significant resources to maintain, integrate, improve, upgrade, scale and protect our products and technical and data infrastructure, including some legacy systems. Our failure to do so effectively, or any significant disruption in our service or adverse impact on user experience, could damage our reputation, result in a potential loss of users or ineffective monetization of products or other missed opportunities, subject us to fines and civil liability and/or adversely affect our financial results.

As we periodically augment and enhance our financial systems, we may experience disruptions or difficulties that could adversely affect our operations, the management of our finances and the effectiveness of our internal control over financial reporting, which in turn may negatively impact our ability to manage our business and to accurately forecast and report our results, which could harm our business.

Security incidents and other network and information systems disruptions could affect our ability to conduct our business effectively, cause us to incur significant costs, subject us to significant liability and/or damage our reputation.

Our operations depend on our ability to protect our information systems against interruption, breach or other damage. Our systems store and process confidential subscriber, user, employee and other sensitive personal and Company data. In addition, we rely on the technology, systems and services provided by third-party vendors (including cloud-based service providers) for a variety of operations, including encryption and authentication technology, employee email, domain name registration, content delivery, administrative functions (including payroll processing and certain finance and accounting functions) and other operations.

We regularly face attempts to breach our security and compromise our information technology systems from a broad range of actors. These actors, whether internal or external to the Company, may use a blend of technology and social engineering techniques (including denial of service attacks, ransomware, phishing or business email compromise attempts intended to induce our employees, business affiliates and users to disclose information or unwittingly provide access to systems or data, and other techniques) to disrupt service, exfiltrate data or otherwise interfere with our business. Information security threats are constantly evolving in sophistication and volume and attackers may use generative AI and machine learning to launch more automated, targeted, sophisticated and coordinated attacks against targets, potentially increasing the difficulty of detecting and successfully defending against them. A successful breach could occur and persist for an extended period of time before being detected. We and the third parties with which we work may be more vulnerable to the risk from activities of this nature as a result of factors such as the high-profile nature of the Company's business operations and the various jurisdictions in which we and our third-party providers operate; the use of generative AI tools; remote and hybrid working; employee use of personal devices, which may not have the same level of protection as Company devices and networks; and use of legacy software systems. Cybersecurity vulnerabilities can also arise from human error, fraud or malice on the part of our employees, other insiders or third parties, or from technology or product enhancements or the migration of information and data to new technology platforms, systems or applications. From time to time, we experience security incidents and other network and information systems disruptions. To date, no incidents have had a material adverse effect on our business, financial condition or results of operations. However, there is no assurance that incidents or disruptions will not have a material adverse effect in the future. There is also no guarantee that a series of related issues may not be determined to be material at a later date in the aggregate, even if they may not be material individually at the time of their occurrence.

In addition, our systems, and those of the third parties with which we work and on which we rely, may be vulnerable to interruption or damage that can result from the effects of power, systems or connectivity outages; natural disasters (including increased storm severity and flooding), which may occur more frequently or with more severity as a result of climate change; fires; human error, fraud or malice; public health conditions; acts of terrorism; or other similar events.

We have implemented controls and taken other preventative measures designed to strengthen our systems and to improve the resiliency of our business against such incidents and attacks, including measures designed to reduce the impact of a security incident at our third-party vendors. These efforts are expensive to develop, implement and maintain; require ongoing monitoring and updating as technologies change and as efforts to overcome security measures become more sophisticated; and may limit the functionality of or otherwise negatively impact our products, services and systems. Although the costs of the controls and other measures we have taken to date have not had a material effect on our financial condition, results of operations or liquidity, the costs and effort to respond to and recover from a security incident and/or to mitigate any security vulnerabilities that may be identified in the future could be significant. Additionally, any contractual protections with our third-party vendors, including our right to indemnification, if any at all, may be limited or insufficient to prevent a negative impact on our business from a security incident.

There can also be no assurance that the actions, measures and controls we have implemented will be effective or that they will be sufficient to prevent a future security incident or other disruption, and our disaster recovery planning cannot account for all eventualities. Such an event could result in a disruption of our services; improper access, use, alteration or disclosure of personal data or other confidential information; loss of information; or theft or misuse of our intellectual property. In addition, if we experience or are perceived to experience a security incident, or are perceived to fail to respond appropriately to any security incident that we may experience, it could divert management's attention; require us to expend resources to investigate, respond to and recover from such a security incident or defend against further attacks; subject us to litigation, regulatory or other government inquiries or investigations and/or liability; harm our reputation; or otherwise adversely affect our business, financial condition or results of operations.

While we maintain cyber risk insurance, the costs relating to certain kinds of security incidents could be substantial, and our insurance may not be sufficient to cover losses related to any future incidents involving our data or systems, and we cannot be certain our insurance coverage will continue to be available to us on commercially reasonable terms (if at all) or that any insurer will not deny coverage as to any future claim.

Failure to comply with laws and regulations with respect to privacy, data protection and consumer marketing and subscriptions practices could adversely affect our business.

Our business is subject to various laws and regulations in the U.S. and abroad with respect to the processing, privacy and security of personal data, as well as our consumer marketing and subscriptions practices. These laws and regulations, and interpretation thereof, differ across jurisdictions and continue to evolve and expand.

Various laws and regulations govern the processing, privacy and security of the data we receive from and about individuals, including the European General Data Protection Regulation and ePrivacy Directive; California's Consumer Privacy Act and Consumer Privacy Rights Act and other states' privacy laws; and others. Failure to protect personal data in accordance with these requirements, provide individuals with adequate notice of our privacy policies, respond to consumer rights requests or obtain required valid consent where applicable, for example, could subject us to liability.

In addition, various laws and regulations govern the manner in which we market our subscription products, including with respect to subscriptions, billing, automatic renewals and cancellation. These laws, as well as any changes in these laws or how they are interpreted, could adversely affect our ability to attract and retain subscribers and the rate with which consumers cancel subscriptions.

There has been ongoing focus on and regulatory scrutiny related to laws and regulations governing privacy, data protection, consumer marketing and subscriptions practices. Existing and new laws and regulations in these areas have imposed and may continue to impose obligations that affect our business; place increasing demands on our technical infrastructure and resources; require us to incur increased compliance costs; and cause us to further adjust our advertising, marketing, security or other business practices. For example, we continue to work on several significant privacy engineering projects to integrate a number of internal systems, including our data platform, with third-party software to centralize and enhance our privacy compliance capabilities. As we continue these projects over the next several years, we may experience disruptions or difficulties that could adversely affect our business.

Any failure, or perceived failure, by us or the third parties upon which we rely to comply with laws and regulations that govern our business operations and/or our policies, could expose us to penalties and/or civil or criminal liability and result in claims against us by governmental entities, classes of litigants or others, regulatory inquiries, negative publicity and a loss of confidence in us by our users and advertisers. Each of these consequences could adversely affect our business and results of operations. From time to time, we are party to litigation and regulatory inquiry relating to these laws.

We are subject to payment processing risk.

We accept payments through third parties using a variety of different payment methods, including credit and debit cards and direct debit, as well as alternative payment methods such as PayPal. We rely on third parties' and our own internal systems to process payments. Acceptance and processing of these payment methods are subject to differing certifications, rules, regulations, industry standards and laws concerning subscriptions, billing and automatic renewals, which continue to evolve, and require payment of interchange and other transaction fees. To the extent there are increases in payment processing fees, disruptions in our or third-party payment processing systems; errors in charges made to subscribers; material changes in the payment ecosystem such as large reissuances of payment cards by credit card issuers and the introduction of new subscription management tools; or significant changes to certifications, rules, regulations, industry standards or laws concerning payment processing, our ability to accept payments or retain users could be hindered, we could experience increased costs, and we could be subject to fines and civil liability, which could harm our reputation and adversely impact our revenues, operating expenses and/or results of operations.

In addition, we have experienced, and from time to time may continue to experience, fraudulent use of payment methods. If we are unable to adequately control and manage this practice, it could result in inaccurately inflated subscriber figures used for internal planning purposes and public reporting, which could adversely affect our ability to manage our business and harm our reputation. If we are unable to maintain our fraud and chargeback rate at acceptable levels, our card approval rate may be impacted, and card networks could impose fines and additional card authentication requirements or terminate our ability to process payments, which would impact our business and results of operations as well as result in negative consumer perceptions of our brand. Our measures to mitigate fraud may not be or remain effective and may need to be continually improved as fraudulent schemes become more sophisticated. These measures may add friction to our subscription processes, which could adversely affect our ability to add and retain subscribers.

The termination of our ability to accept payments on any major payment method would significantly impair our ability to operate our business, including our ability to add and retain subscribers and collect subscription and advertising revenues, and would adversely affect our results of operations.

Our business depends on continued and unimpeded access to the internet and cloud-based hosting services we utilize.

We currently utilize third-party subscription-based software services as well as public cloud infrastructure services to provide solutions for many of our computing, storage and bandwidth needs. Any interruptions to these services could result in interruptions in service to our subscribers, users, advertisers and/or the Company's critical business functions, notwithstanding business continuity or disaster recovery plans or agreements that may currently be in place with these providers. This could result in unanticipated downtime and/or harm to our operations, reputation and operating results. A transition of these services to different cloud providers would be difficult, time consuming and costly to implement. In addition, if hosting costs increase over time and/or if we require more computing or storage capacity as a result of subscriber growth or otherwise, our costs could increase disproportionately.

In addition, if we or those who engage with our content experience disruptions in internet service or if internet service providers are able to block, degrade or charge for access to our content, it could decrease the demand for, or the usage of, our content and products, increase our cost of doing business and adversely affect our operating results.

Risks Related to Our Employees and Pension Obligations

If we are unable to attract and maintain a talented and diverse workforce, it could have a negative impact on our competitive position, reputation, business, financial condition or results of operations.

Our ability to attract, develop, retain and maximize the contributions of world-class talent of diverse backgrounds, and to create the conditions for our people to do their best work, is vital to the continued success of our business and central to our long-term strategy. Our employees and the individuals we seek to hire are highly sought after by our competitors and other companies, some of which have greater resources than we have and may offer compensation and benefits packages that are perceived to be better than ours. As a result, we may incur significant costs to attract new employees and retain our existing employees, and we may lose talent through attrition and/or be unable to hire new employees quickly enough to meet our needs.

Our continued ability to attract and retain highly skilled talent for all areas of our organization depends on many factors, including the compensation and benefits we provide, career development opportunities that we provide, our reputation and our workplace culture. Our employee-related costs have grown in recent years, including as a result of a competitive labor market and inflation, and they may further increase. In addition, stock-based compensation is an important component of our overall compensation, and if the perceived value of our equity awards relative to those of our competitors declines, including as a result of declines in the market price of our Class A Common Stock or changes in perception about our prospects, that may adversely affect our ability to recruit and retain talent. Additionally, we are subject to complex, technical and rapidly evolving domestic and international laws and regulations related to labor, employment and benefits, and any noncompliance, or alleged noncompliance, could cause us reputational harm and adversely impact our ability to attract and retain staff.

If we were unable to attract and retain a talented and diverse workforce, it would disrupt our operations and our ability to complete ongoing projects; would impact our competitive position and reputation; and could adversely affect our business, financial condition or results of operations. Effective succession planning is also important to our long-term success, and a failure to effectively ensure the transfer of knowledge and to train and integrate new employees could hinder our strategic planning and execution.

A significant number of our employees are unionized, and our business and results of operations could be adversely affected if labor agreements were to increase our costs or further restrict our ability to maximize the efficiency of our operations.

Approximately 43% of our full-time equivalent employees were represented by unions as of December 31, 2024. In addition, some of our Athletic employees are seeking to unionize. We are required to negotiate the wages, benefits and other terms and conditions of employment with these unionized employees collectively.

Labor unrest or campaigns by labor organizations have resulted in and may continue to result in negative publicity, which can adversely impact our reputation, our workplace culture and our ability to recruit, retain and motivate talent, as well as divert management's attention, any of which could adversely impact our business. We may experience significant labor unrest if negotiations to renew expiring collective bargaining agreements, or enter into new agreements, are not successful or become unproductive, or for other reasons. Our employees have taken and could take further actions such as strikes, work slowdowns or work stoppages. Such actions could impair our ability to produce and deliver our products or cause other business interruptions, which may adversely affect our business, financial results and/or our reputation. We could also incur higher costs from such actions, and/or enter into new collective bargaining agreements or renew collective bargaining agreements on unfavorable terms. If more of our employees were to unionize, or if future labor agreements were to increase our costs or further restrict our ability to change our strategy, maximize the efficiency of our operations (including our ability to make adjustments to control compensation and benefits costs) or otherwise adapt to changing business needs, our business and results could be adversely affected.

The nature of significant portions of our expenses may limit our operating flexibility and could adversely affect our results of operations.

Our main operating costs are employee-related costs, which have been increasing in recent years, are sensitive to inflationary pressures, and are likely to continue increasing. Our ability to make short-term adjustments to manage our costs or to make changes to our business strategy may be limited by certain of our collective bargaining agreements and constrained by labor market conditions, and therefore our employee-related costs may not decrease proportionately with revenues if revenues were to decline. Furthermore, as print-related revenues decline, we cannot always make proportional reductions in the costs associated with the printing and distribution of our newspaper and our commercial printing business. If we were unable to implement cost-control efforts effectively or reduce our operating costs sufficiently in response to a decline in our revenues, our profitability would be adversely affected. Additionally, it is possible that future cost control efforts may affect the quality of our products and our ability to generate future revenues.

The size and volatility of our pension plan obligations may adversely affect our operations, financial condition and liquidity.

We sponsor a frozen single-employer defined benefit pension plan. Although we have frozen participation and benefits under this plan and have taken other steps to reduce the size and volatility of our pension plan obligations, our results of operations will be affected by the amount of income or expense we record for and the contributions we are required to make to this plan.

In addition, the Company and the NewsGuild of New York jointly sponsor a defined benefit plan that continues to accrue active benefits for certain employees represented by the NewsGuild.

We are required to make contributions to our plans to comply with minimum funding requirements imposed by laws governing those plans. Although as of December 31, 2024, our qualified defined benefit pension plans had plan assets that were approximately $71 million above the present value of future benefit obligations, our obligation to make additional contributions to our plans, and the timing of any such contributions, depends on a number of factors, many of which are beyond our control. These include legislative changes; demographic changes and assumptions about mortality; and economic conditions, including a low interest rate environment or sustained volatility and disruption in the stock and debt markets, which impact discount rates and returns on plan assets.

As a result of required contributions to our qualified pension plans, we may have less cash available for working capital and other corporate uses, which may have an adverse impact on our results of operations, financial condition and liquidity.

In addition, the Company sponsors several non-qualified pension plans, with unfunded obligations totaling approximately $167 million as of December 31, 2024. Although we have frozen participation and benefits under all but one of these plans and have taken other steps to reduce the size and volatility of our obligations under these plans, a number of factors, including changes in discount rates or mortality tables, may have an adverse impact on our results of operations and financial condition.

Our participation in multiemployer pension plans may subject us to liabilities that could materially adversely affect our results of operations, financial condition and cash flows.

We participate in, and make periodic contributions to, three multiemployer pension plans. Our required contributions to certain plans have been impacted and may be further impacted by changes in our production, distribution and commercial printing operations.

The risks of participating in multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer withdraws from or otherwise ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. If we withdraw from a multiemployer plan, we may be required to pay the plan an amount based on the plan's underfunded status, referred to as withdrawal liability. Our withdrawal liability for any multiemployer pension plan will depend on the nature and timing of any triggering event and the extent of that plan's funding of vested benefits. In addition, under federal pension law, when a multiemployer pension plan is classified as "endangered," "critical" or "critical and declining," we can be required to make additional contributions and/or benefit reductions may apply. Currently, one of the significant multiemployer plans in which we participate is classified as "critical and declining."

We have recorded significant withdrawal liabilities with respect to multiemployer pension plans in which we formerly participated and with respect to partial withdrawals from several plans in which we continue to participate, and may record additional liabilities in the future, including as a result of a mass withdrawal declaration by trustees. Additional liabilities in excess of the amounts we have recorded could have an adverse effect on our results of operations, financial condition and cash flows. All of the significant multiemployer plans in which we participate are specific to the newspaper and broader printing and publishing industries, which continue to undergo significant pressure.

If, in the future, we elect to withdraw from additional plans in which we participate or if we trigger a partial withdrawal due to declines in contribution base units or a partial cessation of our obligation to contribute, additional liabilities would need to be recorded that could have an adverse effect on our business, results of operations, financial condition or cash flows. Legislative changes could also affect our funding obligations or the amount of withdrawal liability we incur if a withdrawal were to occur.

Risks Related to Acquisitions, Divestitures and Investments

Acquisitions, divestitures, investments and other transactions could adversely affect our costs, revenues, profitability and financial position.

In order to position our business to take advantage of growth opportunities, we intend to continue to engage in discussions, evaluate opportunities and enter into agreements for possible additional acquisitions, divestitures, investments and other transactions. We may also consider the acquisition of, or investment in, specific properties, businesses or technologies that fall outside our traditional lines of business and diversify our portfolio, including those that may operate in new and developing industries, if we deem such properties sufficiently attractive.

Acquisitions may involve significant risks and uncertainties, including difficulties in integrating and managing acquired businesses (including cultural challenges associated with transitioning employees from the acquired company into our organization); failure to correctly anticipate liabilities, deficiencies, or other claims and/or other costs; diversion of management attention from other business concerns or resources; use of resources that are needed in other parts of our business; possible dilution of our brand or harm to our reputation; the potential loss of key employees; risks associated with strategic relationships; risks associated with integrating operations and systems, such as financial reporting, internal control, compliance and information technology (including cybersecurity and data privacy controls) systems, in an efficient and effective manner; and other unanticipated problems and liabilities.

Competition for certain types of acquisitions is significant. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions or other strategic transactions on favorable terms, or at all. Even if successfully negotiated, closed and integrated, certain acquisitions or investments may prove not to achieve our intended strategy or provide the anticipated benefits, may cause us to incur unanticipated costs or liabilities, may result in write-offs of impaired assets, and may fall short of expected return on investment targets, which could adversely affect our business, results of operations and financial condition.

In addition, we have divested and may in the future divest certain assets or businesses that no longer fit within our strategic direction or growth targets. Divestitures involve significant risks and uncertainties that could adversely affect our business, results of operations and financial condition. These include the inability to find potential buyers on favorable terms, disruption to our business and/or diversion of management attention from other business concerns, loss of key employees and possible retention of certain liabilities related to the divested business.

Finally, we have made minority investments in companies, and we may make similar investments in the future. Such investments subject us to the operating and financial risks of these businesses and to the risk that we do not have sole control over the operations of these businesses. Our investments are generally illiquid, and the absence of a market may inhibit our ability to dispose of them. In addition, if the book value of an investment were to exceed its fair value, we would be required to recognize an impairment charge related to the investment.

Investments we make in new and existing products and services expose us to risks and challenges that could adversely affect our operations and profitability.

We have invested and expect to continue to invest significant resources to enhance and expand our existing products and services and to acquire and develop new products and services. These efforts present numerous risks and challenges, including the need for us to appeal to new audiences, apply our expertise in new areas, develop additional expertise in certain areas, overcome technological and operational challenges and effectively allocate capital resources; new and/or increased costs (including marketing and compliance costs and costs to recruit, integrate and retain talented employees); risks associated with strategic relationships such as content licensing; new competitors (some of which may have more resources and experience in certain areas); and additional legal and regulatory risks from expansion into new areas. As a result of these and other risks and challenges, growth into new areas may divert internal resources and the attention of our management and other personnel, including journalists and product and technology specialists.

Although we believe we have a strong and well-established reputation as a global media company, our ability to market our products effectively, and to gain and maintain an audience, particularly for some of our newer digital products, is not certain, and, if they are not favorably received, our brand may be adversely affected. Even if our products and services are favorably received, they may not advance our business strategy as expected, may result in unanticipated costs or liabilities and may fall short of expected return on investment targets or fail to generate sufficient revenue to justify our investments, which could result in write-offs of impaired assets and/or adversely affect our business, reputation, results of operations and financial condition.

Risks Related to Common Stock and Debt

We may fail to meet our publicly announced guidance and/or targets, which could cause the trading price of our Class A Common Stock to decline.

From time to time, we publicly announce guidance and targets, including in connection with the number of our subscribers, revenues, costs, profit, capital expenditures and capital return strategy. Our publicly announced guidance and targets are based upon assumptions and estimates that are inherently subject to significant business, economic and competitive uncertainties, many of which are beyond our control, and which may change. Given the dynamic nature of our business, and the inherent limitations in predicting future performance, it is possible that some or all of our assumptions and expectations may turn out not to be correct and actual results may vary significantly. In addition, any failure to successfully implement our strategy or the occurrence of any of the other risks and uncertainties described herein could cause our results to differ from our guidance. Furthermore, analysts and investors may develop and publish their own projections of our business, which may form a consensus about our future performance. Our actual business results may vary significantly from that consensus due to a number of factors, many of which are outside of our control. Such discrepancies, or the unfavorable reception of our guidance and targets, can cause a decline in the trading price of our Class A Common Stock.

The terms of our credit facility impose restrictions on our operations that could limit our ability to undertake certain actions.

We are party to a revolving credit agreement that provides for a $350 million unsecured credit facility (the "Credit Facility"). Certain of our domestic subsidiaries have guaranteed our obligations under the Credit Facility. As of December 31, 2024, there were no outstanding borrowings under the Credit Facility. See Note 10 of the Notes to the Consolidated Financial Statements for a description of the Credit Facility.

The Credit Facility contains various customary affirmative and negative covenants, including certain financial covenants and various incurrence-based negative covenants imposing potentially significant restrictions on our operations. These covenants restrict, subject to various exceptions, our ability to, among other things: incur debt (directly or by third-party guarantees), grant liens, pay dividends, make investments, make acquisitions or dispositions, and prepay debt. Any of these restrictions and limitations could make it more difficult for us to execute our business strategy.

We may not have access to the capital markets on terms that are acceptable to us or may otherwise be limited in our financing options.

From time to time the Company may need or desire to access the long-term and short-term capital markets to obtain financing. The Company's access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including, but not limited to, the Company's financial performance, its credit ratings or absence of a credit rating, the liquidity of the overall capital markets and the state of the economy. There can be no assurance that the Company will have access to the capital markets on terms acceptable to it. In addition, economic conditions, such as volatility or disruption in the credit markets, could adversely affect our ability to obtain financing to support operations or to fund acquisitions or other capital-intensive initiatives.

Our Class B Common Stock is principally held by descendants of Adolph S. Ochs, through a family trust, and this control could create conflicts of interest or inhibit potential changes of control.

We have two classes of stock: Class A Common Stock and Class B Common Stock. Holders of Class A Common Stock are entitled to elect 30% of the Board of Directors and to vote, with holders of Class B Common Stock, on the reservation of shares for equity grants, certain material acquisitions and the ratification of the selection of our auditors. Holders of Class B Common Stock are entitled to elect the remainder of the Board and to vote on all other matters. Our Class B Common Stock is principally held by descendants of Adolph S. Ochs, who purchased The Times in 1896. A family trust holds approximately 95% of the Class B Common Stock. As a result, the trust has the ability to elect 70% of the Board and to direct the outcome of any matter that does not require a vote of the Class A Common Stock. Under the terms of the trust agreement, the trustees are directed to retain the Class B Common Stock held in trust and to vote such stock against any merger, sale of assets or other transaction pursuant to which control of The Times passes from the trustees, unless they determine that the primary objective of the trust can be achieved better by the implementation of such transaction. Because this concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses, the market price of our Class A Common Stock could be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Trust underpins our mission and values and we believe that cybersecurity is important to our success. We are susceptible to a number of cybersecurity threats, including those common to most industries as well as those we face as a global media organization whose systems store and process confidential subscriber, user, employee and other personal and Company data. We, and third parties with which we work and on which we rely, regularly face attempts to breach our security and compromise our information technology systems from a broad range of actors. A cybersecurity incident impacting us or any such third party could disrupt our services, result in the compromise of confidential information; result in theft or misuse of our intellectual property; divert management's attention; require us to expend resources to mitigate the effects of such a security incident; subject us to litigation, regulatory or other government inquiries or investigations and/or liability; harm our reputation; or otherwise adversely affect our business, financial condition or results of operations.

Under the oversight of our Board of Directors, and the Audit Committee of the Board, we have developed and maintain an information security program that includes technical, administrative and physical measures designed to safeguard our information and information systems. Cybersecurity risk management is integrated into our broader risk management framework. Our approach includes elements that are proactive and adaptive, using security assessments, employee training and continuous improvement of our cybersecurity infrastructure. We work to align our practices with industry and regulatory standards. Our information security program includes response procedures to be followed in the event of a cybersecurity incident that outline steps to be followed from detection to assessment to notification and recovery, including internal notifications to management, the Audit Committee and the Board, as appropriate. Business continuity and disaster recovery plans are used to prepare for the potential for a disruption to systems or processes we rely on.

Our Board of Directors recognizes the importance of managing risks associated with cybersecurity threats and provides oversight of the Company's information security program. Risk is an integral part of the Board's deliberations throughout the year and the Board exercises its oversight responsibility both directly and through its committees. In particular, the Audit Committee oversees risks relating to information security, including cybersecurity risks. Members of management, including the Company's Chief Information Security Officer ("CISO"), provide the Audit Committee with updates on cybersecurity and information technology matters at least twice a year, and the Audit Committee and management also provide updates to the Board. In addition to reporting to the Audit Committee and Board, the CISO provides periodic reports to our Chief Executive Officer and other members of our senior management as appropriate. The Audit Committee, or the Board, is notified by the CISO of cybersecurity incidents, as appropriate, in accordance with the Company's incident response processes.

The Board's risk oversight is enabled by an enterprise risk management program designed to identify, prioritize and assess a broad range of risks, including risks related to cybersecurity, that may affect the Company's ability to execute its corporate strategy and fulfill its business objectives, and to formulate plans to mitigate their effects.

Our cybersecurity department, led by our CISO, has primary responsibility for our enterprise-wide information security program, and our risk management team works closely with our cybersecurity department to evaluate and address cybersecurity risks in alignment with our business objectives and operational needs on an ongoing basis. Our current CISO has held that position since 2022 and has broad information technology experience as a result of that role and past work experience. Our CISO manages a team with broad cybersecurity experience, including in cybersecurity threat management, cybersecurity training and education, incident response, cyber forensics, insider threats and regulatory compliance. The cybersecurity department receives support to maintain the information security program from other functions, such as information technology, corporate security, internal audit and legal. Our CISO is informed about and monitors prevention, detection, mitigation and remediation efforts through regular communication and reporting from the internal team. We also engage and rely on third parties to support our information security program, such as assessors, consultants, contractors, auditors and other third-party service providers. In addition, we maintain policies and processes to assess and manage risks relating to third-party service providers, based on the nature of the engagement with the third party and based on the information and information systems to which the third party will have access. We maintain policies to conduct due diligence before onboarding new service providers and maintain ongoing evaluations to ensure compliance with our security standards.

From time to time, we experience security incidents. As of the date of this report, no cybersecurity incidents have had a material adverse effect on our business, financial condition or results of operations. Notwithstanding our ongoing investments in our cybersecurity program, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cyber risk insurance, the costs relating to certain kinds of security incidents could be substantial, and our insurance may not be sufficient to cover losses related to any future incidents involving our data or systems.

See Item 1A. "Risk Factors — Risks Related to our Data Platform, Information Systems and Other Technology — *Security incidents and other network and information systems disruptions could affect our ability to conduct our business effectively, cause us to incur significant costs, subject us to significant liability and/or damage our reputation*" and "— *Failure to comply with laws and regulations with respect to privacy, data protection and consumer marketing and subscriptions practices could adversely affect our business*" for a discussion of cybersecurity risks that may impact us.

ITEM 2. PROPERTIES

We own and lease various real properties in the U.S. and around the world, including in Europe and Asia. Our principal executive offices are located at 620 Eighth Avenue, New York, N.Y., in our headquarters building (the "Company Headquarters"), which was completed in 2007 and consists of approximately 1.54 million gross square feet. We own a leasehold condominium interest representing approximately 828,000 gross square feet in the building. As of December 31, 2024, we had leased approximately 296,000 gross square feet to third parties.

In addition, we own a printing and distribution facility with 570,000 gross square feet located in College Point, N.Y., on a 31-acre site. In 2020, we entered into an agreement to lease, beginning in the second quarter of 2022, and subsequently sell in February 2025, excess land at this location representing approximately four of our 31 acres.

We believe our facilities are sufficient for our current needs and that suitable additional space will be available to accommodate any expansion of our operations if needed in the future.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various legal actions incidental to our business that are now pending against us. These actions generally assert damages claims that are greatly in excess of the amount, if any, that we would be liable to pay if we lost or settled the cases. We record a liability for legal claims when a loss is probable and the amount can be reasonably estimated. Although the Company cannot predict the outcome of these matters, no amount of loss in excess of recorded amounts as of December 31, 2024, is believed to be reasonably possible.

On December 27, 2023, we filed a lawsuit against Microsoft Corporation ("Microsoft"), Open AI Inc. and various of its corporate affiliates (collectively, "OpenAI") in the United States District Court for the Southern District of New York, alleging copyright infringement, unfair competition, trademark dilution and violations of the Digital Millennium Copyright Act, related to their unlawful and unauthorized copying and use of our journalism and other content. We are seeking monetary relief, injunctive relief preventing Microsoft and OpenAI from continuing their unlawful, unfair and infringing conduct and other relief. We intend to vigorously pursue all of our legal remedies in this litigation, but there is no guarantee that we will be successful in our efforts.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age	Employed By Registrant Since	Recent Position(s) Held as of February 27, 2025
A.G. Sulzberger	44	2009	Chairman (since 2021) and Publisher of The Times (since 2018); Deputy Publisher (2016 to 2017); Associate Editor (2015 to 2016); Assistant Editor (2012 to 2015)
Meredith Kopit Levien	53	2013	President and Chief Executive Officer (since 2020); Executive Vice President and Chief Operating Officer (2017 to 2020); Executive Vice President and Chief Revenue Officer (2015 to 2017); Executive Vice President, Advertising (2013 to 2015); Chief Revenue Officer, Forbes Media LLC (2011 to 2013)
William Bardeen	50	2004	Executive Vice President and Chief Financial Officer (since 2023); Chief Strategy Officer (2018 to 2023); Senior Vice President, Strategy and Development (2013 to 2018)
R. Anthony Benten	61	1989	Senior Vice President, Treasurer (since 2016) and Chief Accounting Officer (since 2019); Corporate Controller (2007 to 2019); Senior Vice President, Finance (2008 to 2016)
Diane Brayton	56	2004	Executive Vice President and Chief Legal Officer (since 2024); Executive Vice President and General Counsel (2017 to 2024); Secretary (2011 to 2023); Deputy General Counsel (2016); Assistant Secretary (2009 to 2011) and Assistant General Counsel (2009 to 2016)
Jacqueline Welch	55	2021	Executive Vice President and Chief Human Resources Officer (since 2021); Senior Vice President, Chief Human Resources Officer and Chief Diversity Officer, Freddie Mac (2016 to 2020); independent consultant (2014 to 2016); Senior Vice President, Human Resources – International (2010 to 2013) and Senior Vice President, Talent Management and Diversity (2008 to 2010), Turner Broadcasting

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

The Class A Common Stock is listed on the New York Stock Exchange under the trading symbol "NYT." The Class B Common Stock is unlisted and is not actively traded.

The number of security holders of record as of February 19, 2025, was as follows: Class A Common Stock: 4,223; Class B Common Stock: 24.

In February 2025, the Board of Directors approved a quarterly dividend of $0.18 per share, an increase of $0.05 per share from the previous quarter. We currently expect to continue to pay cash dividends in the future, although changes in our dividend program may be considered by our Board of Directors in light of our earnings, capital requirements, financial condition and other factors considered relevant. In addition, our Board of Directors will consider restrictions in any future indebtedness.

ISSUER PURCHASES OF EQUITY SECURITIES[1]

Period	Total number of shares of Class A Common Stock purchased (a)	Average price paid per share of Class A Common Stock (b)	Total number of shares of Class A Common Stock purchased as part of publicly announced plans or programs (c)	Maximum number (or approximate dollar value) of shares of Class A Common Stock that may yet be purchased under the plans or programs (d)
October 1, 2024 - October 31, 2024	124,876	$ 55.26	124,876	$ 183,261,000
November 1, 2024 - November 30, 2024	188,171	$ 54.18	188,171	$ 173,065,000
December 1, 2024 - December 31, 2024	140,033	$ 54.25	140,033	$ 165,469,000
Total for the fourth quarter of 2024	453,080	$ 54.52	453,080	$ 165,469,000

[1] *The Board of Directors approved Class A stock repurchase programs in February 2022 ($150.0 million), February 2023 ($250.0 million) and February 2025 ($350.0 million). The authorizations provide that shares of Class A Common Stock may be purchased from time to time as market conditions warrant, through open market purchases, privately negotiated transactions or other means, including Rule 10b5-1 trading plans. Through February 19, 2025, the aggregate purchase price of repurchases under these programs totaled approximately $266.9 million (excluding commissions and excise taxes), fully utilizing the 2022 authorization and leaving approximately $483.1 million remaining under the 2023 and 2025 authorizations. There is no expiration date with respect to these authorizations.*

PERFORMANCE PRESENTATION

The following graph shows the annual cumulative total stockholder return for the five fiscal years ended December 31, 2024, on an assumed investment of $100 on December 31, 2019, in the Company, the Standard & Poor's S&P 400 MidCap Stock Index and the Standard & Poor's S&P 1500 Media & Entertainment Index. Stockholder return is measured by dividing (a) the sum of (i) the cumulative amount of dividends declared for the measurement period, assuming reinvestment of dividends, and (ii) the difference between the issuer's share price at the end and the beginning of the measurement period, by (b) the share price at the beginning of the measurement period. As a result, stockholder return includes both dividends and stock appreciation.

**Stock Performance Comparison Between the S&P 400 Midcap Index,
S&P 1500 Media & Entertainment Index and The New York Times Company's Class A Common Stock**



ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated financial condition as of December 31, 2024, and results of operations for the two years ended December 31, 2024. Please read this item together with our Consolidated Financial Statements and the related Notes included in this Annual Report. For comparison of results of operations for the fiscal years ended December 31, 2023, and December 31, 2022, see Part II, Item 7 of our 2023 Annual Report on Form 10-K, filed with the SEC on February 20, 2024.

Significant components of the management's discussion and analysis of results of operations and financial condition section include:

EXECUTIVE OVERVIEW

We are a global media organization focused on creating and distributing high-quality news and information that help our audience understand and engage with the world. We believe that our original, independent and high-quality reporting, storytelling, expertise and journalistic excellence set us apart from other sources and are at the heart of what makes our journalism worth paying for. For further information, see "Item 1 — Business – Overview" and "– Our Strategy."

We generate revenues principally from the sale of subscriptions and advertising. Subscription revenues consist of revenues from standalone and multiproduct bundle subscriptions to our digital products and subscriptions to and single-copy and bulk sales of our print products. Advertising revenue is derived from the sale of our advertising products and services. Other revenues primarily consist of revenues from Wirecutter affiliate referrals, licensing, commercial printing, the leasing of floors in our Company Headquarters, our live events business, retail commerce, books, television and film and our student subscription sponsorship program. Our main operating costs are employee-related costs.

In the accompanying analysis of financial information, we present certain information derived from our consolidated financial information but not presented in our financial statements prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). We are presenting in this report supplemental non-GAAP financial performance measures that exclude depreciation, amortization, severance, non-operating retirement costs and certain identified special items, as applicable. In addition, we present our free cash flow, defined as net cash provided by operating activities less capital expenditures. These non-GAAP financial measures should not be considered in isolation from or as a substitute for the related GAAP measures and should be read in conjunction with financial information presented on a GAAP basis. For further information and

reconciliations of these non-GAAP measures to the most directly comparable GAAP measures, see "— Results of Operations — Non-GAAP Financial Measures."

2024 Financial Highlights

- The Company ended 2024 with approximately 11.43 million subscribers across its print and digital products, including approximately 10.82 million digital-only subscribers. Of the 10.82 million digital-only subscribers, approximately 5.44 million were bundle and multiproduct subscribers. Compared with the end of 2023, there was a net increase of 1,110,000 digital-only subscribers.

- Total digital-only average revenue per user ("ARPU") grew 2.6% year-over-year to $9.42 driven primarily by subscribers graduating from promotional to higher prices and price increases on tenured non-bundled subscribers.

- Operating profit increased 27.1% to $351.1 million in 2024 from $276.3 million in 2023. Adjusted operating profit ("AOP") defined as operating profit before depreciation, amortization, severance, multiemployer pension plan withdrawal costs and special items (a non-GAAP measure discussed below under "Non-GAAP Financial Measures") increased 16.8% to $455.4 million in 2024 from $389.9 million in 2023. Operating profit margin (operating profit expressed as a percentage of revenues) increased to 13.6% in 2024, compared with 11.4% in 2023. Adjusted operating profit margin (adjusted operating profit expressed as a percentage of revenues) increased to 17.6% in 2024, compared with 16.1% in 2023.

- Total revenues increased 6.6% to $2.59 billion in 2024 from $2.43 billion in 2023.

  - Total subscription revenues increased 8.0% to $1.79 billion in 2024 from $1.66 billion in 2023. Digital-only subscription revenues increased 14.1% to $1.25 billion in 2024 from $1.10 billion in 2023.

  - Total advertising revenues increased 0.2% to $506.3 million in 2024 from $505.2 million in 2023, due to an increase of 7.7% in digital advertising revenues and a decrease of 12.4% in print advertising revenues.

  - Other revenue increased 10.0% to $291.4 million in 2024 from $264.8 million in 2023, as a result of continued strength in Wirecutter affiliate referral and licensing revenues.

- Operating costs increased 4.0% to $2.23 billion in 2024 from $2.15 billion in 2023. Adjusted operating costs, defined as operating costs before depreciation, amortization, severance, multiemployer pension plan withdrawal costs and special items (a non-GAAP measure discussed below under "Non-GAAP Financial Measures") increased 4.6% to $2.13 billion in 2024 from $2.04 billion in 2023.

- Diluted earnings per share were $1.77 and $1.40 for 2024 and 2023, respectively. Adjusted diluted earnings per share, defined as diluted earnings per share excluding amortization of acquired intangible assets, severance, non-operating retirement costs and special items (a non-GAAP measure discussed below under "Non-GAAP Financial Measures") were $2.01 and $1.63 for 2024 and 2023, respectively.

- Net cash from operating activities for 2024 was $410.5 million compared with $360.6 million in 2023, and free cash flow (net cash provided by operating activities less capital expenditures, a non-GAAP measure) was $381.3 million compared with $337.9 million in 2023.

Industry Trends, Economic Conditions, Challenges and Risks

We operate in a highly competitive environment that is subject to rapid change. Companies shaping our competitive environment include content providers and distributors, news aggregators, search engines, social media platforms, streaming services and products and tools powered by generative artificial intelligence. Competition among these companies is robust, and new competitors can quickly emerge and have in recent years. We have designed our strategy to navigate the challenges and take advantage of opportunities presented by this period of transformation in our industry.

We and the companies with which we do business are subject to risks and uncertainties caused by factors beyond our control, including economic weakness, instability, uncertainty and volatility, including the potential for a recession; a competitive labor market; inflation; supply chain disruptions; high interest rates; and political and sociopolitical uncertainties and conflicts. These factors may result in declines and/or volatility in our results.

We believe the macroeconomic environment has had, and may in the future have, an adverse impact on both digital and print advertising spending. Additionally, we believe that there may be marketer sensitivity to some news topics, impacting overall advertising spend.

The newspaper industry has transitioned from being primarily print focused to digital, resulting in secular declines in both print subscription and print advertising revenues, and we do not expect this trend to reverse. Our printing and distribution costs have been impacted as a result of this transition, and may be further impacted in the future by higher costs, including those associated with raw materials, delivery and distribution and outside printing.

We actively monitor industry trends, economic conditions, challenges and risks to remain flexible and to optimize and evolve our business as appropriate; however, the full impact they will have on our business, operations and financial results is uncertain and will depend on numerous factors and future developments. The risks related to our business are further described in the section titled "Item 1A — Risk Factors."

Liquidity

Throughout 2024, we returned capital to shareholders through dividends and share repurchases and continued to manage our pension liability as discussed below. As of December 31, 2024, the Company had cash, cash equivalents and marketable securities of approximately $912 million and was debt-free.

Capital Return

The Company aims to return at least 50% of free cash flow to stockholders in the form of dividends and share repurchases over the next three to five years.

We have paid quarterly dividends on the Class A and Class B Common Stock each quarter since late 2013. In February 2025, The Board of Directors approved a quarterly dividend of $0.18 per share, an increase of $0.05 per share from the previous quarter. We currently expect to continue to pay cash dividends in the future, although changes in our dividend program will be considered by our Board of Directors in light of our earnings, capital requirements, financial condition and other factors considered relevant.

The Board of Directors approved Class A share repurchase programs in February 2022 ($150.0 million), February 2023 ($250.0 million) and February 2025 ($350.0 million). The authorizations provide that shares of Class A Common Stock may be purchased from time to time as market conditions warrant, through open market purchases, privately negotiated transactions or other means, including Rule 10b5-1 trading plans. We expect to repurchase shares to offset the impact of dilution from our equity compensation program and to return capital to our stockholders. There is no expiration date with respect to these authorizations. Through February 19, 2025, we repurchased 6,655,899 shares under these authorizations for an aggregate purchase price of approximately $266.9 million (excluding commissions and excise taxes), fully utilizing the 2022 authorization and leaving approximately $483.1 million remaining under the 2023 and 2025 authorizations.

Managing Pension Liability

We remain focused on managing our pension plan obligations. We have taken steps over the last several years to reduce the size and volatility of our pension obligations, including freezing accruals under all but one of our qualified defined benefit pension plans, making immediate pension benefits offers in the form of lump-sum payments to certain former employees and transferring certain future benefit obligations and administrative costs to insurers.

As of December 31, 2024, our qualified pension plans had plan assets that were approximately $71 million above the present value of future benefits obligations, compared with approximately $83 million as of December 31, 2023. We made contributions of approximately $13 million and $10 million to certain qualified pension plans in 2024 and 2023, respectively. We expect to make contributions in 2025 to satisfy the greater of minimum funding or collective bargaining agreement requirements of approximately $13 million. We will continue to look for ways to reduce the size and volatility of our pension obligations.

While we have made significant progress in our liability-driven investment strategy to reduce the funding volatility of our qualified pension plans, the size of our pension plan obligations relative to the size of our current operations will continue to have an impact on our reported financial results. We expect to continue to experience volatility in our pension costs, particularly due to the impact of changing discount rates, long-term return on plan assets and mortality assumptions on our qualified and non-qualified pension plans. We may also incur additional withdrawal obligations related to multiemployer plans in which we participate, as well as multiemployer plans from which we previously withdrew.

RESULTS OF OPERATIONS

Overview

The following table presents our consolidated financial results for the years ended December 31, 2024, and 2023:

(In thousands)	Years Ended		% Change
	December 31, 2024	December 31, 2023	2024 vs. 2023
Revenues			
Digital	$ 1,254,592	$ 1,099,439	14.1 %
Print	533,615	556,714	(4.1)%
Subscription revenues	1,788,207	1,656,153	8.0 %
Digital	342,092	317,744	7.7 %
Print	164,219	187,462	(12.4)%
Advertising revenues	506,311	505,206	0.2 %
Other	291,401	264,793	10.0 %
Total revenues	2,585,919	2,426,152	6.6 %
Operating costs			
Cost of revenue (excluding depreciation and amortization)	1,309,514	1,249,061	4.8 %
Sales and marketing	278,425	260,227	7.0 %
Product development	248,198	228,804	8.5 %
General and administrative	307,930	311,039	(1.0)%
Depreciation and amortization	82,936	86,115	(3.7)%
Generative AI Litigation Costs	10,800	—	*
Impairment charges	—	15,239	*
Multiemployer pension plan liability adjustment	(2,980)	(605)	*
Total operating costs	2,234,823	2,149,880	4.0 %
Operating profit	351,096	276,272	27.1 %
Other components of net periodic benefit (costs)/income	(4,158)	2,737	*
Gain from joint ventures	—	2,477	*
Interest income and other, net	36,485	21,102	72.9 %
Income before income taxes	383,423	302,588	26.7 %
Income tax expense	89,598	69,836	28.3 %
Net income	293,825	232,752	26.2 %
Net income attributable to the noncontrolling interest	—	(365)	*
Net income attributable to The New York Times Company common stockholders	$ 293,825	$ 232,387	26.4 %

* Represents a change equal to or in excess of 100% or one that is not meaningful.

Revenues

Subscription, advertising and other revenues were as follows:

| (In thousands) | Years Ended | | % Change |
	December 31, 2024	December 31, 2023	2024 vs. 2023
Subscription	$ 1,788,207	$ 1,656,153	8.0 %
Advertising	506,311	505,206	0.2 %
Other	291,401	264,793	10.0 %
Total	$ 2,585,919	$ 2,426,152	6.6 %

Subscription Revenues

Subscription revenues consist of revenues from subscriptions to our digital and print products (which include our news product, as well as The Athletic and our Audio, Cooking, Games and Wirecutter products), and single-copy and bulk sales of our print products (which represented less than 5% of our subscription revenues in 2024 and 2023). Subscription revenues are based on both the number of digital-only subscriptions and copies of the printed newspaper sold, and the rates charged to the respective customers.

We offer a digital-only bundle that includes access to our digital news product (which includes our news website, NYTimes.com, and mobile application), as well as The Athletic and our Audio, Cooking, Games and Wirecutter products. Our subscriptions also include standalone digital subscriptions to each of these products.

Subscription revenues increased $132.1 million, or 8.0%, in 2024 compared with 2023, primarily due to an increase in digital-only subscription revenues of $155.2 million, or 14.1%, partially offset by a decrease in print subscription revenues of $23.1 million, or 4.1%. Digital-only subscription revenues increased primarily due to an increase in bundle and multiproduct revenues of $199.3 million and an increase in other single-product subscription revenues of $26.8 million, partially offset by a decrease in news-only subscription revenues of $70.9 million. Bundle and multiproduct average digital-only subscribers increased 1,480,000, or 44.2%, while bundle and multiproduct ARPU (as defined below) decreased $0.87, or 6.7%. Other single-product average digital-only subscribers increased 540,000, or 21.4%, while other single-product ARPU increased $0.03, or 0.8%. News-only average digital-only subscribers decreased 1,020,000, or 30.6%, while news-only ARPU increased $1.82, or 19.1%. In calculating average digital-only subscribers for our subscriber categories, we use the monthly average number of digital-only subscribers (calculated as the sum of the number of subscribers in each category at the beginning and end of the month, divided by two). Print subscription revenue decreased primarily due to a decrease in home-delivery subscription revenue, which was driven by a lower number of average print subscribers, reflecting secular trends, partially offset by an increase in domestic home-delivery prices.

The following table summarizes digital and print subscription revenues for the years ended December 31, 2024, and December 31, 2023:

| (In thousands) | Years Ended | | % Change |
	December 31, 2024	December 31, 2023	2024 vs. 2023
Digital-only subscription revenues[1]	$ 1,254,592	$ 1,099,439	14.1 %
Print subscription revenues[2]	533,615	556,714	(4.1)%
Total subscription revenues	$ 1,788,207	$ 1,656,153	8.0 %

[1] Includes revenue from bundled and standalone subscriptions to our news product, as well as The Athletic and our Audio, Cooking, Games and Wirecutter products.

[2] Includes domestic home-delivery subscriptions, which include access to our digital products. Also includes single-copy, NYT International and Other subscription revenues.

A subscriber is defined as a customer who has subscribed (and provided a valid method of payment) for the right to access one or more of the Company's products. The Company ended 2024 with approximately 11.43 million subscribers to its print and digital products, including approximately 10.82 million digital-only subscribers. Compared with 2023, there was a net increase of 1,110,000 digital-only subscribers.

Print domestic home-delivery subscribers totaled approximately 610,000 at the end of 2024, a net decrease of 50,000 subscribers compared with the end of 2023. Subscribers with a domestic home-delivery print subscription to The New York Times, which includes access to our digital products, are excluded from digital-only subscribers.

The following table sets forth subscribers as of the end of the five most recent fiscal quarters:

	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Digital-only subscribers:					
Bundle and multiproduct [1][2]	**5,440**	5,120	4,830	4,550	4,220
News-only [2][3]	**1,930**	2,110	2,290	2,500	2,740
Other single-product [2][4]	**3,450**	3,240	3,100	2,860	2,740
Total digital-only subscribers [2][5]	**10,820**	10,470	10,210	9,910	9,700
Print subscribers [6]	**610**	620	630	640	660
Total subscribers	**11,430**	11,090	10,840	10,550	10,360

[1] Subscribers with a bundle subscription or standalone digital-only subscriptions to two or more of the Company's products.

[2] Includes group corporate and group education subscriptions, which collectively represented approximately 6% of total digital-only subscribers as of the end of the fourth quarter of 2024. The number of group subscribers is derived using the value of the relevant contract and a discounted subscription rate.

[3] Subscribers with only a digital-only news product subscription.

[4] Subscribers with only one digital-only subscription to The Athletic or to our Audio, Cooking, Games or Wirecutter products.

[5] Subscribers with digital-only subscriptions to one or more of our news product, The Athletic, or our Audio, Cooking, Games and Wirecutter products.

[6] Subscribers with a domestic home-delivery or mail print subscription to The New York Times, which includes access to our digital products, or a print subscription to our Book Review or Large Type Weekly products.

The sum of individual metrics may not always equal total amounts indicated due to rounding. Subscribers (including net subscriber additions) are rounded to the nearest ten thousand.

The following table sets forth the subset of subscribers above who have a paid digital-only standalone subscription or a bundle subscription that includes the ability to access The Athletic as of the end of the five most recent fiscal quarters. The Company plans to discontinue reporting this metric after the fourth quarter of 2024. Digital-only subscribers with The Athletic will continue to be included in our reported bundle and multiproduct and other single-product subscriber categories.

	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Digital-only subscribers with The Athletic [1][2]	**5,830**	5,540	5,280	4,990	4,650

[1] We provide all bundle subscribers with the ability to access The Athletic and all bundle subscribers are included in this metric.

[2] Subscribers (including net subscriber additions) are rounded to the nearest ten thousand.

ARPU, a metric we calculate to track the revenue generation of our digital subscriber base, represents the average revenue per subscriber over a 28-day billing cycle during the applicable period. The following table sets forth ARPU metrics relating to the above digital-only subscriber categories for the two most recent fiscal years:

	December 31, 2024		December 31, 2023	
Digital-only ARPU:				
Bundle and multiproduct	$	12.18	$	13.05
News-only	$	11.36	$	9.54
Other single-product	$	3.60	$	3.57
Total digital-only ARPU	$	9.42	$	9.18

ARPU metrics are calculated by dividing the digital subscription revenue in the year by the average number of digital-only subscribers divided by the number of days in the year multiplied by 28 to reflect a 28-day billing cycle. In calculating ARPU metrics, for our subscriber categories (Bundle and multiproduct, News-only and Other single-product), we use the weighted average of monthly average number of digital-only subscribers (calculated as the sum of the number of subscribers in each category at the beginning and end of the month, divided by two) and for Total digital-only ARPU, we use the weighted average daily average number of digital-only subscribers.

Total digital-only ARPU was $9.42 for December 31, 2024, an increase of 2.6% compared with December 31, 2023. The year-over-year increase was driven primarily by subscribers graduating from promotional to higher prices and price increases on tenured non-bundled subscribers.

Advertising Revenues

Advertising revenue is principally from advertisers (such as luxury goods, technology and financial companies) promoting products, services or brands on digital platforms in the form of display, audio and video ads; in print in the form of column-inch ads; and at live events. Advertising revenue is primarily derived from offerings sold directly to marketers by our advertising sales teams. A smaller proportion of our total advertising revenues is generated through programmatic auctions run by third-party ad exchanges. Advertising revenue is primarily determined by the volume (e.g., impressions or column inches), rate and mix of advertisements. Digital advertising includes our core digital advertising business and other digital advertising. Our core digital advertising consists of direct-sold display (which includes website and mobile applications), podcast, email and video advertisements that are sold directly to marketers by our advertising sales teams. Other digital advertising includes programmatic advertising and creative services fees. NYTG and The Athletic has revenue from all categories discussed above. Print advertising includes revenue from column-inch ads and classified advertising, as well as preprinted advertising, also known as freestanding inserts. There is no print advertising revenue generated from The Athletic, which does not have a print product.

The following table summarizes digital and print advertising revenues for the years ended December 31, 2024, and December 31, 2023:

| (In thousands) | Years Ended | | % Change |
	December 31, 2024	December 31, 2023	2024 vs. 2023
Digital advertising revenues	$ 342,092	$ 317,744	7.7 %
Print advertising revenues	164,219	187,462	(12.4)%
Total advertising revenues	$ 506,311	$ 505,206	0.2 %

Digital advertising revenues, which represented 67.6% of the total advertising revenues in 2024, increased $24.3 million, or 7.7%, to $342.1 million compared with $317.7 million in 2023. The increase was primarily a result of higher core digital advertising of $12.3 million and higher other digital revenues of $12.1 million. Core digital advertising revenues increased due to higher direct-sold display advertising and revenues from email newsletters, partially offset by a decrease in podcast advertising revenues. Direct-sold display impressions increased 10%, while the average rate decreased 5%. Other digital advertising revenue increased primarily due to an increase in programmatic revenues largely driven by new advertising supply across our products and an increase in creative services as a result of more custom advertising campaigns in 2024. Programmatic impressions increased 40%, while the average rate decreased 18%.

Print advertising revenues, which represented 32.4% of total advertising revenues in 2024, decreased $23.2 million, or 12.4%, to $164.2 million compared with $187.5 million in 2023. The decrease in 2024 was due to a 13.6% decrease in column-inches. Print advertising revenues in 2024 continue to be impacted by secular trends.

We believe the macroeconomic environment has had, and may in the future have, an adverse impact on both digital and print advertising spending. Additionally, we believe that there may be marketer sensitivity to some news topics, impacting overall advertising spend.

Other Revenues

Other revenues primarily consist of revenues from Wirecutter affiliate referrals, licensing, commercial printing, the leasing of floors in our Company Headquarters, our live events business, retail commerce, books, television and film and our student subscription sponsorship program. Digital other revenues, which consist primarily of Wirecutter affiliate referral revenues and digital licensing revenue, totaled $186.1 million and $152.0 million in 2024 and 2023, respectively. Building rental revenue from the leasing of floors in the Company Headquarters totaled $26.6 million and $27.2 million in 2024 and 2023, respectively.

Other revenues increased $26.6 million, or 10.0% in 2024 compared with 2023, primarily as a result of growth in Wirecutter affiliate referral revenues of $17.1 million, as well as higher content licensing revenues of $14.9 million, primarily related to an Apple licensing deal, partially offset by lower books, television and film revenues of $7.8 million.

Operating Costs

Operating costs were as follows:

(In thousands)	Years Ended December 31, 2024	Years Ended December 31, 2023	% Change 2024 vs. 2023
Operating costs:			
Cost of revenue (excluding depreciation and amortization)	$ 1,309,514	$ 1,249,061	4.8 %
Sales and marketing	278,425	260,227	7.0 %
Product development	248,198	228,804	8.5 %
General and administrative	307,930	311,039	(1.0)%
Depreciation and amortization	82,936	86,115	(3.7)%
Generative AI Litigation Costs	10,800	—	*
Impairment charges	—	15,239	*
Multiemployer pension plan liability adjustment	(2,980)	(605)	*
Total operating costs	$ 2,234,823	$ 2,149,880	4.0 %

The components of operating costs as a percentage of total operating costs were as follows:

	Years Ended December 31, 2024	Years Ended December 31, 2023
Components of operating costs as a percentage of total operating costs		
Cost of revenue (excluding depreciation and amortization)	59 %	58 %
Sales and marketing	12 %	12 %
Product development	11 %	11 %
General and administrative	14 %	14 %
Depreciation and amortization	4 %	4 %
Acquisition-related costs	— %	— %
Generative AI Litigation Costs	— %	— %
Impairment charges	— %	1 %
Multiemployer pension plan liability adjustment	— %	— %
Total	100 %	100 %

The components of operating costs as a percentage of total revenues were as follows:

	Years Ended	
	December 31, 2024	December 31, 2023
Components of operating costs as a percentage of total revenues		
Cost of revenue (excluding depreciation and amortization)	**51 %**	51 %
Sales and marketing	**11 %**	11 %
Product development	**10 %**	9 %
General and administrative	**12 %**	13 %
Depreciation and amortization	**3 %**	4 %
Acquisition-related costs	**— %**	— %
Generative AI Litigation Costs	**— %**	— %
Impairment charges	**— %**	1 %
Multiemployer pension plan liability adjustment	**— %**	— %
Total	**87 %**	89 %

Cost of Revenue (excluding depreciation and amortization)

Cost of revenue includes all costs related to content creation, subscriber and advertiser servicing, and print production and distribution as well as infrastructure costs related to delivering digital content, which include all cloud and cloud-related costs as well as compensation for employees that enhance and maintain that infrastructure.

Cost of revenue in 2024 increased $60.5 million, or 4.8%, compared with 2023, largely due to higher journalism costs of $46.2 million, higher digital content delivery costs of $7.5 million, higher advertising servicing costs of $7.1 million and higher subscriber servicing costs of $6.5 million, partially offset by lower print production and distribution costs of $6.8 million. The increase in journalism costs was largely due to higher compensation and benefits, which was driven by higher salaries and growth in the number of employees who work in our newsrooms. The increase in digital content delivery costs was largely due to higher cloud-related costs. The increase in advertising servicing costs was largely due to an increase in costs to fulfill advertising contracts and higher creative services fees. The increase in subscriber servicing costs was largely due to higher third-party commissions and credit card processing fees due to increased subscriptions, partially offset by lower customer care costs. The decrease in print production and distribution costs was primarily due to lower newsprint pricing and fewer print copies produced.

Sales and Marketing

Sales and marketing includes costs related to the Company's subscription and brand marketing efforts as well as advertising sales costs.

Sales and marketing costs in 2024 increased $18.2 million, or 7.0%, compared with 2023, primarily due to higher sales costs of $9.9 million and higher marketing costs of $8.3 million. The increase in sales costs was primarily due to higher compensation and benefits largely driven by growth in the number of employees and higher salaries, as well as higher outside services costs. The increase in marketing costs was primarily due to higher media expenses, partially offset by lower compensation and benefits costs driven by fewer employees.

Media expenses, a component of sales and marketing costs that represents the cost to promote our subscription business, increased 17.9% to $138.8 million in 2024 from $117.7 million in 2023. The increase was largely a result of higher subscriber acquisition spending, partially offset by lower brand spend.

Product Development

Product development includes costs associated with the Company's investment in developing and enhancing new and existing product technology, including engineering, product development and data insights.

Product development costs in 2024 increased $19.4 million, or 8.5%, compared with 2023, largely due to higher compensation and benefits expenses driven by incentive compensation and higher salaries, as well as higher outside services costs.

General and Administrative Costs

General and administrative costs include general management, corporate enterprise technology, building operations, unallocated overhead, severance and multiemployer pension plan withdrawal costs.

General and administrative costs in 2024 decreased $3.1 million, or 1.0%, compared with 2023, primarily due to lower building operations and maintenance expenses of $3.4 million.

Depreciation and Amortization

Depreciation and amortization costs in 2024 decreased $3.2 million, or 3.7%, compared with 2023. The decrease is primarily due to lower amortization as a result of fully amortized intangible assets in 2024.

Generative AI Litigation Costs

In 2024, the Company recorded $10.8 million of pre-tax litigation-related costs in connection with a lawsuit against Microsoft Corporation and Open AI Inc. and various of its corporate affiliates alleging unlawful and unauthorized copying and use of the Company's journalism and other content in connection with their development of generative artificial intelligence products ("Generative AI Litigation Costs"). Management determined to report Generative AI Litigation Costs as a special item beginning in 2024 because, unlike other litigation expenses, the Generative AI Litigation Costs arise from a discrete, complex and unusual proceeding and do not, in management's view, reflect the Company's ongoing business operational performance. See Note 10 of the Notes to the Consolidated Financial Statements for additional information.

Impairment Charges

There were no impairment charges in 2024.

In 2023, the Company recorded a $12.7 million impairment charge related to excess leased office space that is being marketed for sublet (the "lease-related impairment").

In 2023 the Company recorded impairment charges of $2.5 million related to an indefinite-lived intangible asset.

Multiemployer Pension Plan Liability Adjustment

In 2024 and 2023, the Company recorded favorable adjustments related to a reduction in its multiemployer pension plan liability of $3.0 million and $2.3 million, respectively.

In 2023 the Company recorded a charge of $1.7 million in connection with its withdrawal from a multiemployer pension plan.

Segment Information

We have two reportable segments: NYTG and The Athletic. Management uses adjusted operating profit (loss) by segment in assessing performance and allocating resources. The Company includes in its presentation, revenues and adjusted operating costs to arrive at adjusted operating profit (loss) by segment. Adjusted operating costs are defined as operating costs before depreciation and amortization, severance, multiemployer pension plan withdrawal costs and special items. Adjusted operating profit is defined as operating profit before depreciation and amortization, severance, multiemployer pension plan withdrawal costs and special items. Adjusted operating profit expressed as a percentage of revenues is referred to as adjusted operating profit margin.

Subscription revenues from and expenses associated with our bundle are allocated to NYTG and The Athletic.

We allocate 10% of bundle revenues to The Athletic based on management's view of The Athletic's relative value to the bundle, which is derived based on analysis of various metrics, and allocate the remaining bundle revenues to NYTG.

We allocate 10% of product development, marketing and subscriber servicing expenses (including the direct variable expenses such as credit card fees and sales taxes) associated with the bundle to The Athletic, and the remaining costs are allocated to NYTG, in each case, in line with the revenues allocations.

| (in thousands) | Years Ended | | % Change |
	December 31, 2024	December 31, 2023	2024 vs. 2023
Revenues			
NYTG	$ 2,416,084	$ 2,295,537	5.3 %
The Athletic	172,085	131,271	31.1 %
Intersegment eliminations[1]	(2,250)	(656)	*
Total revenues	$ 2,585,919	$ 2,426,152	6.6 %
Adjusted operating costs			
NYTG	$ 1,955,699	$ 1,874,256	4.3 %
The Athletic	177,068	162,701	8.8 %
Intersegment eliminations[1]	(2,250)	(656)	*
Total adjusted operating costs	$ 2,130,517	$ 2,036,301	4.6 %
Adjusted operating profit			
NYTG	$ 460,385	$ 421,281	9.3 %
The Athletic	(4,983)	(31,430)	(84.1)%
Total adjusted operating profit	$ 455,402	$ 389,851	16.8 %
Adjusted operating profit margin % – NYTG	19.1 %	18.4 %	70 bps

[1] *Intersegment eliminations ("I/E") related to content licensing.*

* *Represents a change equal to or in excess of 100% or not meaningful.*

Revenues detail by segment

(in thousands)	Years Ended		% Change
	December 31, 2024	December 31, 2023	2024 vs. 2023
NYTG			
Subscription	$ 1,667,948	$ 1,555,705	7.2 %
Advertising	472,947	477,261	(0.9)%
Other	275,189	262,571	4.8 %
Total	$ 2,416,084	$ 2,295,537	5.3 %
The Athletic			
Subscription	$ 120,259	$ 100,448	19.7 %
Advertising	33,364	27,945	19.4 %
Other	18,462	2,878	*
Total	$ 172,085	$ 131,271	31.1 %
I/E[1]	$ (2,250)	$ (656)	*
The New York Times Company			
Subscription	$ 1,788,207	$ 1,656,153	8.0 %
Advertising	506,311	505,206	0.2 %
Other	291,401	264,793	10.0 %
Total	$ 2,585,919	$ 2,426,152	6.6 %

[1] *Intersegment eliminations ("I/E") related to content licensing recorded in Other revenues.*

* Represents a change equal to or in excess of 100% or not meaningful.

Adjusted operating costs (operating costs before depreciation and amortization, severance, multiemployer pension plan withdrawal costs and special items) detail by segment

(in thousands)		Years Ended		% Change
		December 31, 2024	December 31, 2023	2024 vs. 2023
NYTG				
Cost of revenue (excluding depreciation and amortization)	$	1,209,078	$ 1,157,527	4.5 %
Sales and marketing		248,300	223,464	11.1 %
Product development		213,947	203,813	5.0 %
Adjusted general and administrative[(1)]		284,374	289,452	(1.8)%
Total	$	1,955,699	$ 1,874,256	4.3 %
The Athletic				
Cost of revenue (excluding depreciation and amortization)	$	102,686	$ 92,190	11.4 %
Sales and marketing		30,125	36,763	(18.1)%
Product development		34,251	24,991	37.1 %
Adjusted general and administrative[(2)]		10,006	8,757	14.3 %
Total	$	177,068	$ 162,701	8.8 %
I/E[(3)]		(2,250)	(656)	*
The New York Times Company				
Cost of revenue (excluding depreciation and amortization)	$	1,309,514	$ 1,249,061	4.8 %
Sales and marketing		278,425	260,227	7.0 %
Product development		248,198	228,804	8.5 %
Adjusted general and administrative		294,380	298,209	(1.3)%
Total	$	2,130,517	$ 2,036,301	4.6 %

[(1)] *Excludes severance of $6.6 million and $6.4 million for the 12 months of 2024 and 2023, respectively. Excludes multiemployer pension withdrawal costs of $6.0 million and $5.2 million for the 12 months of 2024 and 2023, respectively.*

[(2)] *Excludes severance of $0.9 million and $1.2 million for the 12 months of 2024 and 2023, respectively.*

[(3)] *Intersegment eliminations ("I/E") related to content licensing recorded in Cost of revenue (excluding depreciation and amortization).*

* Represents a change equal to or in excess of 100% or not meaningful.

The New York Times Group

NYTG revenues increased in 2024 to $2.4 billion fro $2.3 billion in 2023. Subscription revenues increased 7.2% in 2024 to $1.7 billion fro $1.6 billion in 2023 due to growth in subscription revenues fro   digital-only products, partially offset by decreases in print subscription revenues. Advertising revenues decreased 0.9% in 2024 to $472.9   illion fro $477.3   illion in 2023 due to declines in print advertising revenues, partially offset by higher digital advertising revenues. Print advertising revenues decreased pri   arily as a result of a decrease in colu   n-inches. Digital advertising revenues increased pri   arily as a result of higher revenues fro   progra   atic advertising, direct-sold display advertising and creative services. Other revenues increased 4.8% in 2024 to $275.2   illion fro $262.6   illion in 2023 due to higher Wirecutter affiliate referral revenues, partially offset by lower book, television and fil   revenues.

NYTG adjusted operating costs increased 4.3% in 2024 to $2.0 billion fro $1.9 billion in 2023. The increase in costs in 2024 was pri   arily due to higher journalis   , sales and   arketing, subscriber and advertising servicing and product develop   ent costs, partially offset by lower print production and distribution costs, as well as lower general and ad   inistrative costs.

NYTG adjusted operating profit increased 9.3% in 2024 to $460.4 million from $421.3 million in 2023. The increase in 2024 was primarily as a result of higher digital subscription, digital advertising and other revenues, partially offset by higher adjusted operating costs and lower print advertising revenues and print subscription revenues.

The Athletic

The Athletic's revenues increased 31.1% in 2024 to $172.1 million from $131.3 million in 2023. Subscription revenues increased 19.7% in 2024 to $120.3 million from $100.4 million in 2023, primarily due to growth in digital-only subscribers with The Athletic. Other revenues increased in 2024 to $18.5 million from $2.9 million in 2023, primarily due to an increase in licensing revenue from an Apple licensing deal. Advertising revenues increased 19.4% in 2024 to $33.4 million from $27.9 million in 2023, primarily due to higher revenues from direct-sold display advertising, partially offset by a decrease in podcast advertising.

The Athletic's adjusted operating costs increased 8.8% in 2024 to $177.1 million from $162.7 million in 2023. The increase in costs in 2024 was primarily due to higher product development and journalism costs, partially offset by lower sales and marketing costs as some media spend was shifted to NYTG for bundle marketing.

The Athletic's adjusted operating loss decreased 84.1% to $5.0 million in 2024 from $31.4 million in 2023, primarily as a result of higher digital subscription and other revenues, partially offset by higher adjusted operating costs.

Other Items

See Note 10 of the Notes to the Consolidated Financial Statements for more information regarding other items.

NON-OPERATING ITEMS

Interest Income and Other, Net

See Note 10 of the Notes to the Consolidated Financial Statements for information regarding interest income and other.

Income Taxes

See Note 11 of the Notes to the Consolidated Financial Statements for information regarding income taxes.

Other Components of Net Periodic Benefit Costs

See Note 9 of the Notes to the Consolidated Financial Statements for information regarding other components of net periodic benefit costs.

NON-GAAP FINANCIAL MEASURES

We have included in this report certain supplemental financial information derived from consolidated financial information but not presented in our financial statements prepared in accordance with GAAP. Specifically, we have referred to the following non-GAAP financial measures in this report:

- adjusted diluted earnings per share, defined as diluted earnings per share excluding severance, non-operating retirement costs and the impact of special items;

- adjusted operating profit, defined as operating profit before depreciation, amortization, severance, multiemployer pension plan withdrawal costs and special items, and expressed as a percentage of revenues, adjusted operating profit margin;

- adjusted operating costs, defined as operating costs before depreciation, amortization, severance, multiemployer pension plan withdrawal costs and special items; and

- free cash flow, defined as net cash provided by operating activities less capital expenditures.

The special items in 2024 consisted of:

- $10.8 million of pre-tax litigation-related costs ($8.0 million or $0.05 per share after tax) in connection with a lawsuit against Microsoft Corporation and Open AI Inc. and various of its corporate affiliates alleging unlawful and unauthorized copying and use of the Company's journalism and other content in connection with their development of generative artificial intelligence products ("Generative AI Litigation Costs"). Management determined to report Generative AI Litigation Costs as a special item beginning in 2024 because, unlike other litigation expenses, the Generative AI Litigation Costs arise from a discrete, complex and unusual proceeding and do not, in management's view, reflect the Company's ongoing business operational performance; and

- a $3.0 million favorable adjustment ($2.2 million or $0.01 per share after tax) related to reductions in our multiemployer pension plan liabilities.

The special items in 2023 consisted of:

- a $12.7 million impairment charge ($9.3 million or $0.06 per share after tax) related to excess leased office space that is being marketed for sublet (the "lease-related impairment");

- a $2.5 million charge ($1.8 million or $0.01 per share after tax) related to an impairment of an indefinite-lived intangible asset;

- a $1.7 million charge ($1.2 million or $0.01 per share after tax) in connection with the Company's withdrawal from a multiemployer pension plan;

- a $2.3 million favorable adjustment ($1.7 million or $0.01 per share after tax) related to a reduction in a multiemployer pension plan liability; and

- a $2.5 million gain ($1.8 million or $0.01 per share after tax) reflecting our proportionate share of a distribution from the liquidation of Madison Paper Industries ("Madison"), a partnership that previously operated a paper mill, in which the Company had an investment through a subsidiary.

We have included these non-GAAP financial measures because management reviews them on a regular basis and uses them to evaluate and manage the performance of our operations. We believe that, for the reasons outlined below, these non-GAAP financial measures provide useful information to investors as a supplement to reported diluted earnings/(loss) per share, operating profit/(loss) and operating costs. However, these measures should be evaluated only in conjunction with the comparable GAAP financial measures and should not be viewed as alternative or superior measures of GAAP results.

Adjusted diluted earnings per share provides useful information in evaluating the Company's period-to-period performance because it eliminates items that the Company does not consider to be indicative of earnings from ongoing operating activities. Adjusted operating profit and adjusted operating profit margin are useful in evaluating the ongoing performance of the Company's businesses as they exclude the significant non-cash impact of depreciation and amortization, as well as items not indicative of ongoing operating activities. Total operating costs include depreciation, amortization, severance and multiemployer pension plan withdrawal costs and special items. Total operating costs, excluding these items, provide investors with helpful supplemental information on the Company's underlying operating costs that is used by management in its financial and operational decision-making.

Management considers special items, which may include impairment charges, pension settlement charges, acquisition-related costs, and beginning in 2024, Generative AI Litigation Costs, as well as other items that arise from time to time, to be outside the ordinary course of our operations. Management believes that excluding these items provides a better understanding of the underlying trends in the Company's operating performance and allows more accurate comparisons of the Company's operating results to historical performance. Management determined to report Generative AI Litigation Costs as a special item and thus exclude them beginning in 2024 because, unlike other litigation expenses which are not excluded, the Generative AI Litigation Costs arise from a discrete, complex and unusual proceeding and do not, in management's view, reflect the Company's ongoing business operational performance. In addition, management excludes severance costs, which may fluctuate significantly from quarter to quarter, because it believes these costs do not necessarily reflect expected future operating costs and do not contribute to a meaningful comparison of the Company's operating results to historical performance.

Excluded from our non-GAAP financial measures are non-operating retirement costs that are primarily tied to financial market performance and changes in market interest rates and investment performance. Management considers non-operating retirement costs to be outside the performance of the business and believes that presenting adjusted diluted earnings per share excluding non-operating retirement costs and presenting adjusted operating results excluding multiemployer pension plan withdrawal costs, in addition to the Company's GAAP diluted earnings per share and GAAP operating results, provide increased transparency and a better understanding of the underlying trends in the Company's operating business performance.

The Company considers free cash flow, which is defined as net cash provided by operating activities less capital expenditures, to provide useful information to management and investors about the amount of cash that is available to be used to strengthen the Company's balance sheet and for strategic opportunities including, among others, investing in the Company's business, strategic acquisitions, dividend payouts and repurchasing stock. See "Liquidity and Capital Resources — Free Cash Flow" below for more information and a reconciliation of free cash flow to net cash provided by operating activities.

Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are set out in the tables below.

Reconciliation of diluted earnings per share excluding amortization of acquired intangible assets, severance, non-operating retirement costs and special items (or adjusted diluted earnings per share)

	Years Ended		% Change
	December 31, 2024	December 31, 2023	2024 vs. 2023
Diluted earnings per share	$ 1.77	$ 1.40	26.4 %
Add:			
Amortization of acquired intangible assets	0.17	0.18	(5.6)%
Severance	0.05	0.05	— %
Non-operating retirement costs:			
Multiemployer pension plan withdrawal costs	0.04	0.03	33.3 %
Other components of net periodic benefit costs	0.03	(0.02)	*
Special items:			
Generative AI Litigation Costs	0.07	—	*
Impairment charges	—	0.10	*
Multiemployer pension plan liability adjustment	(0.02)	—	*
Gain from joint venture, net of noncontrolling interest	—	(0.01)	*
Income tax expense of adjustments	(0.08)	(0.08)	— %
Adjusted diluted earnings per share[1]	$ 2.01	$ 1.63	23.3 %

[1] Amounts may not add due to rounding.

* Represents a change equal to or in excess of 100% or one that is not meaningful.

Reconciliation of operating profit before depreciation and amortization, severance, multiemployer pension plan withdrawal costs and special items (or adjusted operating profit) and of adjusted operating profit margin

(In thousands)		Years Ended		% Change
		December 31, 2024	December 31, 2023	2024 vs. 2023
Operating profit	$	351,096	$ 276,272	27.1 %
Add:				
Depreciation and amortization		82,936	86,115	(3.7)%
Severance		7,512	7,582	(0.9)%
Multiemployer pension plan withdrawal costs		6,038	5,248	15.1 %
Generative AI Litigation Costs		10,800	—	*
Impairment charges		—	15,239	*
Multiemployer pension plan liability adjustment		(2,980)	(605)	*
Adjusted operating profit	$	455,402	$ 389,851	16.8 %
Divided by:				
Revenue	$	2,585,919	$ 2,426,152	6.6 %
Operating profit margin		13.6 %	11.4 %	220 bps
Adjusted operating profit margin		17.6 %	16.1 %	150 bps

* Represents a change equal to or in excess of 100% or one that is not meaningful.

Reconciliation of total operating costs before depreciation and amortization, severance, multiemployer pension plan withdrawal costs and special items (or adjusted operating costs)

(In thousands)		Years Ended							
		December 31, 2024			December 31, 2023				% Change
	NYTG	The Athletic	I/E[1]	Total	NYTG	The Athletic	I/E[1]	Total	
Operating costs	$2,032,653	$ 204,420	$ (2,250)	$2,234,823	$1,959,191	$ 191,345	$ (656)	$2,149,880	4.0 %
Less:									
Depreciation and amortization	56,462	26,474	—	82,936	58,637	27,478	—	86,115	(3.7)%
Severance	6,634	878	—	7,512	6,416	1,166	—	7,582	(0.9)%
Multiemployer pension plan withdrawal costs	6,038	—	—	6,038	5,248	—	—	5,248	15.1 %
Generative AI Litigation Costs	10,800			10,800	—	—	—	—	*
Impairment charges	—	—	—	—	15,239	—	—	15,239	*
Multiemployer pension plan liability adjustment	(2,980)	—	—	(2,980)	(605)	—	—	(605)	*
Adjusted operating costs	$1,955,699	$ 177,068	$ (2,250)	$2,130,517	$1,874,256	$ 162,701	$ (656)	$2,036,301	4.6 %

[1] *Intersegment eliminations ("I/E") related to content licensing.*

* Represents a change equal to or in excess of 100% or one that is not meaningful.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The following table presents information about our financial position:

Financial Position Summary

(In thousands, except ratios)	Years Ended		% Change
	December 31, 2024	December 31, 2023	2024 vs. 2023
Cash and cash equivalents	$ 199,448	$ 289,472	(31.1)%
Marketable securities	$ 712,420	$ 419,727	69.7 %
Total cash and cash equivalents and marketable securities	$ 911,868	$ 709,199	28.6 %
Total New York Times Company stockholders' equity	$ 1,927,209	$ 1,763,219	9.3 %
Ratios:			
Current assets to current liabilities	1.53	1.28	

Our primary sources of cash from operations were revenues from subscription and advertising sales. Subscription and advertising revenues provided approximately 69% and 20%, respectively, of total revenues in 2024. The remaining cash inflows were primarily from other revenue sources such as Wirecutter affiliate referrals, licensing, commercial printing, the leasing of floors in the Company Headquarters, our live events business, retail commerce, books, television and film and our student subscription sponsorship program.

Our primary uses of cash from operations were for employee compensation and benefits and other operating expenses. We believe our cash and cash equivalents, marketable securities balance and cash provided by operations, in combination with other sources of cash, will be sufficient to meet our financing needs over the next twelve months and beyond.

As of December 31, 2024, we had cash and cash equivalents and marketable securities of $911.9 million and approximately $350 million in available borrowings, and no amounts were outstanding under the Credit Facility. Our cash and cash equivalents and marketable securities balances increased in 2024, primarily due to cash proceeds from operating activities, partially offset by cash used for share repurchases, dividend payments, capital expenditures and taxes paid on behalf of employees resulting from share-based compensation tax withholding.

We have paid quarterly dividends on the Class A and Class B Common Stock since late 2013. In February 2025, the Board of Directors approved a quarterly dividend of $0.18 per share, an increase of $0.05 per share from the previous quarter (see Note 18 of the Notes to the Consolidated Financial Statements for additional information). We currently expect to continue to pay cash dividends in the future, although changes in our dividend program will be considered by our Board of Directors in light of our earnings, capital requirements, financial condition and other factors considered relevant.

The Board of Directors approved Class A share repurchase programs in February 2022 ($150.0 million), February 2023 ($250.0 million) and February 2025 ($350.0 million). The authorizations provide that shares of Class A Common Stock may be purchased from time to time as market conditions warrant, through open market purchases, privately negotiated transactions or other means, including Rule 10b5-1 trading plans. We expect to repurchase shares to offset the impact of dilution from our equity compensation program and to return capital to our stockholders. There is no expiration date with respect to these authorizations. Through February 19, 2025, the aggregate purchase price of repurchases under these programs totaled approximately $266.9 million (excluding commissions and excise taxes), fully utilizing the 2022 authorization and leaving approximately $483.1 million remaining under the 2023 and 2025 authorizations.

During 2024, we made contributions of $13.2 million to certain qualified pension plans funded by cash on hand. As of December 31, 2024, our qualified pension plans had plan assets that were $71.3 million above the present value of future benefits obligations, a decrease of $11.7 million from $83.0 million as of December 31, 2023. We expect contributions made to satisfy the greater of minimum funding or collective bargaining agreement requirements to total approximately $13 million in 2025.

Capital Resources

Sources and Uses of Cash

Cash flows provided by/(used in) by category were as follows:

(In thousands)	Years Ended		% Change
	December 31, 2024	December 31, 2023	2024 vs. 2023
Operating activities	$ 410,512	$ 360,618	13.8 %
Investing activities	$ (306,086)	$ (159,690)	91.7 %
Financing activities	$ (192,715)	$ (132,710)	45.2 %

Operating Activities

Cash from operating activities is generated by cash receipts from subscriptions, advertising sales and other revenue. Operating cash outflows include payments for employee compensation, retirement and other benefits, raw materials, marketing expenses, interest and income taxes.

Net cash provided by operating activities increased in 2024 compared with 2023 due to higher net income, partially offset by higher tax payments and higher cash payments for incentive compensation.

Investing Activities

Cash from investing activities generally includes proceeds from marketable securities that have matured and the sale of assets, investments or a business. Cash used in investing activities generally includes purchases of marketable securities, payments for capital projects and acquisitions of new businesses and investments.

Net cash used in investing activities in 2024 was primarily related to $289.4 million in net purchases of marketable securities and $29.2 million in capital expenditures payments.

Financing Activities

Cash from financing activities generally includes borrowings under third-party financing arrangements, the issuance of long-term debt and funds from stock option exercises. Cash used in financing activities generally includes the repayment of amounts outstanding under third-party financing arrangements, the payment of dividends, the payment of long-term debt and capital lease obligations, and stock-based compensation tax withholding.

Net cash used in financing activities in 2024 was primarily related to share repurchases of $85.0 million, dividend payments of $82.9 million and share-based compensation tax withholding payments of $21.8 million.

See "— Third-Party Financing" below and our Consolidated Statements of Cash Flows for additional information on our sources and uses of cash.

Free Cash Flow

Free cash flow is a non-GAAP financial measure defined as net cash provided by operating activities, less capital expenditures. The Company considers free cash flow to provide useful information to management and investors about the amount of cash that is available to be used to strengthen the Company's balance sheet and for strategic opportunities including, among others, investing in the Company's business, strategic acquisitions, dividend payouts and repurchasing stock. In addition, management uses free cash flow to set targets for return of capital to stockholders in the form of dividends and share repurchases.

The Company aims to return at least 50% of free cash flow to stockholders in the form of dividends and share repurchases over the next three to five years.

The following table presents a reconciliation of net cash provided by operating activities to free cash flow:

	Years Ended	
(In thousands)	December 31, 2024	December 31, 2023
Net cash provided by operating activities	$ 410,512	$ 360,618
Less: Capital expenditures	(29,173)	(22,669)
Free cash flow	$ 381,339	$ 337,949

Free cash flow for 2024 was $381.3 million compared with $337.9 million in 2023. Free cash flow increased primarily due to higher cash provided by operating activities, as discussed above.

Restricted Cash

We were required to maintain $14.4 million of restricted cash as of December 31, 2024, and $13.7 million as of December 31, 2023, substantially all of which is set aside to collateralize workers' compensation obligations.

Capital Expenditures

Capital expenditures totaled approximately $31 million and $23 million in 2024 and 2023, respectively. The increase in capital expenditures in 2024 was primarily driven by higher expenditure related to improvements in the Company Headquarters and at our College Point, N.Y., printing and distribution facility. The cash payments related to the capital expenditures totaled approximately $29 million and $23 million in 2024 and 2023, respectively, due to the timing of the payments. In 2025, we expect capital expenditures of approximately $40 million, which will be funded from cash on hand. The capital expenditures will be primarily driven by expenditures related to our College Point, N.Y., printing and distribution facility, improvements in our Company Headquarters and investments in technology to support our strategic initiatives.

Third-Party Financing

On July 27, 2022, we entered into a $350.0 million five-year unsecured Credit Facility that amended and restated a prior facility. Certain of our domestic subsidiaries have guaranteed our obligations under the Credit Facility. As of December 31, 2024, there was approximately $0.6 million in outstanding letters of credit and the remaining committed amount remains available. As of December 31, 2024, there were no outstanding borrowings under the Credit Facility and the Company was in compliance with the financial covenants contained in the Credit Facility. See Note 10 of the Notes to the Consolidated Financial Statements for information regarding the Credit Facility.

Contractual Obligations

The information provided is based on management's best estimate and assumptions of our contractual obligations as of December 31, 2024. Actual payments in future periods may vary from those reflected in the table.

	Payment due in				
(In thousands)	Total	2025	2026-2027	2028-2029	Later Years
Operating leases[(1)]	$ 55,288	$ 12,413	$ 17,375	$ 12,923	$ 12,577
Purchase commitment[(2)]	52,745	15,379	30,908	6,458	—
Benefit plans[(3)]	428,664	41,824	84,376	84,599	217,865
Total	$ 536,697	$ 69,616	$ 132,659	$ 103,980	$ 230,442

(1) See Note 16 of the Notes to the Consolidated Financial Statements for additional information related to our operating leases.

(2) Represents purchase commitments for the use of digital content delivery services from August 1, 2023 through July 31, 2028.

(3) The Company's general funding policy with respect to qualified pension plans is to contribute amounts at least sufficient to satisfy the minimum amount required by applicable laws and regulations and Guild contracts. Contributions for our qualified pension plans and future benefit payments for our unfunded pension and other postretirement benefit payments have been estimated over a 10-year period; therefore, the amounts included in the "Later Years" column only include payments for the period of 2030-2034. For our funded qualified pension plans, estimating funding depends on several variables, including the performance of the plans' investments, assumptions for discount rates, expected long-term rates of return on assets, rates of compensation increases (applicable only for the Guild-Times Adjustable Pension Plan that has not been frozen) and other factors. Thus, our actual contributions could vary substantially from these estimates. While benefit payments under these plans are expected to continue beyond 2034, we have included in this table only those benefit payments estimated over the next 10 years. Benefit plans in the table above also include estimated payments for multiemployer pension plan withdrawal liabilities. See Note 9 of the Notes to the Consolidated Financial Statements for additional information related to our pension and other postretirement benefits plans.

Other Liabilities — Other in our Consolidated Balance Sheets include liabilities related to (1) deferred compensation, primarily related to our deferred executive compensation plan (the "DEC") and (2) various other liabilities, including our contingent tax liability for uncertain tax positions and contingent consideration. These liabilities are not included in the table above primarily because the timing of the future payments is not determinable. See Note 10 of the Notes to the Consolidated Financial Statements for additional information.

The DEC previously enabled certain eligible executives to elect to defer a portion of their compensation on a pre-tax basis. The deferred amounts are invested at the executives' election in various hypothetical investment options. The fair value of deferred compensation is based on the hypothetical investments elected by the executives. The fair value of deferred compensation was $13.2 million as of December 31, 2024. The DEC was frozen effective December 31, 2015, and no new contributions may be made into the plan. See Note 10 of the Notes to the Consolidated Financial Statements for additional information on *Other Liabilities — Other*.

Our liability for uncertain tax positions was approximately $7 million, including approximately $2 million of accrued interest as of December 31, 2024. Until formal resolutions are reached between the Company and the taxing authorities, determining the timing and amount of possible audit settlements relating to uncertain tax positions is not practicable. Therefore, we do not include this obligation in the table of contractual obligations. See Note 11 of the Notes to the Consolidated Financial Statements for additional information regarding income taxes.

The contingent consideration represents contingent payments in connection with the acquisition of substantially all of the assets and certain liabilities of Serial Productions, LLC. The Company estimated the fair value of the contingent consideration liability using a probability-weighted discounted cash flow model. The estimate of the fair value of contingent consideration requires subjective assumptions to be made regarding probabilities assigned to operational targets and the discount rate. The contingent consideration balance of $1.6 million as of December 31, 2024, is included in *Accrued expenses and other*, in our Consolidated Balance Sheets. See Note 8 of the Notes to the Consolidated Financial Statements for more information.

We have a contract through the end of 2025 with Domtar Corporation, a large global manufacturer and distributor of paper, market pulp and wood products. The contract requires the Company to purchase annually the lesser of a fixed number of tons or a percentage of our total newsprint requirement at market rate in an arm's-length transaction. Since the quantities of newsprint purchased annually under this contract are based on our total newsprint requirement, the amount of the related payments for these purchases is excluded from the table above.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements are prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements for the periods presented.

We continually evaluate the policies and estimates we use to prepare our Consolidated Financial Statements. In general, management's estimates are based on historical experience, information from third-party professionals and various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results may differ from those estimates made by management.

Our critical accounting estimates include our accounting for goodwill and intangibles, retirement benefits and revenue recognition. Specific risks related to our critical accounting estimates are discussed below. For a description of our related accounting policies, see Note 2 of the Notes to the Consolidated Financial Statements.

Goodwill and Intangibles

We evaluate whether there has been an impairment of goodwill or indefinite-lived intangible assets on an annual basis or in an interim period if certain circumstances indicate that a possible impairment may exist.

(In thousands)	December 31, 2024	December 31, 2023
Goodwill	$ 412,173	$ 416,098
Intangibles	$ 258,006	$ 285,490
Total assets	$ 2,841,479	$ 2,714,595
Percentage of goodwill and intangibles to total assets	24 %	26 %

The impairment analysis is considered critical because of the significance of goodwill and intangibles to our Consolidated Balance Sheets.

We test goodwill for impairment at a reporting unit level. We have an option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value.

If we elect to bypass the qualitative assessment or if the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we are required to perform a quantitative assessment for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Fair value is calculated by a combination of a discounted cash flow model and a market approach model.

We test indefinite-lived intangible assets for impairment at the asset level. We have an option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the asset is less than its carrying value. If we elect to bypass the qualitative assessment or if the qualitative assessment indicates that it is more likely than not that the intangible asset is impaired, then we are required to perform a quantitative assessment by comparing the fair value of the asset with its carrying amount. If the fair value, which is based on future cash flows, exceeds the carrying value, the asset is not considered impaired. If the carrying amount exceeds the fair value, an impairment loss would be recognized in an amount equal to the excess of the carrying amount of the asset over the fair value of the asset.

Intangible assets that are amortized are tested for impairment at the asset level associated with the lowest level of cash flows whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment exists if the carrying value of the asset (1) is not recoverable (the carrying value of the asset is greater than the sum of undiscounted cash flows) and (2) is greater than its fair value.

When performing a quantitative assessment for goodwill, the discounted cash flow model requires us to make various judgments, estimates and assumptions, many of which are interdependent, about future revenues, operating margins, growth rates, capital expenditures, working capital and discount rates. The starting point for the assumptions used in our discounted cash flow model is the annual long-range financial forecast. The annual planning process that we undertake to prepare the long-range financial forecast takes into consideration a multitude of factors, including historical growth rates and operating performance, related industry trends, macroeconomic conditions, and marketplace data, among others. Assumptions are also made for perpetual growth rates for periods beyond the long-range financial forecast period. Our estimates of fair value are sensitive to changes in all of these variables, certain of which relate to broader macroeconomic conditions outside our control.

The market approach analysis includes applying a multiple, based on comparable market transactions, to certain operating metrics of a reporting unit.

The significant estimates and assumptions used by management in assessing the recoverability of goodwill and intangibles are estimated future cash flows, discount rates, growth rates and other factors. Any changes in these estimates or assumptions could result in an impairment charge. The estimates, based on reasonable and supportable assumptions and projections, require management's subjective judgment. Depending on the assumptions and estimates used, the estimated results of the impairment tests can vary within a range of outcomes.

For the 2024 annual impairment testing, based on our assessments, we concluded that goodwill and intangible assets are not impaired.

Pension Benefits

We sponsor a frozen single-employer defined benefit pension plan. The Company and The NewsGuild of New York (the "Guild") jointly sponsor the Guild-Times Adjustable Pension Plan (the "APP"), which continues to accrue active benefits. Our pension liability also includes our multiemployer pension plan withdrawal obligations.

The table below includes the liability for all of our pension plans.

(In thousands)	December 31, 2024	December 31, 2023
Pension liabilities (includes current portion)	$ 228,040	$ 248,151
Total liabilities	$ 912,060	$ 951,376
Percentage of pension liabilities to total liabilities	25 %	26 %

Our Company-sponsored defined benefit pension plans include qualified plans (funded) as well as non-qualified plans (unfunded). These plans provide participating employees with retirement benefits in accordance with benefit formulas detailed in each plan. All of our non-qualified plans, which provide enhanced retirement benefits to select employees, are frozen, except for a foreign-based pension plan discussed below.

Our joint Company and Guild-sponsored plan is a qualified plan and is included in the table below.

We also have a foreign-based pension plan for certain non-U.S. employees (the "foreign plan"). The information for the foreign plan is combined with the information for U.S. non-qualified plans. The benefit obligation of the foreign plan is immaterial to our total benefit obligation.

The funded status of our qualified and non-qualified pension plans as of December 31, 2024, is as follows:

	December 31, 2024		
(In thousands)	Qualified Plans	Non-Qualified Plans	All Plans
Pension obligation	$ 1,026,326	$ 166,781	$ 1,193,107
Fair value of plan assets	1,097,628	—	1,097,628
Pension asset/(obligation), net	$ 71,302	$ (166,781)	$ (95,479)

We made contributions of approximately $13 million to the APP in 2024. We expect contributions made to satisfy the greater of minimum funding or collective bargaining agreement requirements to total approximately $13 million in 2025.

Pension expense is calculated using a number of actuarial assumptions, including an expected long-term rate of return on assets (for qualified plans) and a discount rate. Our methodology in selecting these actuarial assumptions is discussed below.

In determining the expected long-term rate of return on assets, we evaluated input from our investment consultants and investment management firms, including our review of asset class return expectations, as well as long-term historical asset class returns. Projected returns by such consultants are based on broad equity and bond indices. Our objective is to select an average rate of earnings expected on existing plan assets and expected contributions to the plan (less plan expenses to be incurred) during the year. The expected long-term rate of return determined on this basis was 5.90% at the beginning of 2024. Our plan assets had an average rate of return of approximately 1.12% in 2024 and an average annual return of approximately -4.62% over the three-year period 2022–2024. We regularly review our actual asset allocation and periodically rebalance our investments to meet our investment strategy.

The market-related value of plan assets is multiplied by the expected long-term rate of return on assets to compute the expected return on plan assets, a component of net periodic pension cost. The market-related value of plan assets is a calculated value that recognizes changes in fair value over three years.

Based on the composition of our assets at the end of the year, we estimated our 2025 expected long-term rate of return to be 5.60%. If we had decreased our expected long-term rate of return on our plan assets by 50 basis points in 2024, pension expense would have increased by approximately $6 million for our qualified pension plans. Our funding requirements would not have been materially affected.

We determined our discount rate using a Ryan ALM, Inc. Curve (the "Ryan Curve"). The Ryan Curve provides the bonds included in the curve and allows adjustments for certain outliers (i.e., bonds on "watch"). We believe the Ryan Curve allows us to calculate an appropriate discount rate.

To determine our discount rate, we project a cash flow based on annual accrued benefits. For active participants, the benefits under the respective pension plans are projected to the date of termination. The projected plan cash flow is discounted to the measurement date, which is the last day of our fiscal year, using the annual spot rates provided in the Ryan Curve. A single discount rate is then computed so that the present value of the benefit cash flow equals the present value computed using the Ryan Curve rates.

The weighted-average discount rate determined on this basis was 5.73% for our qualified plans and 5.62% for our non-qualified plans as of December 31, 2024.

If we had decreased the expected discount rate by 50 basis points for our qualified plans and our non-qualified plans in 2024, pension expense would have increased by approximately $0.5 million and our pension obligation would have increased by approximately $56 million as of December 31, 2024.

We will continue to evaluate all of our actuarial assumptions, generally on an annual basis, and will adjust as necessary. Actual pension expense will depend on future investment performance, changes in future discount rates, the level of contributions we make and various other factors.

We also recognize the present value of pension liabilities associated with the withdrawal from multiemployer pension plans. Our multiemployer pension plan withdrawal liability was approximately $61 million as of December 31, 2024. This liability represents the present value of the obligations related to complete and partial withdrawals that have already occurred. For those plans that have yet to provide us with a demand letter, the actual liability will not be known until they complete a final assessment of the withdrawal liability and issue a demand to us. Therefore, the estimate of our multiemployer pension plan liability will be adjusted as more information becomes available that allows us to refine our estimates.

See Note 9 of the Notes to the Consolidated Financial Statements for additional information regarding our pension plans.

Revenue Recognition

Our contracts with customers sometimes include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. We use an observable price to determine the standalone selling price for separate performance obligations if available or, when not available, an estimate that maximizes the use of observable inputs and faithfully depicts the selling price of the promised goods or services if we sold those goods or services separately to a similar customer in similar circumstances.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 of the Notes to the Consolidated Financial Statements for information regarding recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is principally associated with the following:

- Our exposure to changes in interest rates relates primarily to interest earned and market value on our cash and cash equivalents, and marketable securities. Our cash and cash equivalents and marketable securities consist of cash, money market funds, certificates of deposit, U.S. Treasury securities, U.S. government agency securities, commercial paper and corporate debt securities. Our investment policy and strategy are focused on preservation of capital and supporting our liquidity requirements. Changes in U.S. interest rates affect the interest earned on our cash and cash equivalents and marketable securities, and the market value of those securities. A hypothetical 100-basis-point increase in interest rates would have resulted in a decrease of approximately $6.6 million in the market value of our marketable debt securities as of December 31, 2024. Any realized gains or losses resulting from such interest rate changes would only occur if we sold the investments prior to maturity.

- The discount rate used to measure the benefit obligations for our qualified pension plans is determined by using the Ryan Curve, which provides rates for the bonds included in the curve and allows adjustments for certain outliers (i.e., bonds on "watch"). Broad equity and bond indices are used in the determination of the expected long-term rate of return on pension plan assets. Therefore, interest rate fluctuations and volatility of the debt and equity markets can have a significant impact on asset values, the funded status of our pension plans and future anticipated contributions. See "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Pensions Benefits."

See Notes 4 and 9 of the Notes to the Consolidated Financial Statements.

THE NEW YORK TIMES COMPANY 2024 FINANCIAL REPORT

INDEX	PAGE
Management's Responsibility for the Financial Statements	57
Management's Report on Internal Control Over Financial Reporting	57
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42) on Consolidated Financial Statements	58
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42) on Internal Control Over Financial Reporting	60
Consolidated Balance Sheets as of December 31, 2024, and December 31, 2023	62
Consolidated Statements of Operations for the years ended December 31, 2024, December 31, 2023, and December 31, 2022	64
Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2024, December 31, 2023, and December 31, 2022	66
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2024, December 31, 2023, and December 31, 2022	67
Consolidated Statements of Cash Flows for the years ended December 31, 2024, December 31, 2023, and December 31, 2022	68
Notes to the Consolidated Financial Statements	70
1. Basis of Presentation	70
2. Summary of Significant Accounting Policies	70
3. Revenue	77
4. Marketable Securities	78
5. Goodwill and Intangibles	80
6. Investments	81
7. Property, Plant and Equipment, net	82
8. Fair Value Measurements	82
9. Pension and Other Postretirement Benefits	85
10. Other	97
11. Income Taxes	99
12. Earnings Per Share	101
13. Stock-Based Awards	102
14. Stockholders' Equity	105
15. Segment Information	107
16. Leases	111
17. Commitments and Contingent Liabilities	113
18. Subsequent Events	113
Schedule II – Valuation and Qualifying Accounts for the three years ended December 31, 2024	114

REPORT OF MANAGEMENT

Management's Responsibility for the Financial Statements

The Company's consolidated financial statements were prepared by management, who is responsible for their integrity and objectivity. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company follows and continuously monitors its policies and procedures for internal control over financial reporting to ensure that this objective is met (see "Management's Report on Internal Control Over Financial Reporting" below).

The consolidated financial statements were audited by Ernst & Young LLP, an independent registered public accounting firm, in 2024, 2023 and 2022. Its audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and its report is shown on Page 58.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the independent registered public accounting firm, internal auditors and management to discuss specific accounting, financial reporting and internal control matters. Both the independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee. Each year the Audit Committee selects, subject to ratification by the Company's stockholders, the firm that is to perform audit and other related work for the Company.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Our management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013 framework). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, has been audited by Ernst & Young LLP, the independent registered public accounting firm that also audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K. Their report on the Company's internal control over financial reporting is included on Page 60 in this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of The New York Times Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The New York Times Company (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(A)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the pension benefit obligation

Description of the Matter

At December 31, 2024, the aggregate defined pension benefit obligation was $1,193 million which exceeded the fair value of pension plan assets of $1,098 million, resulting in an unfunded defined benefit pension obligation of $95 million. As discussed in Note 2, the Company makes significant subjective judgments about a number of assumptions, which include discount rates and long-term return on plan assets.

Auditing management's estimate of the defined benefit pension obligation involves especially challenging and complex judgments because of the highly subjective nature of the assumptions (e.g., discount rates and long-term return on plan assets) used in the measurement of the defined benefit pension obligation and the impact small changes in these assumptions would have on the measurement of the defined benefit pension obligation and expense.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement relating to the measurement and valuation of the defined benefit pension obligation. Specifically, we tested controls over management's review of the defined benefit pension obligation, the significant assumptions including the discount rates and long-term return on plan assets, and the data inputs provided to the actuary.

To test the defined benefit pension obligation, our audit procedures included, among others, evaluating the methodology used and the significant assumptions discussed above. We compared the assumptions used by management to historical trends and evaluated the change in the components of the defined benefit pension obligation from prior year. In addition, we involved actuarial specialists to assist in evaluating the key assumptions. To evaluate the discount rates, we independently developed yield curves reflecting an independently selected subset of bonds. In addition, we discounted the plans' projected benefit cash outlays with independently developed yield curves and compared these results to the defined benefit pension obligation. To evaluate the long-term return on plan assets, we independently calculated a range of returns for each class of plan investments and based on the investment allocations compared the results to the Company's selected long-term rate of return.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2007.

New York, New York

February 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of The New York Times Company

Opinion on Internal Control Over Financial Reporting

We have audited The New York Times Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, The New York Times Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income/(loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(A)(2) and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York

February 27, 2025

CONSOLIDATED BALANCE SHEETS

(In thousands)		December 31, 2024		December 31, 2023
Assets				
Current assets				
Cash and cash equivalents	$	**199,448**	$	289,472
Short-term marketable securities		**366,474**		162,094
Accounts receivable (net of allowances of $12,118 in 2024 and $12,800 in 2023)		**249,530**		242,488
Prepaid expenses		**49,869**		59,712
Other current assets		**71,001**		27,887
Total current assets		**936,322**		781,653
Long-term marketable securities		**345,946**		257,633
Property, plant and equipment, net		**488,816**		514,245
Goodwill		**412,173**		416,098
Intangible assets, net		**258,006**		285,490
Deferred income taxes		**111,397**		114,505
Right of use assets		**32,315**		35,374
Pension assets		**71,303**		83,016
Miscellaneous assets		**185,201**		226,581
Total assets	$	**2,841,479**	$	2,714,595

See Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS — continued

(In thousands, except share and per share data)		December 31, 2024		December 31, 2023
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	123,606	$	116,942
Accrued payroll and other related liabilities		177,859		174,316
Unexpired subscriptions revenue		187,082		172,772
Accrued expenses and other		124,982		147,529
Total current liabilities		613,529		611,559
Other liabilities				
Pension and postretirement benefits obligation		214,641		238,853
Other		86,100		100,964
Total other liabilities		300,741		339,817
Stockholders' equity				
Common stock of $.10 par value:				
Class A – authorized: 300,000,000 shares; issued: 2024 – 177,883,703; 2023 – 176,951,162 (including treasury shares: 2024 – 14,896,012; 2023 – 13,189,925)		17,791		17,697
Class B – convertible – authorized and issued shares: 2024 – 780,724; 2023 – 780,724 (including treasury shares: 2024 – none; 2023 – none)		78		78
Additional paid-in capital		356,450		301,287
Retained earnings		2,325,142		2,117,839
Common stock held in treasury, at cost		(406,446)		(320,820)
Accumulated other comprehensive loss, net of income taxes:				
Foreign currency translation adjustments		(2,762)		910
Funded status of benefit plans		(363,874)		(353,286)
Unrealized gain/(loss) on available-for-sale securities		830		(486)
Total accumulated other comprehensive loss, net of income taxes		(365,806)		(352,862)
Total stockholders' equity		1,927,209		1,763,219
Total liabilities and stockholders' equity	$	2,841,479	$	2,714,595

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended	
(In thousands)	December 31, 2024	December 31, 2023	December 31, 2022
	(52 weeks)	(52 weeks)	(52 weeks and five days)
Revenues			
Subscription	$ 1,788,207	$ 1,656,153	$ 1,552,362
Advertising	506,311	505,206	523,288
Other	291,401	264,793	232,671
Total revenues	2,585,919	2,426,152	2,308,321
Operating costs			
Cost of revenue (excluding depreciation and amortization)	1,309,514	1,249,061	1,208,933
Sales and marketing	278,425	260,227	267,553
Product development	248,198	228,804	204,185
General and administrative	307,930	311,039	289,259
Depreciation and amortization	82,936	86,115	82,654
Generative AI Litigation Costs	10,800	—	—
Acquisition-related costs	—	—	34,712
Impairment charges	—	15,239	4,069
Multiemployer pension plan liability adjustment	(2,980)	(605)	14,989
Total operating costs	2,234,823	2,149,880	2,106,354
Operating profit	351,096	276,272	201,967
Other components of net periodic benefit (costs)/income	(4,158)	2,737	(6,659)
Gain from joint ventures	—	2,477	—
Interest income and other, net	36,485	21,102	40,691
Income before income taxes	383,423	302,588	235,999
Income tax expense	89,598	69,836	62,094
Net income	293,825	232,752	173,905
Net income attributable to the noncontrolling interest	—	(365)	—
Net income attributable to The New York Times Company common stockholders	$ 293,825	$ 232,387	$ 173,905

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS — continued

(In thousands, except per share data)		Years Ended		
		December 31, 2024	December 31, 2023	December 31, 2022
		(52 weeks)	(52 weeks)	(52 weeks and five days)
Average number of common shares outstanding:				
Basic		164,425	164,721	166,871
Diluted		165,802	165,663	167,141
Basic earnings per share attributable to The New York Times Company common stockholders	$	1.79	$ 1.41	$ 1.04
Diluted earnings per share attributable to The New York Times Company common stockholders	$	1.77	$ 1.40	$ 1.04
Dividends declared per share	$	0.52	$ 0.44	$ 0.36

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

				Years Ended		
(In thousands)		December 31, 2024		December 31, 2023		December 31, 2022
		(52 weeks)		(52 weeks)		(52 weeks and five days)
Net income	$	**293,825**	$	232,752	$	173,905
Other comprehensive income/(loss), before tax:						
Foreign currency translation adjustments (loss)/income		**(4,980)**		1,885		(5,759)
Pension and postretirement benefits obligation (loss)/gain		**(14,327)**		(5,908)		49,966
Net unrealized gain/(loss) on available-for-sale securities		**1,784**		10,754		(9,675)
Other comprehensive (loss)/income, before tax		**(17,523)**		6,731		34,532
Income tax (benefit)/expense		**(4,579)**		1,746		9,177
Other comprehensive (loss)/income, net of tax		**(12,944)**		4,985		25,355
Comprehensive income		**280,881**		237,737		199,260
Comprehensive income attributable to the noncontrolling interest		**—**		(365)		—
Comprehensive income attributable to The New York Times Company common stockholders	$	**280,881**	$	237,372	$	199,260

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except share and per share data)	Capital Stock Class A and Class B Common	Additional Paid-in Capital	Retained Earnings	Common Stock Held in Treasury, at Cost	Accumulated Other Comprehensive Loss, Net of Income Taxes	Total New York Times Company Stockholders' Equity	Non-controlling Interest	Total Stock-holders' Equity
Balance, December 26, 2021	$ 17,675	$ 230,115	$1,845,343	$(171,211)	$ (383,202)	$ 1,538,720	$ 2,005	$1,540,725
Net income	—	—	173,905	—	—	173,905	—	173,905
Dividends	—	—	(60,389)	—	—	(60,389)	—	(60,389)
Other comprehensive income	—	—	—	—	25,355	25,355	—	25,355
Issuance of shares:								
Stock options – 400 Class A shares	—	3	—	—	—	3	—	3
Restricted stock units vested – 151,877 Class A shares	16	(4,336)	—	—	—	(4,320)	—	(4,320)
Performance-based awards – 163,518 Class A shares	16	(5,573)	—	—	—	(5,557)	—	(5,557)
Share Repurchases – 3,134,064 Class A shares	—	—	—	(105,056)	—	(105,056)	—	(105,056)
Stock-based compensation	—	35,306	—	—	—	35,306	—	35,306
Balance, December 31, 2022	17,707	255,515	1,958,859	(276,267)	(357,847)	1,597,967	2,005	1,599,972
Net income	—	—	232,387	—	—	232,387	365	232,752
Dividends	—	—	(73,407)	—	—	(73,407)	—	(73,407)
Other comprehensive income	—	—	—	—	4,985	4,985	—	4,985
Issuance of shares:								
Restricted stock units vested – 439,421 Class A shares	46	(11,849)	—	—	—	(11,803)	—	(11,803)
Performance-based awards – 106,419 Class A shares	10	(3,108)	—	—	—	(3,098)	—	(3,098)
Employee stock purchase plan – 116,726 Class A shares	12	3,938	—	—	—	3,950	—	3,950
Share Repurchases – 1,185,060 Class A shares	—	—	—	(44,553)	—	(44,553)	—	(44,553)
Stock-based compensation	—	54,776	—	—	—	54,776	—	54,776
Purchase of noncontrolling interest	—	2,015	—	—	—	2,015	(2,370)	(355)
Balance, December 31, 2023	17,775	301,287	2,117,839	(320,820)	(352,862)	1,763,219	—	1,763,219
Net income	—	—	293,825	—	—	293,825	—	293,825
Dividends	—	—	(86,522)	—	—	(86,522)	—	(86,522)
Other comprehensive loss	—	—	—	—	(12,944)	(12,944)	—	(12,944)
Issuance of shares:								
Restricted stock units vested – 620,390 Class A shares	62	(19,175)	—	—	—	(19,113)	—	(19,113)
Performance-based awards – 85,703 Class A shares	9	(2,696)	—	—	—	(2,687)	—	(2,687)
Employee stock purchase plan – 226,448 Class A shares	23	9,535	—	—	—	9,558	—	9,558
Share repurchases – 1,706,087 Class A shares	—	—	—	(85,626)	—	(85,626)	—	(85,626)
Stock-based compensation	—	67,499	—	—	—	67,499	—	67,499
Balance, December 31, 2024	$ 17,869	$ 356,450	$2,325,142	$(406,446)	$ (365,806)	$ 1,927,209	$ —	$1,927,209

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities			
Net income	$ 293,825	$ 232,752	$ 173,905
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	82,936	86,115	82,654
Amortization of right of use asset	9,088	9,232	9,923
Stock-based compensation expense	67,499	54,776	35,306
Multiemployer pension plan liability adjustment	(2,980)	(605)	14,989
Impairment charges	—	15,239	4,069
Gain on the sale of land	—	—	(34,227)
Gain from joint ventures	—	(2,477)	—
Change in long-term retirement benefit obligations	(25,051)	(29,528)	(29,049)
Fair market value adjustment on life insurance products	(1,923)	(1,648)	1,081
Other – net	(7,446)	3,932	2,739
Changes in operating assets and liabilities:			
Accounts receivable – net	(7,042)	(24,955)	20,889
Other current assets	2,403	(2,154)	(23,220)
Accounts payable, accrued payroll and other liabilities	(21,031)	(7,321)	(111,216)
Unexpired subscriptions	14,310	16,827	8,588
Other noncurrent assets and liabilities	5,924	10,433	(5,744)
Net cash provided by operating activities	410,512	360,618	150,687
Cash flows from investing activities			
Purchases of marketable securities	(479,975)	(286,448)	(6,648)
Maturities/disposals of marketable securities	190,592	142,161	484,984
Business acquisitions	—	—	(515,586)
(Purchases of)/proceeds from investments	(42)	2,512	(1,832)
Capital expenditures	(29,173)	(22,669)	(36,961)
Other – net	12,512	4,754	2,482
Net cash used in investing activities	(306,086)	(159,690)	(73,561)
Cash flows from financing activities			
Long-term obligations:			
Dividends paid	(82,855)	(69,464)	(56,790)
Payment of contingent consideration	(3,017)	(3,448)	(2,586)
Purchase of noncontrolling interest	—	(356)	—
Capital shares:			
Stock issuances	—	—	3
Repurchases	(85,043)	(44,553)	(105,056)
Share-based compensation tax withholding	(21,800)	(14,889)	(9,877)
Net cash used in financing activities	(192,715)	(132,710)	(174,306)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(88,289)	68,218	(97,180)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,026)	(219)	(1,953)
Cash, cash equivalents and restricted cash at the beginning of the year	303,172	235,173	334,306
Cash, cash equivalents and restricted cash at the end of the year	$ 213,857	$ 303,172	$ 235,173

See Notes to the Consolidated Financial Statements.

SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow Information

	Years Ended		
(In thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Cash payments			
Interest, net of capitalized interest	$ 716	$ 708	$ 1,583
Income tax payments – net	$ 113,091	$ 71,814	$ 110,161

See Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Nature of Operations

The New York Times Company is a global media organization that includes newspaper, digital and print products and related businesses. Unless the context otherwise requires, The New York Times Company and its consolidated subsidiaries are referred to collectively as the "Company," "we," "our" and "us." Our major sources of revenue are subscriptions and advertising.

Principles of Consolidation

The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and include the accounts of the Company and its wholly and majority-owned subsidiaries after elimination of all significant intercompany transactions.

The portion of the net income or loss and equity of a subsidiary attributable to the owners of a subsidiary other than the Company (a noncontrolling interest) is included as a component of consolidated stockholders' equity in our Consolidated Balance Sheets, within net income or loss in our Consolidated Statements of Operations, within comprehensive income or loss in our Consolidated Statements of Comprehensive Income/(Loss) and as a component of consolidated stockholders' equity in our Consolidated Statements of Changes in Stockholders' Equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements. Actual results could differ from these estimates.

Fiscal Year

Fiscal year 2022 was composed of 52 weeks and five additional days and ended as of December 31, 2022, while fiscal years 2024 and 2023 each comprised the calendar year ended as of December 31, 2024, and December 31, 2023, respectively.

In December 2021, the Board of Directors approved a change in the Company's fiscal year from a 52/53 week fiscal year ending the last Sunday of December to a calendar year. Accordingly, the Company's 2022 fiscal year, which commenced December 27, 2021, was extended from December 25, 2022, to December 31, 2022, and subsequent fiscal years begin on January 1 and end on December 31 of each year. The change was made on a prospective basis and prior periods were not adjusted. This change was not considered a change in a fiscal year under the rules of the Securities and Exchange Commission as the new fiscal year commenced within seven days of the prior fiscal year-end and the new fiscal year commenced with the end of the prior fiscal year. As a result, a transition report is not required.

The Athletic

On February 1, 2022, we acquired The Athletic Media Company ("The Athletic"), a global digital subscription-based sports media business. The results of The Athletic have been included in our Consolidated Financial Statements beginning February 1, 2022. The Athletic is a separate reportable segment of the Company.

Segments

Beginning in the first quarter of 2022, the Company has two reportable segments: The New York Times Group ("NYTG") and The Athletic.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. We classify amounts in transit from credit and debit payment processors as cash and cash equivalents on our consolidated balance sheets.

Marketable Securities

We have investments in marketable debt securities. We determine the appropriate classification of our investments at the date of purchase and reevaluate the classifications at the balance sheet date. Marketable debt securities with maturities of 12 months or less are classified as short-term. Marketable debt securities with maturities greater than 12 months are classified as long-term, unless we identified specific securities we intend to sell within the next 12 months. The Company's marketable securities are accounted for as available for sale ("AFS").

AFS securities are reported at fair value. We assess AFS securities on a quarterly basis or more often if a potential loss-triggering event occurs. For AFS securities in an unrealized loss position, we first assess whether we intend to sell, or if it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS securities that do not meet the aforementioned criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, creditworthiness of the security, and adverse conditions specifically related to the security. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Concentration of Risk

Financial instruments, which potentially subject us to concentration of risk, are cash and cash equivalents and marketable securities. Cash is placed with major financial institutions. As of December 31, 2024, we had cash balances at financial institutions in excess of federal insurance limits. We periodically evaluate the credit standing of these financial institutions as part of our ongoing investment strategy.

Our marketable securities portfolio consists of investment-grade securities diversified among security types, issuers and industries. Our cash equivalents and marketable securities are primarily managed by third-party investment managers who are required to adhere to investment policies designed to mitigate risk and approved by our Board of Directors.

Accounts Receivable

Credit is extended to our advertisers and our subscribers based upon an evaluation of the customer's financial condition, and collateral is not required from such customers. Allowances for estimated credit losses, rebates, returns, rate adjustments and discounts are generally established based on historical experience and include consideration of relevant significant current events, reasonable and supportable forecasts and their implications for expected credit losses.

Investments

We elected the fair value measurement alternative for our investment interests below 20% and account for these non-marketable equity securities at cost less impairments, adjusted by observable price changes in orderly transactions for the identical or similar investments of the same issuer given our equity instruments are without readily determinable fair values.

We evaluate whether there has been an impairment of our investments annually or in an interim period if circumstances indicate that a possible impairment may exist.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the shorter of estimated asset service lives or lease terms as follows: buildings, building equipment and improvements—10 to 40 years; equipment—three to 30 years; and software—two to five years. We capitalize certain staffing costs as part of the cost of major projects.

We evaluate whether there has been an impairment of long-lived assets, primarily property, plant and equipment, if certain circumstances indicate that a possible impairment may exist. These assets are tested for impairment at the asset group level associated with the lowest level of cash flows. An impairment exists if the carrying value of the asset (i) is not recoverable (the carrying value of the asset is greater than the sum of undiscounted cash flows) and (ii) is greater than its fair value. See Note 7 for more information regarding material impairments of property, plant and equipment.

Leases

Lessee activities

We enter into operating leases for office space and equipment. We determine if an arrangement is a lease at inception. Certain office space leases provide for rent adjustments relating to changes in real estate taxes and other operating costs. Options to extend the term of operating leases are not recognized as part of the right-of-use asset until we are reasonably certain that the option will be exercised. We may terminate our leases with the notice required under the lease and upon the payment of a termination fee, if required. Our leases do not include substantial variable payments based on index or rate. We have elected the practical expedient not to separate the lease and non-lease components in the contract for our office space and equipment leases.

Our leases do not provide a readily determinable implicit discount rate. Therefore, we estimate our incremental borrowing rate to discount the lease payments based on the information available at lease commencement.

We recognize a single lease cost on a straight-line basis over the term of the lease and we classify all cash payments within operating activities in the statement of cash flows. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

We evaluate right-of-use assets for impairment consistent with our property, plant and equipment policy. See Note 16 for more information regarding material impairments of right-of-use assets.

Lessor activities

Our leases to third parties predominantly relate to office space in our leasehold condominium interest in our headquarters building located at 620 Eighth Avenue, New York, N.Y. (the "Company Headquarters"). We determine if an arrangement is a lease at inception. Office space leases are operating leases and generally include options to extend the term of the lease. Our leases do not include variable payments based on index or rate. We do not separate the lease and non-lease components in a contract. The non-lease components predominantly include charges for utilities usage and other operating expenses estimated based on the proportionate share of the rental space of each lease. We have elected the practical expedient not to separate the lease and non-lease components in the contract for office space we lease to third parties.

For our office space operating leases, we recognize rental revenue on a straight-line basis over the term of the lease and we classify all cash payments within operating activities in the statement of cash flows.

Residual value risk is not a primary risk resulting from our office space operating leases because of the long-lived nature of the underlying real estate assets, which generally hold their value or appreciate in the long term.

We evaluate assets leased to third parties for impairment consistent with our property, plant and equipment policy. There were no impairments of assets leased to third parties in 2024.

Goodwill and Intangibles

Goodwill is the excess of cost over the fair value of tangible and intangible net assets acquired. Goodwill is not amortized but tested for impairment annually or in an interim period if certain circumstances indicate a possible impairment may exist. Our annual impairment testing date is the first day of our fiscal fourth quarter.

We test goodwill for impairment at a reporting unit level. We have an option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The qualitative assessment includes, but is not limited to, the results of our most recent quantitative impairment test, consideration of industry, market and macroeconomic conditions, cost factors, cash flows, changes in key management personnel and our share price. The result of this assessment determines whether it is necessary to perform the goodwill impairment test (formerly "Step 1").

If we elect to bypass the qualitative assessment or if the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we are required to perform a quantitative assessment for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Fair value is calculated by a combination of a discounted cash flow model and a market approach model. If the fair value of a reporting unit exceeds its carrying amount, goodwill of that reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss would be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

We test indefinite-lived intangible assets for impairment at the asset level. Our annual impairment testing date is the first day of our fiscal fourth quarter. We have an option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the asset is less than its carrying value. If we elect to bypass the qualitative assessment or if the qualitative assessment indicates that it is more likely than not that the intangible asset is impaired, we are required to perform a quantitative assessment by comparing the fair value of the asset with its carrying amount. If the fair value, which is based on future cash flows, exceeds the carrying value, the asset is not considered impaired. If the carrying amount exceeds the fair value, an impairment loss would be recognized in an amount equal to the excess of the carrying amount of the asset over the fair value of the asset.

Intangible assets that are amortized are tested for impairment at the asset level associated with the lowest level of cash flows whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment exists if the carrying value of the asset (1) is not recoverable (the carrying value of the asset is greater than the sum of undiscounted cash flows) and (2) is greater than its fair value.

The discounted cash flow model requires us to make various judgments, estimates and assumptions, many of which are interdependent, about future revenues, operating margins, growth rates, capital expenditures, working capital, discount rates and royalty rates. The starting point for the assumptions used in our discounted cash flow model is the annual long-range financial forecast. The annual planning process that we undertake to prepare the long-range financial forecast takes into consideration a multitude of factors, including historical growth rates and operating performance, related industry trends, macroeconomic conditions and marketplace data, among others. Assumptions are also made for perpetual growth rates for periods beyond the long-range financial forecast period. Our estimates of fair value are sensitive to changes in all of these variables, certain of which relate to broader macroeconomic conditions outside our control.

The market approach analysis includes applying a multiple, based on comparable market transactions, to certain operating metrics of a reporting unit.

The significant estimates and assumptions used by management in assessing the recoverability of goodwill acquired and intangibles are estimated future cash flows, discount rates, growth rates and other factors. Any changes in these estimates or assumptions could result in an impairment charge. The estimates, based on reasonable and supportable assumptions and projections, require management's subjective judgment. Depending on the assumptions and estimates used, the estimated results of the impairment tests can vary within a range of outcomes.

In addition to annual testing, management uses certain indicators to evaluate whether the carrying value of a reporting unit or intangibles may not be recoverable and an interim impairment test may be required. These indicators include (1) current-period operating results or cash flow declines combined with a history of operating results or cash flow declines or a projection/forecast that demonstrates continuing declines in the cash flow or the inability to improve our operations to forecasted levels; (2) a significant adverse change in the business climate, whether structural or technological; (3) significant impairments; and (4) a decline in our stock price and market capitalization.

Self-Insurance

We self-insure for workers' compensation costs, automobile and general liability claims, up to certain deductible limits, as well as for certain employee medical and disability benefits. Employee medical costs above a certain threshold are insured by a third party. The recorded liabilities for self-insured risks are primarily calculated using actuarial methods. The liabilities include amounts for actual claims, claim growth and claims incurred but not yet reported. The recorded liabilities for self-insured risks were approximately $27.6 million and $28 million as of December 31, 2024, and December 31, 2023, respectively.

Pension and Other Postretirement Benefits

Our single-employer pension and other postretirement benefit costs are accounted for using actuarial valuations. We recognize the funded status of these plans—measured as the difference between plan assets, if funded, and the benefit obligation—on the balance sheet and recognize changes in the funded status that arise during the period but are not recognized as components of net periodic pension cost, within other comprehensive income/(loss), net of income taxes. The service cost component of net periodic pension cost is recognized in *Total operating costs* while the other components are recognized within *Other components of net periodic benefit costs/(income)* in our Consolidated Statements of Operations below *Operating profit*.

The assets related to our funded pension plans are measured at fair value.

We make significant subjective judgments about a number of actuarial assumptions, which include discount rates, long-term return on plan assets and mortality rates. Depending on the assumptions and estimates used, the impact from our pension and other postretirement benefits could vary within a range of outcomes and could have a material effect on our Consolidated Financial Statements.

We also recognize the present value of pension liabilities associated with the withdrawal from multiemployer pension plans. We record liabilities for obligations related to complete, and partial withdrawals from multiemployer pension plans. The actual liability for withdrawals is not known until each plan completes a final assessment of the withdrawal liability and issues a demand to us. Therefore, we adjust the estimate of our multiemployer pension plan liability as more information becomes available that allows us to refine our estimates.

See Note 9 for additional information regarding pension and other postretirement benefits.

Revenue Recognition

Revenue is recognized when a performance obligation is satisfied by transferring a promised good or service to a customer. A good or service is considered transferred when the customer obtains control, which is when the customer has the ability to direct the use of and/or obtain substantially all of the benefits of an asset.

Proceeds from subscription revenues are deferred at the time of sale and are recognized on a pro rata basis over the terms of the subscriptions. Payment is typically due upfront and the revenue is recognized ratably over the subscription period. The deferred proceeds are recorded within *Unexpired subscriptions revenue* in the Consolidated Balance Sheet. Revenue from single-copy sales of our print products is recognized based on date of publication, net of provisions for related returns. Payment for single-copy sales is typically due upon complete satisfaction of our performance obligations. The Company does not have significant financing components or significant payment terms as we only offer industry standard payment terms to our customers.

When our subscriptions are sold through third parties, we are a principal in the transaction and, therefore, revenues and related costs to third parties for these sales are reported on a gross basis. We are considered a principal if we control a promised good or service before transferring that good or service to the customer. The Company considers several factors to determine if it controls the good or service and therefore is the principal. These factors include (1) if we have primary responsibility for fulfilling the promise; and (2) if we have discretion in establishing the price for the specified good or service.

Advertising revenues are recognized when advertisements are published in newspapers or placed on digital platforms when impressions are delivered or when the ad is displayed over the contractual fixed period of time with respect to certain digital advertising or, each time a user clicks on certain advertisements, net of provisions for estimated rebates and rate adjustments. Creative services fees, including those associated with our branded content studio, are recognized as revenue based on the nature of the services provided.

Payment for advertising is due upon complete satisfaction of our performance obligations. The Company has a formal credit checking policy, procedures and controls in place that evaluate collectability prior to ad publication. Our advertising contracts do not include a significant financing component.

Other revenues are recognized when the delivery occurs, services are rendered or purchases are made.

Performance Obligations

Our contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price.

In the case of our licensing contracts, the transaction price is allocated among the performance obligations, which can consist of (i) the archival content and (ii) the updated content, based on the Company's estimate of the standalone selling price of each of the performance obligations.

In the case of our advertising contracts, we may have performance obligations for future services that have not been recognized in our financial statements. The performance obligations are satisfied over time with revenue recognized over the contract term as the advertising services are provided to the customer.

Contract Assets

We record revenue from customers when performance obligations are satisfied. For our licensing revenue, we record revenue related to the portion of performance obligation when the customer obtains control of the content. We receive payments from customers based upon contractual billing schedules. As the transfer of control represents a right to the contract consideration, we record a contract asset in *Other current assets* for short-term contract assets and *Miscellaneous assets* for long-term contract assets on the Consolidated Balance Sheet for any amounts not yet invoiced to the customer. The contract asset is reclassified to *Accounts receivable* when the customer is invoiced based on the contractual billing schedule.

Significant Judgments

Our contracts with customers sometimes include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. We use an observable price to determine the standalone selling price for separate performance obligations if available or, when not available, an estimate that maximizes the use of observable inputs and faithfully depicts the selling price of the promised goods or services if we sold those goods or services separately to a similar customer in similar circumstances.

Practical Expedients and Exemptions

We expense the cost to obtain or fulfill a contract as incurred because the amortization period of the asset that the entity otherwise would have recognized is one year or less. We also apply the practical expedient for the significant financing component when the difference between the payment and the transfer of the products and services is one year or less.

Income Taxes

Income taxes are recognized for the following: (1) the amount of taxes payable for the current year and (2) deferred tax assets and liabilities for the future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using statutory tax rates and are adjusted for tax rate changes in the period of enactment.

We assess whether our deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our process includes collecting positive (i.e., sources of taxable income) and negative (i.e., recent historical losses) evidence and assessing, based on the evidence, whether it is more likely than not that the deferred tax assets will not be realized.

We release tax effects from accumulated other comprehensive income/(loss) for pension and other postretirement benefits on a plan-by-plan approach.

We recognize in our financial statements the impact of a tax position if that tax position is more likely than not of being sustained on audit, based on the technical merits of the tax position. This involves the identification of potential uncertain tax positions, the evaluation of tax law and an assessment of whether a liability for uncertain tax positions is necessary. Different conclusions reached in this assessment can have a material impact on our Consolidated Financial Statements.

We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which could require an extended period to resolve. Until formal resolutions are reached between us and the taxing authorities, determining the timing and amount of possible audit settlements relating to uncertain tax positions is not practicable.

Stock-Based Compensation

We establish fair value based on market data for our stock-based awards to determine our cost and recognize the related expense over the appropriate vesting period. We recognize stock-based compensation expense for outstanding stock-settled long-term performance awards, restricted stock units and our Company's Employee Stock Purchase Plan ("ESPP"), net of estimated forfeitures. See Note 13 for additional information related to stock-based compensation expense.

Earnings Per Share

We compute earnings per share based upon the treasury stock method. Basic earnings per share is calculated by dividing net earnings available to common stockholders by the weighted-average number of shares of common stock outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities and the effect of shares issuable under our Company's stock-based incentive plans if such effect is dilutive.

Foreign Currency Translation

The assets and liabilities of foreign companies are translated at period-end exchange rates. Results of operations are translated at average rates of exchange in effect during the year. The resulting translation adjustment is included as a separate component in the Stockholders' Equity section of our Consolidated Balance Sheets, in the caption *Accumulated other comprehensive loss, net of income taxes.*

Recently Adopted Accounting Pronouncements

Accounting Standard Update(s)	Topic	Effective Period	Summary
2023-07	Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	Fiscal years, beginning after December 15, 2023. Early adoption is permitted.	Requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items to reconcile to segment profit or loss, and the title and position of the entity's CODM. The amendments in this update also expand the interim segment disclosure requirements. The Company adopted ASU 2023-07 on January 1, 2024, and included additional applicable disclosures in Note 15.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board issued authoritative guidance on the following topics:

Accounting Standard Update(s)	Topic	Effective Period	Summary
2023-09	Income Taxes (Topic 740): Improvements to Income Tax Disclosures	Fiscal years, beginning after December 15, 2025. Early adoption is permitted.	Requires entities to provide disaggregated income tax disclosures on the rate reconciliation and income taxes paid. We are currently in the process of evaluating the impact of this guidance on the Company's disclosures.
2024-03 2025-01	Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses	Fiscal years, beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted.	Requires entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. We are currently in the process of evaluating the impact of this guidance on the Company's disclosures.

The Company considers the applicability and impact of all recently issued accounting pronouncements. Recent accounting pronouncements not specifically identified in our disclosures are either not applicable to the Company or not expected to have a material effect on our financial condition or results of operations.

3. Revenue

We generate revenues principally from subscriptions and advertising.

Subscription revenues consist of revenues from subscriptions to our digital and print products (which include our news product, as well as The Athletic and our Audio, Cooking, Games and Wirecutter products), and single-copy and bulk sales of our print products. Subscription revenues are based on both the number of digital-only subscriptions and copies of the printed newspaper sold, and the rates charged to the respective customers.

Advertising revenue is principally from advertisers (such as luxury goods, technology and financial companies) promoting products, services or brands on digital platforms in the form of display, audio and video ads; in print in the form of column-inch ads; and at live events. Advertising revenue is primarily derived from offerings sold directly to marketers by our advertising sales teams. A smaller proportion of our total advertising revenues is generated through programmatic auctions run by third-party ad exchanges. Advertising revenue is primarily determined by the volume (e.g., impressions or column inches), rate and mix of advertisements. Digital advertising includes our core digital advertising business and other digital advertising. Our core digital advertising consists of direct-sold display (which includes website and mobile applications), podcast, email and video advertisements that are sold directly to marketers by our advertising sales teams. Other digital advertising includes programmatic advertising and creative services fees. NYTG and The Athletic has revenue from all categories discussed above. Print advertising includes revenue from column-inch ads and classified advertising, as well as preprinted advertising, also known as freestanding inserts. There is no print advertising revenue generated from The Athletic, which does not have a print product.

Other revenues primarily consist of revenues from Wirecutter affiliate referrals, licensing, commercial printing, the leasing of floors in our Company Headquarters, our live events business, retail commerce, books, television and film and our student subscription sponsorship program.

Subscription, advertising and other revenues were as follows:

	Years Ended					
(In thousands)	December 31, 2024	As % of total	December 31, 2023	As % of total	December 31, 2022	As % of total
Subscription	$ 1,788,207	69.2 %	$ 1,656,153	68.3 %	$ 1,552,362	67.3 %
Advertising	506,311	19.6 %	505,206	20.8 %	523,288	22.7 %
Other[1]	291,401	11.2 %	264,793	10.9 %	232,671	10.0 %
Total	$ 2,585,919	100.0 %	$ 2,426,152	100.0 %	$ 2,308,321	100.0 %

[1] Other revenue includes building rental revenue, which is not under the scope of Revenue from Contracts with Customers (Topic 606). Building rental revenue was approximately $27 million in both years ended December 31, 2024, and December 31, 2023, and $29 million for the year ended December 31, 2022.

The following table summarizes digital and print subscription revenues, which are components of subscription revenues above, for the years ended December 31, 2024, December 31, 2023, and December 31, 2022:

	Years Ended					
(In thousands)	December 31, 2024	As % of total	December 31, 2023	As % of total	December 31, 2022	As % of total
Digital-only subscription revenues[1]	$ 1,254,592	70.2 %	$ 1,099,439	66.4 %	$ 978,574	63.0 %
Print subscription revenues[2]	533,615	29.8 %	556,714	33.6 %	573,788	37.0 %
Total subscription revenues	$ 1,788,207	100.0 %	$ 1,656,153	100.0 %	$ 1,552,362	100.0 %

[1] Includes revenue from bundled and standalone subscriptions to our news product, as well as to The Athletic and our Audio, Cooking, Games and Wirecutter products.

[2] Includes domestic home-delivery subscriptions, which include access to our digital products. Also includes single-copy, NYT International and Other subscription revenues.

The following table summarizes digital and print advertising revenues for the years ended December 31, 2024, December 31, 2023, and December 31, 2022:

(In thousands)		December 31, 2024	As % of total		December 31, 2023	As % of total		December 31, 2022	As % of total
				Years Ended					
Digital advertising revenues	$	342,092	67.6 %	$	317,744	62.9 %	$	318,440	60.9 %
Print advertising revenues		164,219	32.4 %		187,462	37.1 %		204,848	39.1 %
Total advertising revenues	$	506,311	100.0 %	$	505,206	100.0 %	$	523,288	100.0 %

Performance Obligations

We have remaining performance obligations related to digital archive and other licensing and certain advertising contracts. As of December 31, 2024, the aggregate amount of the transaction price allocated to the remaining performance obligations for contracts with a duration greater than one year was approximately $148 million. The Company will recognize this revenue as performance obligations are satisfied. We expect that approximately $95 million, $28 million, and $25 million will be recognized in 2025, 2026 and thereafter through 2030, respectively.

Unexpired Subscriptions

Payments for subscriptions are typically due upfront and the revenue is recognized ratably over the subscription period. The proceeds are recorded within *Unexpired subscriptions revenue* in the Consolidated Balance Sheet. Total unexpired subscriptions as of December 31, 2023, were $172.8 million, substantially all of which was recognized as revenues during the year ended December 31, 2024.

Contract Assets

As of December 31, 2024, and December 31, 2023, the Company had $5.2 million and $3.5 million, respectively, in contract assets recorded in the Consolidated Balance Sheets related to licensing revenue. The contract asset is reclassified to *Accounts receivable* when the customer is invoiced based on the contractual billing schedule.

4. Marketable Securities

The Company accounts for its marketable securities as AFS. The Company recorded $1.1 million and $0.7 million of pre-tax net unrealized gains and losses, respectively, in *Accumulated Other Comprehensive Income* ("AOCI") as of December 31, 2024, and December 31, 2023, respectively.

The following tables present the amortized cost, gross unrealized gains and losses, and fair market value of our AFS securities as of December 31, 2024, and December 31, 2023:

(In thousands)		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
				December 31, 2024				
Short-term AFS securities								
U.S. Treasury securities	$	203,238	$	511	$	(20)	$	203,729
Corporate debt securities		153,988		415		(28)		154,375
Certificates of deposit		4,400		—		—		4,400
U.S. governmental agency securities		3,974		—		(4)		3,970
Total short-term AFS securities	$	365,600	$	926	$	(52)	$	366,474
Long-term AFS securities								
Corporate debt securities	$	190,772	$	544	$	(303)	$	191,013
U.S. Treasury securities		154,936		258		(261)		154,933
Total long-term AFS securities	$	345,708	$	802	$	(564)	$	345,946

(In thousands)		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
December 31, 2023								
Short-term AFS securities								
U.S. Treasury securities	$	48,721	$	55	$	(667)	$	48,109
Corporate debt securities		109,891		6		(1,828)		108,069
U.S. governmental agency securities		6,000		—		(84)		5,916
Total short-term AFS securities	$	164,612	$	61	$	(2,579)	$	162,094
Long-term AFS securities								
Corporate debt securities	$	103,061	$	886	$	(5)	$	103,942
U.S. Treasury securities		148,878		1,023		(42)		149,859
U.S. governmental agency securities		3,857		—		(25)		3,832
Total long-term AFS securities	$	255,796	$	1,909	$	(72)	$	257,633

The following tables present the AFS securities as of December 31, 2024, and December 31, 2023, that were in an unrealized loss position for which an allowance for credit losses has not been recorded, aggregated by investment category and the length of time that individual securities have been in a continuous loss position:

December 31, 2024

(In thousands)		Less than 12 Months — Fair Value		Gross Unrealized Losses		12 Months or Greater — Fair Value		Gross Unrealized Losses		Total — Fair Value		Gross Unrealized Losses
Short-term AFS securities												
U.S. Treasury securities	$	13,023	$	(18)	$	1,297	$	(2)	$	14,320	$	(20)
Corporate debt securities		28,741		(28)		249		—		28,990		(28)
U.S. governmental agency securities		—		—		3,971		(4)		3,971		(4)
Total short-term AFS securities	$	41,764	$	(46)	$	5,517	$	(6)	$	47,281	$	(52)
Long-term AFS securities												
Corporate debt securities	$	68,163	$	(303)	$	—	$	—	$	68,163	$	(303)
U.S. Treasury securities		64,325		(261)		—		—		64,325		(261)
Total long-term AFS securities	$	132,488	$	(564)	$	—	$	—	$	132,488	$	(564)

December 31, 2023

(In thousands)		Less than 12 Months — Fair Value		Gross Unrealized Losses		12 Months or Greater — Fair Value		Gross Unrealized Losses		Total — Fair Value		Gross Unrealized Losses
Short-term AFS securities												
U.S. Treasury securities	$	995	$	(1)	$	24,978	$	(666)	$	25,973	$	(667)
Corporate debt securities		5,819		(5)		99,504		(1,823)		105,323		(1,828)
U.S. governmental agency securities		—		—		5,916		(84)		5,916		(84)
Total short-term AFS securities	$	6,814	$	(6)	$	130,398	$	(2,573)	$	137,212	$	(2,579)
Long-term AFS securities												
Corporate debt securities	$	2,451	$	—	$	245	$	(5)	$	2,696	$	(5)
U.S. Treasury securities		14,792		(36)		290		(6)		15,082		(42)
U.S. governmental agency securities		3,832		(25)		—		—		3,832		(25)
Total long-term AFS securities	$	21,075	$	(61)	$	535	$	(11)	$	21,610	$	(72)

We assess our AFS securities for impairment on a quarterly basis or more often if a potential loss-triggering event occurs. See Note 2 for factors we consider when assessing AFS securities for recognition of losses or allowance for credit losses.

As of December 31, 2024, and December 31, 2023, we did not intend to sell and it was not likely that we would be required to sell these investments before recovery of their amortized cost basis, which may be at maturity. Unrealized losses related to these investments are primarily due to interest rate fluctuations as opposed to changes in credit quality. Therefore, as of December 31, 2024, and December 31, 2023, we have no impairment losses or allowance for credit losses related to AFS securities.

As of December 31, 2024, our short-term and long-term marketable securities had remaining maturities of less than one month to 12 months, and 13 months to 27 months, respectively. See Note 8 for additional information regarding the fair value hierarchy of our marketable securities.

5. Goodwill and Intangibles

The changes in the carrying amount of goodwill as of December 31, 2024, and since December 31, 2022, were as follows:

(In thousands)	The New York Times Group	The Athletic	Total Company
Balance as of December 31, 2022	$ 162,686	$ 251,360	$ 414,046
Foreign currency translation[1]	2,052	—	2,052
Balance as of December 31, 2023	164,738	251,360	416,098
Foreign currency translation[1]	(3,925)	—	(3,925)
Balance as of December 31, 2024	$ 160,813	$ 251,360	$ 412,173

[1] The foreign currency translation line item reflects changes in goodwill resulting from fluctuating exchange rates related to the consolidation of certain international subsidiaries.

For the 2024 and 2023 annual impairment testing, based on our assessments, we concluded that goodwill is not impaired.

The aggregate carrying amount of intangible assets of $258.0 million, which includes an indefinite-lived intangible of $2.5 million, is included in *Intangible Assets, net* in our Consolidated Balance Sheet as of December 31, 2024. As of December 31, 2024, and December 31, 2023, the gross book value and accumulated amortization of the intangible assets with definite lives were as follows:

	December 31, 2024			
(In thousands)	Gross book value	Accumulated amortization	Net book value	Weighted-Average Useful Life (Years)
Trademark	$ 162,618	$ (25,951)	$ 136,667	17.3
Existing subscriber base	136,500	(34,313)	102,187	9.2
Developed technology	38,401	(22,719)	15,682	2.2
Content archive	5,751	(4,758)	993	1.6
Total	$ 343,270	$ (87,741)	$ 255,529	13.1

	December 31, 2023			
(In thousands)	Gross book value	Accumulated amortization	Net book value	Weighted-Average Useful Life (Years)
Trademark	$ 162,618	$ (17,767)	$ 144,851	18.3
Existing subscriber base	136,500	(23,062)	113,438	10.2
Developed technology	38,401	(15,381)	23,020	3.2
Content archive	5,751	(4,047)	1,704	2.5
Total	$ 343,270	$ (60,257)	$ 283,013	13.7

During 2023 and 2022, we recorded impairment charges related to our indefinite-lived intangible asset. As a result of reduced long-term advertising and subscription revenue expectations for our Serial podcasts during the quarter ended September 30, 2023, and a decrease in advertiser demand, slower production of shows as well as the macroeconomic environment during the quarter ended December 31, 2022, we performed quantitative impairment tests for the Serial indefinite-lived intangible asset. We compared the fair value of the Serial trademark, calculated using a discounted cash flow model, to its carrying value and recorded impairment charges of approximately $2.5 million and $4.1 million for the years ended December 31, 2023, and December 31, 2022, respectively. These charges are included in *Impairment charges* in our Consolidated Statement of Operations within the NYTG operating segment. The 2024 annual impairment test did not identify any impairments. See Note 2 for factors that the Company considers when assessing indefinite-lived intangible assets for impairment.

Amortization expense for intangible assets included in *Depreciation and amortization* in our Consolidated Statements of Operations for the years ended December 31, 2024, December 31, 2023, and December 31, 2022 were $27.5 million, $29.3 million and $27.1 million, respectively.

In 2024 and 2023, we did not identify any impairments related to intangible assets with definite lives.

The estimated aggregate amortization expense for each of the following fiscal years ending December 31 is presented below:

(In thousands)		
2025	$	27,213
2026		26,960
2027		20,171
2028		19,335
2029		19,250
Thereafter		142,600
Total amortization expense	$	255,529

6. Investments

Investments in Joint Ventures

Madison

The Company and UPM-Kymmene Corporation ("UPM"), a Finnish paper manufacturing company, were partners through subsidiary companies in Madison. The Company's 40% ownership of Madison was through an 80%-owned consolidated subsidiary that owned 50% of Madison. UPM owned 60% of Madison, including a 10% interest through a 20% noncontrolling interest in the consolidated subsidiary of the Company. In 2016, the paper mill closed and the Company's joint venture in Madison was fully liquidated in December 2023.

In 2023, we had a gain from joint ventures of $2.5 million. The gain was due to our proportionate share of a distribution received from the final liquidation of Madison. In conjunction with this distribution, the Company purchased UPM's 20% noncontrolling interest in the Company's consolidated subsidiary and the Madison joint venture was dissolved.

As of December 31, 2024, and December 31, 2023, the value of our investments in joint ventures was zero. Our proportionate shares of distributions of our investments are recorded in *Gain from joint ventures* in our Consolidated Statements of Operations.

Non-Marketable Equity Securities

Our non-marketable equity securities are investments in privately held companies/funds without readily determinable market values. Gains and losses on non-marketable equity securities sold or impaired are recognized in *Interest income and other, net* in our Consolidated Statement of Operations.

As of December 31, 2024, and December 31, 2023, non-marketable equity securities included in *Miscellaneous assets* in our Consolidated Balance Sheets had a carrying value of $29.5 million and $29.7 million, respectively. The carrying value includes $15.1 million of unrealized gains as of December 31, 2024.

7. Property, Plant and Equipment, net

The following table presents the detail of property, plant and equipment, net as of December 31, 2024, and December 31, 2023:

(in thousands)	December 31, 2024	December 31, 2023
Equipment	$ 452,081	$ 447,324
Buildings, building equipment and improvements	736,608	729,559
Software[(1)]	78,244	80,710
Land	106,767	106,648
Assets in progress	20,628	20,333
Total, at cost	1,394,328	1,384,574
Less: accumulated depreciation and amortization	(905,512)	(870,329)
Property, plant and equipment, net	$ 488,816	$ 514,245

[(1)] *Unamortized computer software costs were $10.9 million and $13.4 million as of December 31, 2024, and December 31, 2023, respectively.*

Depreciation expense for property, plant and equipment assets included in *Depreciation and amortization* in our Consolidated Statements of Operations for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, were $55.5 million, $56.8 million and $55.6 million, respectively. This includes amortization of capitalized computer software costs of $7.0 million, $7.8 million and $7.9 million for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

Asset Retirements

During the years ended December 31, 2024, and December 31, 2023, as part of its annual assets review, the Company retired assets that were no longer in use with a cost of approximately $20.9 million and $10.0 million, respectively. The retirements in 2024 and 2023 were composed of mostly equipment and software. As a result of the retirements, the Company recorded $0.9 million in write-offs for the year ended December 31, 2024, which are reflected in *General and administrative* costs in our Consolidated Statements of Operations. For the years ended December 31, 2023, and December 31, 2022, the Company recorded *de minimis* write-offs.

8. Fair Value Measurements

Fair value is the price that would be received upon the sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The transaction would be in the principal or most advantageous market for the asset or liability, based on assumptions that a market participant would use in pricing the asset or liability. The fair value hierarchy consists of three levels:

Level 1–quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2–inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3–unobservable inputs for the asset or liability.

Assets/Liabilities Measured and Recorded at Fair Value on a Recurring Basis

As of December 31, 2024, and December 31, 2023, we had assets related to our qualified pension plans measured at fair value. The required disclosures regarding such assets are presented in Note 9.

The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024, and December 31, 2023:

(In thousands)	December 31, 2024				December 31, 2023			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets:								
Short-term AFS securities[1]								
U.S. Treasury securities	$ 203,729	$ —	$ 203,729	$ —	$ 48,109	$ —	$ 48,109	$ —
Corporate debt securities	154,375	—	154,375	—	108,069	—	108,069	—
Certificates of deposit	4,400	—	4,400	—	—	—	—	—
U.S. governmental agency securities	3,970	—	3,970	—	5,916	—	5,916	—
Total short-term AFS securities	$ 366,474	$ —	$ 366,474	$ —	$ 162,094	$ —	$ 162,094	$ —
Long-term AFS securities[1]								
Corporate debt securities	$ 191,013	$ —	$ 191,013	$ —	$ 103,942	$ —	$ 103,942	$ —
U.S. Treasury securities	154,933	—	154,933	—	149,859	—	149,859	—
U.S. governmental agency securities	—	—	—	—	3,832	—	3,832	—
Total long-term AFS securities	$ 345,946	$ —	$ 345,946	$ —	$ 257,633	$ —	$ 257,633	$ —
Liabilities:								
Deferred compensation[2][3]	$ 13,230	$ 13,230	$ —	$ —	$ 13,752	$ 13,752	$ —	$ —
Contingent consideration	$ 1,608	$ —	$ —	$ 1,608	$ 4,991	$ —	$ —	$ 4,991

[1] We classified these investments as Level 2 since the fair value is based on market observable inputs for investments with similar terms and maturities.

[2] The deferred compensation liability, included in Other liabilities—Other in our Consolidated Balance Sheets, consists of deferrals under The New York Times Company Deferred Executive Compensation Plan (the "DEC"), a frozen plan that enabled certain eligible executives to elect to defer a portion of their compensation on a pre-tax basis. The deferred amounts are invested at the executives' option in various mutual funds. The fair value of deferred compensation is based on the mutual fund investments elected by the executives and on quoted prices in active markets for identical assets. Participation in the DEC was frozen effective December 31, 2015.

[3] The Company invests the assets associated with the deferred compensation liability in life insurance products. Our investments in life insurance products are included in Miscellaneous assets in our Consolidated Balance Sheets, and were $45.0 million as of December 31, 2024, and $52.3 million as of December 31, 2023. The fair value of these assets is measured using the net asset value ("NAV") per share (or its equivalent) and has not been classified in the fair value hierarchy.

Level 3 Liabilities

The contingent consideration liability is related to the 2020 acquisition of substantially all the assets and certain liabilities of Serial Productions, LLC, and represents contingent payments based on the achievement of certain operational targets, as defined in the acquisition agreement, over the five years following the acquisition. The Company estimated the fair value using a probability-weighted discounted cash flow model. The estimate of the fair value of contingent consideration requires subjective assumptions to be made regarding probabilities assigned to operational targets and the discount rate. As the fair value is based on significant unobservable inputs, this is a Level 3 liability.

The following table presents the changes in the balance of the contingent consideration during the year ended December 31, 2024, and December 31, 2023:

(In thousands)	December 31, 2024		December 31, 2023
Balance at the beginning of the period	$ 4,991	$	5,324
Payments	(3,017)		(3,448)
Fair value adjustments[1]	(366)		3,115
Contingent consideration at the end of the period	$ 1,608	$	4,991

[1] *Fair value adjustments are included in* General and administrative expenses *in our Consolidated Statements of Operations.*

The remaining contingent consideration balances as of December 31, 2024, and December 31, 2023, are $1.6 million and $5.0 million, respectively. For the year-ended December 31, 2024, the remaining contingent consideration is included in *Accrued expenses and other*, in our Consolidated Balance Sheets. For the year-ended December 31, 2023, the remaining contingent consideration is included in *Accrued expenses and other,* for the current portion of the liability and *Other liabilities — Other*, for the long-term portion of the liability, in our Consolidated Balance Sheets.

Assets Measured and Recorded at Fair Value on a Non-Recurring Basis

Certain non-financial assets, such as goodwill, intangible assets, property, plant and equipment and certain investments are recognized at fair value on a non-recurring basis. These assets are measured at fair value if an impairment charge is recognized. We classified all of these measurements as Level 3, as we used unobservable inputs within the valuation methodologies that were significant to the fair value measurements, and the valuations required management's judgment due to the absence of quoted market prices.

9. Pension and Other Postretirement Benefits

Pension Benefits

Single-Employer Plans

We maintain The New York Times Companies Pension Plan (the "Pension Plan"), a frozen single-employer defined benefit pension plan. The Company also jointly sponsors a defined benefit plan with The NewsGuild of New York (the "Guild") known as the Guild-Times Adjustable Pension Plan (the "APP") that continues to accrue active benefits.

We also have a foreign-based pension plan for certain employees (the "foreign plan"). The information for the foreign plan is combined with the information for U.S. non-qualified plans. The benefit obligation of the foreign plan is immaterial to our total benefit obligation.

Net Periodic Pension Cost

The components of net periodic pension cost were as follows:

(In thousands)	December 31, 2024			December 31, 2023			December 31, 2022		
	Qualified Plans	Non-Qualified Plans	All Plans	Qualified Plans	Non-Qualified Plans	All Plans	Qualified Plans	Non-Qualified Plans	All Plans
Service cost	$ 6,163	$ 73	$ 6,236	$ 5,669	$ 73	$ 5,742	$ 11,526	$ 105	$ 11,631
Interest cost	53,503	8,856	62,359	56,793	9,218	66,011	35,350	5,142	40,492
Expected return on plan assets	(72,432)	—	(72,432)	(76,489)	—	(76,489)	(55,229)	—	(55,229)
Amortization and other costs	10,413	3,970	14,383	2,654	3,538	6,192	13,065	6,572	19,637
Amortization of prior service (credit)/cost	(1,945)	47	(1,898)	(1,945)	50	(1,895)	(1,945)	48	(1,897)
Effect of settlement	—	(40)	(40)	—	—	—	—	—	—
Net periodic pension (credit)/cost	$ (4,298)	$ 12,906	$ 8,608	$ (13,318)	$ 12,879	$ (439)	$ 2,767	$ 11,867	$ 14,634

Other changes in plan assets and benefit obligations recognized in other comprehensive income were as follows:

(In thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Net actuarial loss/(gain)	$ 31,829	$ 19,100	$ (22,500)
Amortization of loss	(14,383)	(6,192)	(19,637)
Amortization of prior service credit	1,898	1,895	1,897
Effect of settlement	40	—	—
Total recognized in other comprehensive income	19,384	14,803	(40,240)
Net periodic pension (credit)/cost	8,608	(439)	14,634
Total recognized in net periodic pension benefit cost and other comprehensive income	$ 27,992	$ 14,364	$ (25,606)

Actuarial gains and losses are amortized using a corridor approach. The gain or loss corridor is equal to 10% of the greater of the projected benefit obligation and the market-related value of assets. Gains and losses in excess of the corridor are generally amortized over the future working lifetime for the ongoing plans and average life expectancy for the frozen plans.

We also contribute to defined contribution benefit plans. The amount of cost recognized for defined contribution benefit plans was approximately $43 million for 2024, $39 million for 2023 and $29 million for 2022, respectively.

Benefit Obligation and Plan Assets

The changes in the benefit obligation and plan assets and other amounts recognized in other comprehensive loss were as follows:

(In thousands)	December 31, 2024			December 31, 2023		
	Qualified Plans	Non-Qualified Plans	All Plans	Qualified Plans	Non-Qualified Plans	All Plans
Change in benefit obligation						
Benefit obligation at beginning of year	$1,068,489	$ 180,556	$1,249,045	$1,076,412	$ 179,608	$1,256,020
Service cost	6,163	73	6,236	5,669	73	5,742
Interest cost	53,503	8,856	62,359	56,793	9,218	66,011
Actuarial (gain)/loss	(27,816)	(5,843)	(33,659)	39,116	8,089	47,205
Benefits paid	(74,013)	(16,793)	(90,806)	(109,501)	(16,463)	(125,964)
Effects of change in currency conversion	—	(68)	(68)	—	31	31
Benefit obligation at end of year	1,026,326	166,781	1,193,107	1,068,489	180,556	1,249,045
Change in plan assets						
Fair value of plan assets at beginning of year	1,151,505	—	1,151,505	1,145,933	—	1,145,933
Actual return on plan assets	6,944	—	6,944	104,595	—	104,595
Employer contributions	13,192	16,793	29,985	10,478	16,463	26,941
Benefits paid	(74,013)	(16,793)	(90,806)	(109,501)	(16,463)	(125,964)
Fair value of plan assets at end of year	1,097,628	—	1,097,628	1,151,505	—	1,151,505
Net amount recognized	$ 71,302	$ (166,781)	$ (95,479)	$ 83,016	$ (180,556)	$ (97,540)
Amount recognized in the Consolidated Balance Sheets						
Pension assets	$ 71,302	$ —	$ 71,302	$ 83,016	$ —	$ 83,016
Current liabilities	—	(16,002)	(16,002)	—	(16,672)	(16,672)
Noncurrent liabilities	—	(150,779)	(150,779)	—	(163,884)	(163,884)
Net amount recognized	$ 71,302	$ (166,781)	$ (95,479)	$ 83,016	$ (180,556)	$ (97,540)
Amount recognized in accumulated other comprehensive loss						
Actuarial loss	$ 473,759	$ 64,031	$ 537,790	$ 446,500	$ 73,804	$ 520,304
Prior service credit	(7,117)	442	(6,675)	(9,062)	489	(8,573)
Total	$ 466,642	$ 64,473	$ 531,115	$ 437,438	$ 74,293	$ 511,731

Benefit obligations decreased from $1.25 billion at December 31, 2023, to $1.19 billion at December 31, 2024, primarily due to benefit payments of $90.8 million and actuarial gains of $33.7 million driven by an increase in the discount rate.

Benefit obligations decreased from $1.26 billion at December 31, 2022, to $1.25 billion at December 31, 2023, primarily due to benefit payments of $126.0 million. Benefit payments include a lump-sum offer, completed in the fourth quarter of 2023, extended to certain former employees who participated in the Pension Plan. This completed lump-sum offer did not result in a settlement charge.

The accumulated benefit obligation for all pension plans was $1.18 billion and $1.24 billion as of December 31, 2024, and December 31, 2023, respectively.

Information for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets was as follows:

(In thousands)	December 31, 2024		December 31, 2023	
Projected benefit obligation	$	166,781	$	180,556
Accumulated benefit obligation	$	166,486	$	180,269
Fair value of plan assets	$	—	$	—

Assumptions

Weighted-average assumptions used in the actuarial computations to determine benefit obligations for qualified pension plans were as follows:

	December 31, 2024	December 31, 2023
Discount rate	5.73 %	5.25 %
Rate of increase in compensation levels[1]	7.28 %	3.00 %

[1] 7.28% for 2024, 3.04% for 2025 and 3.00% thereafter

The rate of increase in compensation levels is applicable only for the APP that has not been frozen.

Weighted-average assumptions used in the actuarial computations to determine net periodic pension cost for qualified plans were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Discount rate for determining projected benefit obligation	5.25 %	5.66 %	2.94 %
Discount rate in effect for determining service cost	5.41 %	5.59 %	3.14 %
Discount rate in effect for determining interest cost	5.19 %	5.46 %	2.45 %
Rate of increase in compensation levels	3.00 %	3.00 %	3.00 %
Expected long-term rate of return on assets	5.93 %	5.61 %	3.75 %

Weighted-average assumptions used in the actuarial computations to determine benefit obligations for non-qualified plans were as follows:

	December 31, 2024	December 31, 2023
Discount rate	5.62 %	5.21 %
Rate of increase in compensation levels	3.00 %	3.00 %

The rate of increase in compensation levels is applicable only for the foreign plan that has not been frozen.

Weighted-average assumptions used in the actuarial computations to determine net periodic pension cost for non-qualified plans were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Discount rate for determining projected benefit obligation	5.21 %	5.64 %	2.81 %
Discount rate in effect for determining interest cost	5.16 %	5.39 %	2.24 %
Rate of increase in compensation levels	3.00 %	3.00 %	2.50 %

We determined our discount rate using a Ryan ALM, Inc. Curve (the "Ryan Curve"). The Ryan Curve provides the bonds included in the curve and allows adjustments for certain outliers (i.e., bonds on "watch"). We believe the Ryan Curve allows us to calculate an appropriate discount rate.

To determine our discount rate, we project a cash flow based on annual accrued benefits. The projected plan cash flow is discounted to the measurement date, which is the last day of our fiscal year, using the annual spot rates provided in the Ryan Curve.

In determining the expected long-term rate of return on assets, we evaluated input from our investment consultants, actuaries and investment management firms, including our review of asset class return expectations, as well as long-term historical asset class returns. Projected returns by such consultants and economists are based on broad equity and bond indices. Our objective is to select an average rate of earnings expected on existing plan assets and expected contributions to the plan during the year, less expense expected to be incurred by the plan during the year.

The market-related value of plan assets is multiplied by the expected long-term rate of return on assets to compute the expected return on plan assets, a component of net periodic pension cost. The market-related value of plan assets is a calculated value that recognizes changes in fair value over three years.

Plan Assets

The Pension Plan

The assets underlying the Pension Plan are managed by professional investment managers. These investment managers are selected and monitored by the pension investment committee, composed of certain senior executives, who are appointed by the Finance Committee of the Board of Directors of the Company. The Finance Committee is responsible for adopting our investment policy, which includes rules regarding the selection and retention of qualified advisors and investment managers. The pension investment committee is responsible for implementing and monitoring compliance with our investment policy, selecting and monitoring investment managers and communicating the investment guidelines and performance objectives to the investment managers.

Our contributions are made on a basis determined by the actuaries in accordance with the funding requirements and limitations of the Employee Retirement Income Security Act ("ERISA") and the Internal Revenue Code. There were no minimum funding requirements during the years ended December 31, 2024, or December 31, 2023.

Investment Policy and Strategy

The primary long-term investment objective is to allocate assets in a manner that produces a total rate of return that meets or exceeds the growth of our pension liabilities. An additional investment objective is to utilize the asset mix to hedge liabilities and minimize volatility in the funded status of the Pension Plan.

Asset Allocation Guidelines

In accordance with our asset allocation strategy, investments are categorized into liability-hedging assets whose value is highly correlated to that of the Pension Plan's obligations ("Liability-Hedging Assets") or other investments, such as equities and high-yield fixed income securities, whose return over time is expected to exceed the rate of growth in the Pension Plan's obligations ("Return-Seeking Assets").

The proportional allocation of assets between Liability-Hedging Assets and Return-Seeking Assets is dependent on the funded status of the Pension Plan. Under our policy, for example, a funded status at 102.5% requires an allocation of total assets of 85.5% to 90.5% to Liability-Hedging Assets and 9.5% to 14.5% to Return-Seeking Assets. As the Pension Plan's funded status increases, the allocation to Liability-Hedging Assets will increase and the allocation to Return-Seeking Assets will decrease.

The following asset allocation guidelines apply to the Return-Seeking Assets as of December 31, 2024:

Asset Category	Percentage Range		Actual
Public Equity	70%	- 90%	85 %
Growth Fixed Income	0%	- 15%	0 %
Alternatives	0%	- 15%	3 %
Cash[1]	0%	- 10%	12 %

[1] Cash balances exceeded targets as of December 31, 2024 due to immediate cash needs.

The asset allocations by asset category for both Liability-Hedging and Return-Seeking Assets, as of December 31, 2024, were as follows:

Asset Category	Percentage Range		Actual
Liability-Hedging	85.5%	- 90.5%	88 %
Public Equity	6.7%	- 13.1%	10 %
Growth Fixed Income	0%	- 2%	0 %
Alternatives	0%	- 2%	1 %
Cash	0%	- 1%	1 %

The specified target allocation of assets and ranges set forth above are maintained and reviewed on a periodic basis by the pension investment committee. The pension investment committee may direct the transfer of assets between investment managers in order to rebalance the portfolio in accordance with approved asset allocation ranges to accomplish the investment objectives for the Pension Plan's assets.

The APP

The assets underlying the joint Company and The NewsGuild of New York sponsored plan are managed by professional investment managers. These investment managers are selected and monitored by the APP's Board of Trustees (the "APP Trustees"). The APP Trustees are responsible for adopting an investment policy, implementing and monitoring compliance with that policy, selecting and monitoring investment managers, and communicating the investment guidelines and performance objectives to the investment managers.

Our contributions are made on a basis determined by the actuaries in accordance with the funding requirements and limitations of ERISA and the Internal Revenue Code as well as the collective bargaining agreement with the Guild.

Investment Policy and Strategy

The investment objective is to allocate investment assets in a manner that satisfies the funding objectives of the APP and to maximize the probability of maintaining a 100% funded status.

Asset Allocation Guidelines

In accordance with the asset allocation guidelines, investments are segmented into hedging assets whose value is highly correlated to that of the APP's obligations ("Hedging Assets") or other investments, such as equities and high-yield fixed income securities, whose return over time is expected to exceed the rate of growth in the APP's obligations ("Return-Seeking Assets").

The asset allocations by asset category as of December 31, 2024, were as follows:

Asset Category	Percentage Range		Actual
Hedging Assets	75% -	90%	78 %
Return-Seeking Assets	10% -	25%	20 %
Cash and Equivalents	0% -	5%	2 %

The specified target allocation of assets and ranges set forth above are maintained and reviewed on a periodic basis by the APP Trustees. The APP Trustees may direct the transfer of assets between investment managers in order to rebalance the portfolio in accordance with approved asset allocation ranges to accomplish the investment objectives for the APP's assets.

Fair Value of Plan Assets

The fair value of the assets underlying the Pension Plan and the joint-sponsored APP by asset category are as follows:

(In thousands) Asset Category	December 31, 2024				
	Quoted Prices Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investment Measured at Net Asset Value[2]	Total
Equity Securities:					
U.S. Equities	$ 523	$ —	$ —	$ —	$ 523
International Equities	16,654	—	—	—	16,654
Registered Investment Companies	71,309	—	—	—	71,309
Common/Collective Funds[1]	—	—	—	249,033	249,033
Fixed Income Securities:					
Corporate Bonds	—	534,310	—	—	534,310
U.S. Treasury and Other Government Securities	—	105,135	—	—	105,135
Municipal and Provincial Bonds	—	24,155	—	—	24,155
Other	—	31,441	—	—	31,441
Cash and Cash Equivalents	—	—	—	61,413	61,413
Private Equity	—	—	—	2,811	2,811
Hedge Fund	—	—	—	845	845
Assets at Fair Value	$ 88,486	$ 695,041	$ —	$ 314,102	$ 1,097,629

[1] *The underlying assets of the common/collective funds primarily consist of equity and fixed income securities. The fair value in the above table represents our ownership share of the NAV of the underlying funds.*

[2] *Certain investments that are measured at fair value using the NAV per share (or its equivalent) have not been classified in the fair value hierarchy.*

(In thousands)	December 31, 2023				
	Quoted Prices Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Investment Measured at Net Asset Value(2)	
Asset Category	**(Level 1)**	**(Level 2)**	**(Level 3)**		**Total**
Equity Securities:					
U.S. Equities	$ 395	$ —	$ —	$ —	$ 395
International Equities	15,776	—	—	—	15,776
Registered Investment Companies	174,024	—	—	—	174,024
Common/Collective Funds(1)	—	—	—	285,387	285,387
Fixed Income Securities:					
Corporate Bonds	—	537,032	—	—	537,032
U.S. Treasury and Other Government Securities	—	48,993	—	—	48,993
Municipal and Provincial Bonds	—	27,702	—	—	27,702
Other	—	14,711	—	—	14,711
Cash and Cash Equivalents	—	—	—	27,516	27,516
Private Equity	—	—	—	4,305	4,305
Hedge Fund	—	—	—	15,664	15,664
Assets at Fair Value	$ 190,195	$ 628,438	$ —	$ 332,872	$ 1,151,505

(1) *The underlying assets of the common/collective funds primarily consist of equity and fixed income securities. The fair value in the above table represents our ownership share of the NAV of the underlying funds.*

(2) *Certain investments that are measured at fair value using the NAV per share (or its equivalent) have not been classified in the fair value hierarchy.*

Level 1 and Level 2 Investments

Where quoted prices are available in an active market for identical assets, such as equity securities traded on an exchange, transactions for the asset occur with such frequency that the pricing information is available on an ongoing/daily basis. We classify these types of investments as Level 1 where the fair value represents the closing/last trade price for these particular securities.

For our investments where pricing data may not be readily available, fair values are estimated by using quoted prices for similar assets, in both active and inactive markets, and observable inputs, other than quoted prices, such as interest rates and credit risk. We classify these types of investments as Level 2 because we are able to reasonably estimate the fair value through inputs that are observable, either directly or indirectly. There are no restrictions on our ability to sell any of our Level 1 and Level 2 investments.

Cash Flows

In 2024, we made contributions to the APP in the amount of $13.2 million. We expect contributions made to satisfy the greater of minimum funding or collective bargaining agreement requirements to total approximately $13 million in 2025.

The following benefit payments, which reflect future service for plans that have not been frozen, are expected to be paid:

| (In thousands) | Plans | | Total |
	Qualified	Non-Qualified	
2025	$ 89,640	$ 16,406	$ 106,046
2026	77,745	16,089	93,834
2027	78,831	15,931	94,762
2028	79,756	15,799	95,555
2029	80,481	15,564	96,045
2030-2034[1]	397,757	68,960	466,717

[1] *While benefit payments under these plans are expected to continue beyond 2034, we have presented in this table only those benefit payments estimated over the next 10 years.*

Multiemployer Plans

We contribute to a number of multiemployer defined benefit pension plans under the terms of various collective bargaining agreements that cover our union-represented employees. Certain events, such as amendments to various collective bargaining agreements, the sale of the New England Media Group, a reduction in covered employees and the election by the Company to withdraw from certain plans, resulted in withdrawal liabilities due to multiemployer pension plans.

Our multiemployer pension plan withdrawal liability was approximately $61 million and $68 million as of December 31, 2024, and December 31, 2023, respectively. This liability represents the present value of the obligations related to complete and partial withdrawals that have already occurred. For those plans that have yet to provide us with a demand letter, the actual liability will not be fully known until such plans complete a final assessment of the withdrawal liability and issue a demand to us. Therefore, the estimate of our multiemployer pension plan liability will be adjusted as more information becomes available that allows us to refine our estimates.

In 2024, the Company recorded a $2.9 million gain related to reductions in our multiemployer pension plan liabilities. This was recorded in *Multiemployer pension plan liability adjustment* in our Consolidated Statement of Operations for the year ended December 31, 2024.

In 2023, the Company recorded a $2.3 million gain related to a multiemployer pension plan liability adjustment, which was partially offset by a $1.7 million charge in connection with the Company's withdrawal from a plan. These were recorded in *Multiemployer pension plan liability adjustment* in our Consolidated Statement of Operations for the year ended December 31, 2023.

The risks of participating in multiemployer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- If we elect to withdraw from these plans or if we trigger a partial withdrawal due to declines in contribution base units or a partial cessation of our obligation to contribute, we may be assessed a withdrawal liability based on a calculated share of the underfunded status of the plan.

- If a multiemployer plan from which we have withdrawn subsequently experiences a mass withdrawal, we may be required to make additional contributions under applicable law.

Our participation in significant plans for the fiscal period ended December 31, 2024, is outlined in the table below. The "EIN/Pension Plan Number" column provides the Employer Identification Number ("EIN") and the three-digit plan number. The zone status is based on the latest information we received from the plan and is certified by the plan's actuary. A plan is generally classified in critical status if a funding deficiency is projected within four years to five years, depending on other criteria. A plan in critical status is classified in critical and declining status if it is projected to become insolvent in the next 15 to 20 years, depending on other criteria.

A plan is classified in endangered status if its funded percentage is less than 80% or a funding deficiency is projected within seven years. If the plan satisfies both of these triggers, it is classified in seriously endangered status. A plan not classified in any other status is classified in the green zone. The "FIP/RP Status Pending/Implemented" column indicates plans for which a funding improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. The "Surcharge Imposed" column includes plans in a red zone status that are required to pay a surcharge in excess of regular contributions. The last column lists the expiration date(s) of the collective bargaining agreement(s) to which the plans are subject.

| Pension Fund | EIN/Pension Plan Number | Pension Protection Act Zone Status | | FIP/RP Status Pending/ Implemented | (In thousands) Contributions of the Company | | | Surcharge Imposed | Collective Bargaining Agreement Expiration Date |
		2024	2023		2024	2023[4]	2022		
CWA/ITU Negotiated Pension Plan	13-6212879-001	Critical and Declining as of 1/01/24	Critical and Declining as of 1/01/23	Implemented	$ 233	$ 263	$ 328	No	(1)
Newspaper and Mail Deliverers'-Publishers' Pension Fund[2]	13-6122251-001	Green as of 6/01/24	Green as of 6/01/23	N/A	702	703	804	No	3/30/2026
GCIU-Employer Retirement Benefit Plan[5]	91-6024903-001	Critical and Declining as of 1/01/24	Critical and Declining as of 1/01/23	Implemented	47	54	56	No	3/30/2026
Pressmen's Publishers' Pension Fund[4]	13-6121627-001	N/A[3]	N/A[3]	N/A	—	41	1,447	No	3/30/2027
Paper Handlers'-Publishers' Pension Fund[4]	13-6104795-001	N/A[6]	Critical and Declining as of 4/01/23	N/A	—	95	96	Yes	3/30/2026
Contributions for individually significant plans					$ 982	$ 1,156	$ 2,731		
Contributions for a plan not individually significant					$ 22	$ 29	$ 36		
Total Contributions					$ 1,004	$ 1,185	$ 2,767		

[1] There are two collective bargaining agreements requiring contributions to this plan: Mailers, which expires March 30, 2027, and Typographers, which expires March 30, 2025.

[2] Elections under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010: Extended Amortization of Net Investment Losses (IRC Section 431(b)(8)(A)) and the Expanded Smoothing Period (IRC Section 431(b)(8)(B)).

[3] The plan terminated by mass withdrawal prior to the start of the 2023 plan year.

[4] The Company withdrew from the Pressmen's Publishers' Pension Fund and the Paper Handlers' - Publishers' Pension Fund during calendar year 2023.

[5] The Company withdrew from the GCIU-Employer Retirement Benefit Plan during calendar year 2024.

[6] The plan terminated by mass withdrawal prior to the start of the 2024 plan year.

The rehabilitation plan for the GCIU-Employer Retirement Benefit Plan includes minimum annual contributions no less than the total annual contribution made by us from September 1, 2008, through August 31, 2009.

The Company was listed in the plans' respective Forms 5500 as providing more than 5% of the total contributions for the following plans and plan years:

Pension Fund	Year Contributions to Plan Exceeded More Than 5% of Total Contributions (as of Plan's Year-End)
Newspaper and Mail Deliverers'-Publishers' Pension Fund	5/31/2023 & 5/31/2022[1]
Pressmen's Publisher's Pension Fund	3/31/2023 & 3/31/2022
Paper Handlers'-Publishers' Pension Fund	3/31/2024, 3/31/2023 & 3/31/2022

[1] *Form 5500 for the plan year ended 5/31/2024 was not available as of the date we filed our financial statements.*

Other Postretirement Benefits

We provide health benefits to certain primarily grandfathered retired employee groups (and their eligible dependents) who meet the definition of an eligible participant and certain age and service requirements, as outlined in the plan document. There is a *de minimis* liability for retiree health benefits for active employees. While we offer pre-age 65 retiree medical coverage to employees who meet certain retiree medical eligibility requirements, we do not provide post-age 65 retiree medical benefits for employees who retired on or after March 1, 2009. We accrue the costs of postretirement benefits during the employees' active years of service and our policy is to pay our portion of insurance premiums and claims from general corporate assets.

Net Periodic Other Postretirement Benefit Cost

The components of net periodic postretirement benefit cost were as follows:

(In thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Service cost	$ 16	$ 33	$ 46
Interest cost	1,088	1,500	731
Amortization and other costs	695	1,945	3,293
Amortization of prior service credit	—	—	(368)
Net periodic postretirement benefit cost	$ 1,799	$ 3,478	$ 3,702

The changes in the benefit obligations recognized in other comprehensive loss were as follows:

(In thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Net actuarial gain	$ (4,362)	$ (6,916)	$ (6,801)
Amortization of loss	(695)	(1,945)	(3,293)
Amortization of prior service credit	—	—	368
Total recognized in other comprehensive (income)/loss	(5,057)	(8,861)	(9,726)
Net periodic postretirement benefit cost	1,799	3,478	3,702
Total recognized in net periodic postretirement benefit cost and other comprehensive (income)/loss	$ (3,258)	$ (5,383)	$ (6,024)

Actuarial gains and losses are amortized using a corridor approach. The gain or loss corridor is equal to 10% of the accumulated postretirement benefit obligation. Gains and losses in excess of the corridor are generally amortized over the average remaining service period to expected retirement of active participants.

In connection with collective bargaining agreements, we contribute to several multiemployer welfare plans. These plans provide medical benefits to active and retired employees covered under the respective collective bargaining agreement. Contributions are made in accordance with the formula in the relevant agreement. Postretirement costs related to these plans are not reflected above and were approximately $21 million in 2024, $20 million in 2023 and $19 million in 2022.

The changes in the benefit obligation and plan assets and other amounts recognized in other comprehensive loss were as follows:

(In thousands)	December 31, 2024	December 31, 2023
Change in benefit obligation		
Benefit obligation at beginning of year	$ 22,912	$ 30,696
Service cost	16	33
Interest cost	1,088	1,500
Plan participants' contributions	1,980	2,060
Actuarial gain	(4,362)	(6,916)
Benefits paid	(4,220)	(4,461)
Benefit obligation at the end of year	17,414	22,912
Change in plan assets		
Employer contributions	2,240	2,401
Plan participants' contributions	1,980	2,060
Benefits paid	(4,220)	(4,461)
Fair value of plan assets at end of year	—	—
Net amount recognized	$ (17,414)	$ (22,912)
Amount recognized in the Consolidated Balance Sheets		
Current liabilities	$ (2,707)	$ (3,510)
Noncurrent liabilities	(14,707)	(19,402)
Net amount recognized	$ (17,414)	$ (22,912)
Amount recognized in accumulated other comprehensive loss		
Actuarial loss	$ 1,619	$ 6,676
Prior service credit	—	—
Total	$ 1,619	$ 6,676

Benefit obligations decreased from $22.9 million at December 31, 2023, to $17.4 million at December 31, 2024, primarily due to the actuarial gain of $4.4 million, driven by a decrease in assumed costs and benefit payments, net of participation contributions of $2.2 million.

Benefit obligations decreased from $30.7 million at December 31, 2022, to $22.9 million at December 31, 2023, primarily due to the actuarial gain of $6.9 million, driven by an increase in the discount rate and benefit payments, net of participation contributions of $2.4 million.

Information for postretirement plans with accumulated benefit obligations in excess of plan assets was as follows:

(In thousands)	December 31, 2024	December 31, 2023
Accumulated benefit obligation	$ 17,414	$ 22,912
Fair value of plan assets	$ —	$ —

Weighted-average assumptions used in the actuarial computations to determine the postretirement benefit obligations were as follows:

	December 31, 2024	December 31, 2023
Discount rate	**5.42 %**	5.16 %
Estimated increase in compensation level	**3.50 %**	3.50 %

Weighted-average assumptions used in the actuarial computations to determine net periodic postretirement cost were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Discount rate for determining projected benefit obligation	**5.16 %**	5.55 %	2.55 %
Discount rate in effect for determining service cost	**5.22 %**	5.55 %	2.58 %
Discount rate in effect for determining interest cost	**5.15 %**	5.26 %	1.91 %
Estimated increase in compensation level	**3.50 %**	3.50 %	3.50 %

The assumed health-care cost trend rates were as follows:

	December 31, 2024	December 31, 2023
Health-care cost trend rate	**6.58 %**	6.71 %
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**4.75 %**	4.75 %
Year that the rate reaches the ultimate trend rate	**2033**	2030

Because our health-care plans are capped for most participants, the assumed health-care cost trend rates do not have a significant effect on the amounts reported for the health-care plans.

The following benefit payments (net of plan participant contributions) under our Company's postretirement plans, which reflect expected future services, are expected to be paid:

(In thousands)	Amount
2025	$ 2,819
2026	2,564
2027	2,335
2028	2,134
2029	1,915
2030-2034[1]	6,688

[1] While benefit payments under these plans are expected to continue beyond 2034, we have presented in this table only those benefit payments estimated over the next 10 years.

We accrue the cost of certain benefits provided to former or inactive employees after employment, but before retirement. The cost is recognized only when it is probable and can be estimated. Benefits include life insurance, disability benefits and health-care continuation coverage. The accrued obligation for these benefits was $5.5 million as of December 31, 2024, and $7.8 million as of December 31, 2023.

10. Other

The components of the *Other liabilities — Other* balance in our Consolidated Balance Sheets were as follows:

(In thousands)	December 31, 2024	December 31, 2023
Deferred compensation	$ 13,230	$ 13,752
Noncurrent operating lease liabilities	37,255	42,905
Contingent consideration	—	3,195
Other liabilities	35,615	41,112
Total	$ 86,100	$ 100,964

See Note 8 for detail related to deferred compensation.

See Note 16 for detail related to noncurrent operating lease liabilities.

See Note 8 for detail related to contingent consideration.

Other liabilities in the preceding table primarily included our post-employment liabilities, our contingent tax liability for uncertain tax positions, and self-insurance liabilities as of December 31, 2024, and December 31, 2023.

Marketing Expenses

Marketing expense, the cost to promote our brand and our products, was $152.5 million, $138.3 million and $151.1 million for the fiscal years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively. Media expense, the primary component of marketing expense, which represents the cost to promote our subscription business, was $138.8 million, $117.7 million and $134.1 million for the fiscal years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively. We expense these costs as incurred.

Interest income and other, net

Interest income and other, net, as shown in the accompanying Consolidated Statements of Operations, was as follows:

(In thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Interest income and other, net[1]	$ 37,502	$ 22,116	$ 7,264
Gain on the sale of land [1]	—	—	34,227
Interest expense	(1,017)	(1,014)	(800)
Total interest income and other, net	$ 36,485	$ 21,102	$ 40,691

[1] On December 9, 2020, we entered into an agreement to lease and subsequently sell approximately four acres of land at our printing and distribution facility in College Point, N.Y., subject to certain conditions. The lease commenced on April 11, 2022. At the time of the lease expiration in February 2025, we will sell the parcel to the lessee for approximately $36 million. The transaction is accounted for as a sales-type lease and, as a result, we recognized a gain of approximately $34 million (net of commissions) at the time of lease commencement. Interest income related to this lease was $1.8 million in 2024 and 2023, respectively.

Restricted Cash

A reconciliation of cash, cash equivalents and restricted cash as of December 31, 2024, and December 31, 2023, from the Consolidated Balance Sheets to the Consolidated Statements of Cash Flows is as follows:

(In thousands)	December 31, 2024	December 31, 2023
Reconciliation of cash, cash equivalents and restricted cash		
Cash and cash equivalents	$ 199,448	$ 289,472
Restricted cash included within miscellaneous assets	14,409	13,700
Total cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$ 213,857	$ 303,172

Substantially all of the amount included in restricted cash is set aside to collateralize workers' compensation obligations.

Revolving Credit Facility

In September 2019, the Company entered into a $250.0 million five-year unsecured revolving credit facility (the "2019 Credit Facility"). On July 27, 2022, the Company entered into an amendment and restatement of the 2019 Credit Facility that, among other changes, increased the committed amount to $350.0 million and extended the maturity date to July 27, 2027 (as amended and restated, the "Credit Facility"). Certain of the Company's domestic subsidiaries have guaranteed the Company's obligations under the Credit Facility. Borrowings under the Credit Facility bear interest at specified rates based on our utilization and consolidated leverage ratio. The Credit Facility contains various customary affirmative and negative covenants. In addition, the Company is obligated to pay a quarterly unused commitment fee of 0.20%.

As of December 31, 2024, there were no outstanding borrowings under the Credit Facility and the Company was in compliance with the financial covenants contained in the Credit Facility.

Severance Costs

We recognized severance costs of $7.5 million, $7.6 million and $4.7 million for the fiscal years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively. These costs are recorded in *General and administrative* costs in our Consolidated Statements of Operations.

We had a severance liability of $4.8 million and $4.4 million included in *Accrued expenses and other* in our Consolidated Balance Sheets as of December 31, 2024, and December 31, 2023, respectively. We anticipate the payments related to the 2024 liability will be made within the next twelve months.

Generative AI Litigation Costs

During the year ended December 31, 2024, the Company recorded $10.8 million of pre-tax litigation-related costs in connection with a lawsuit against Microsoft Corporation ("Microsoft") and Open AI Inc. and various of its corporate affiliates (collectively, "OpenAI"), alleging unlawful and unauthorized copying and use of the Company's journalism and other content in connection with their development of generative artificial intelligence products ("Generative AI Litigation Costs"). See Note 17 for additional information.

Acquisition Related Costs

During the year-ended December 31, 2022, the Company acquired The Athletic Media Company. As part of the transaction, the Company incurred one-time $34.7 million acquisition-related costs, which primarily included expenses paid in connection with the acceleration of The Athletic Media Company stock options, as well as legal, accounting, financial advisory and integration planning expenses. The stock options acceleration is included in *Acquisition-related costs* in our Consolidated Statements of Operations for the year ended December 31, 2022.

11. Income Taxes

Reconciliations between the effective tax rate on income from continuing operations before income taxes and the federal statutory rate are presented below.

(In thousands)	December 31, 2024 Amount	% of Pre-tax	December 31, 2023 Amount	% of Pre-tax	December 31, 2022 Amount	% of Pre-tax
Tax at federal statutory rate	$ 80,519	21.0	$ 63,544	21.0	$ 49,560	21.0
State and local taxes, net	21,043	5.5	18,445	6.1	16,855	7.1
(Decrease)/increase in uncertain tax positions	(1,728)	(0.5)	1,763	0.6	(220)	(0.1)
(Gain)/loss on company-owned life insurance	(675)	(0.2)	(735)	(0.2)	857	0.4
Nondeductible expense	1,960	0.5	1,492	0.5	780	0.3
Nondeductible executive compensation	2,154	0.6	2,175	0.7	3,985	1.7
Stock-based awards expense/(benefit)	154	—	478	0.2	(1,119)	(0.5)
Deduction for foreign-derived intangible income	(4,706)	(1.2)	(3,985)	(1.3)	(3,166)	(1.3)
Research and experimentation credit	(9,518)	(2.5)	(12,683)	(4.2)	(6,699)	(2.8)
Other, net	395	0.2	(658)	(0.2)	1,261	0.5
Income tax expense	$ 89,598	23.4	$ 69,836	23.2	$ 62,094	26.3

The components of income tax expense as shown in our Consolidated Statements of Operations were as follows:

(In thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Current tax expense/(benefit)			
Federal	$ 54,547	$ 56,139	$ 75,495
Foreign	2,360	2,590	1,897
State and local	24,751	30,901	30,855
Total current tax expense	81,658	89,630	108,247
Deferred tax expense/(benefit)			
Federal	4,713	(12,715)	(36,344)
State and local	3,227	(7,079)	(9,809)
Total deferred tax expense	7,940	(19,794)	(46,153)
Income tax expense	$ 89,598	$ 69,836	$ 62,094

The components of the net deferred tax assets and liabilities recognized in our Consolidated Balance Sheets were as follows:

(In thousands)		December 31, 2024		December 31, 2023
Deferred tax assets				
Retirement, postemployment and deferred compensation plans	$	54,464	$	60,398
Accruals for other employee benefits, compensation, insurance and other		17,482		36,968
Net operating losses[1]		35,837		42,944
Operating lease liabilities		12,643		14,144
Capitalized research and development costs		94,930		68,113
Other		27,919		36,387
Gross deferred tax assets	$	243,275	$	258,954
Valuation allowance		(5,332)		(3,240)
Net deferred tax assets	$	237,943	$	255,714
Deferred tax liabilities				
Property, plant and equipment	$	31,401	$	37,950
Intangible assets		73,536		79,718
Operating lease right-of-use assets		8,774		9,626
Other		12,835		13,915
Gross deferred tax liabilities	$	126,546	$	141,209
Net deferred tax asset	$	111,397	$	114,505

[1] *Includes federal tax operating loss carryforwards acquired in connection with The Athletic Media Company acquisition.*

Federal tax operating loss carryforwards acquired in connection with The Athletic Media Company acquisition totaled $29 million as of December 31, 2024. Such losses have remaining lives of up to 13 years. State tax operating loss carryforwards totaled $6.9 million as of December 31, 2024, and $6.8 million as of December 31, 2023. Such loss carryforwards expire in accordance with provisions of applicable tax laws and have remaining lives of up to 17 years. Foreign tax operating loss carryforwards totaled $1.3 million as of December 31, 2024, most of which have an indefinite carryforward period.

We assess whether a valuation allowance should be established against deferred tax assets based on the consideration of both positive and negative evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. We evaluated our deferred tax assets for recoverability using a consistent approach that considers our three-year historical cumulative income/(loss), including an assessment of the degree to which any such losses were due to items that are unusual in nature (i.e., impairments of nondeductible goodwill and intangible assets).

We had a valuation allowance totaling $5.3 million as of December 31, 2024, and $3.2 million as of December 31, 2023, for deferred tax assets primarily associated with a deferred benefit on unrealized foreign exchange loss and net operating losses of U.S. subsidiaries, as we determined these assets were not realizable on a more-likely-than-not basis.

We had prepaid income taxes of $5.6 million as of December 31, 2024, compared with an income tax payable of $23.2 million as of December 31, 2023.

Income tax benefits related to the exercise or vesting of equity awards reduced current taxes payable by $14.3 million, $10.0 million and $6.1 million in 2024, 2023 and 2022, respectively.

As of December 31, 2024, and December 31, 2023, *Accumulated other comprehensive loss, net of income taxes* in our Consolidated Balance Sheets and for the years then ended in our Consolidated Statements of Changes in Stockholders' Equity was net of deferred tax assets of approximately $140 million and $137 million, respectively.

A reconciliation of unrecognized tax benefits is as follows:

(In thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Balance at beginning of year	$ 7,074	$ 5,528	$ 5,891
Gross additions to tax positions taken during the current year	840	2,466	1,504
Gross additions to tax positions taken during the prior year	1,630	877	73
Gross reductions to tax positions taken during the prior year	(2,305)	(8)	—
Reductions from settlements with taxing authorities	(1,924)	(1,185)	(1,116)
Reductions from lapse of applicable statutes of limitations	(383)	(604)	(824)
Balance at end of year	$ 4,932	$ 7,074	$ 5,528

The total amount of unrecognized tax benefits that would, if recognized, affect the effective income tax rate was approximately $4 million and $6 million as of December 31, 2024, and December 31, 2023, respectively.

In 2024 and 2023, we recorded a $5.7 million and a $1.9 million income tax benefit, respectively, due to a reduction in the Company's reserve for uncertain tax positions.

We also recognize accrued interest expense and penalties related to the unrecognized tax benefits within income tax expense or benefit. The total amount of accrued interest and penalties was $2.5 million and $1.9 million as of December 31, 2024, and December 31, 2023, respectively. The total amount of accrued interest and penalties was a net benefit of $0.5 million in 2024, $0.3 million in 2023 and $0.1 million in 2022.

With few exceptions, we are no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years prior to 2013. Management believes that our accrual for tax liabilities is adequate for all open audit years. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events.

It is reasonably possible that certain income tax examinations may be concluded, or statutes of limitation may lapse, during the next twelve months, which could result in a decrease in unrecognized tax benefits of $1.9 million that would, if recognized, reduce the effective tax rate.

12. Earnings Per Share

We compute earnings per share based upon the treasury stock method. Earnings per share is computed using both basic shares and diluted shares. The difference between basic and diluted shares is that diluted shares include the dilutive effect of the assumed exercise or vesting of outstanding securities. Our stock-settled long-term performance awards, restricted stock units and ESPP could impact the diluted shares. The difference between basic and diluted shares was approximately 1.4 million, 0.9 million and 0.3 million as of December 31, 2024, December 31, 2023, and December 31, 2022, respectively. In 2024, 2023 and 2022, dilution resulted primarily from the dilutive effect of our stock-based awards.

Securities that could potentially be dilutive are excluded from the computation of diluted earnings per share when a loss from continuing operations exists or when the exercise price exceeds the market value of our Class A Common Stock because their inclusion would result in an anti-dilutive effect on per share amounts.

There were no anti-dilutive stock options, stock-settled long-term performance awards and restricted stock units excluded from the computation of diluted earnings per share for the years ended 2024, 2023 and 2022.

13. Stock-Based Awards

As of December 31, 2024, the Company was authorized to grant stock-based compensation under its 2020 Incentive Compensation Plan (the "2020 Incentive Plan"), which became effective April 22, 2020. The 2020 Incentive Plan replaced the 2010 Incentive Compensation Plan (the "2010 Incentive Plan").

The Company's long-term incentive compensation program provides executives the opportunity to earn shares of Class A Common Stock at the end of three-year performance cycles based in part on the achievement of financial goals tied to financial metrics and in part on stock price performance relative to companies in the Standard & Poor's 500 Stock Index. In addition, the Company grants time-vested restricted stock units annually to a number of employees. These are settled in shares of Class A Common Stock.

Each non-employee director of the Company receives an annual grant of restricted stock units under the 2020 Incentive Plan. Restricted stock units are awarded on the date of the annual meeting of stockholders and vest on the date of the subsequent year's annual meeting, with the shares to be delivered upon a director's cessation of membership on the Board of Directors. Each non-employee director is credited with additional restricted stock units with a value equal to the amount of all dividends paid on the Company's Class A Common Stock. The Company's directors are considered employees for purposes of stock-based compensation.

We recognize stock-based compensation expense for our outstanding stock-settled long-term performance awards, restricted stock units and Class A Common Stock issued under our Company's ESPP, to which we refer as "Stock-Based Awards."

Stock-based compensation expense is recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service. Awards vest over a stated vesting period.

Total stock-based compensation expense included in the Consolidated Statement of Operations is as follows:

(In thousands)	December 31, 2024		December 31, 2023		December 31, 2022
Cost of revenue	$	16,829	$ 12,804	$	8,031
Marketing		1,598	1,604		1,243
Product development		25,953	20,188		10,875
General and administrative		23,119	20,180		15,157
Total stock-based compensation expense	$	67,499	$ 54,776	$	35,306

Stock Options

The 2010 Incentive Plan provided, and the 2020 Incentive Plan provides, for grants of both incentive and non-qualified stock options at an exercise price equal to the fair market value (as defined in each plan, respectively) of our Class A Common Stock on the date of grant. No grants of stock options have been made since 2012. Stock options were generally granted with a three-year vesting period and a 10-year term and vest in equal annual installments.

There were no stock options outstanding as of December 31, 2024, and December 31, 2023. There were no stock options exercised in 2024 or 2023. The total intrinsic value for stock options exercised in 2022 was *de minimis*.

Restricted Stock Units

The 2010 Incentive Plan provided, and 2020 Incentive Plan provides, for grants of other stock-based awards, including restricted stock units.

Outstanding stock-settled restricted stock units have been granted with a stated vesting period up to five years. Each restricted stock unit represents our obligation to deliver to the holder one share of Class A Common Stock upon vesting. The fair value of stock-settled restricted stock units is the average market price on the grant date. Changes in our Company's stock-settled restricted stock units in 2024 were as follows:

	December 31, 2024		
(Shares in thousands)	Restricted Stock Units		Weighted-Average Grant-Date Fair Value
Outstanding at beginning of period	2,602	$	40
Granted	1,363		44
Vested	(1,044)		41
Forfeited	(290)		41
Outstanding at end of period	2,631	$	41
Exercisable at end of period	199	$	32
Unvested stock-settled restricted stock units at beginning of period	2,430	$	40
Unvested stock-settled restricted stock units at end of period	2,432	$	42
Unvested stock-settled restricted stock units expected to vest at end of period	2,209	$	42

The intrinsic value of stock-settled restricted stock units vested was $45.8 million in 2024, $28.0 million in 2023 and $10.4 million in 2022. The intrinsic value of stock-settled restricted stock units outstanding was $137.0 million in 2024.

ESPP

In 2023, the Company adopted the 2023 ESPP, which provides eligible participating employees with the opportunity to purchase Class A Common Stock at a discounted price through payroll deductions of up to 5% of their base salary. Employees may withdraw from the offering no later than 15 days prior to the purchase date and obtain a refund of any accrued contributions withheld through payroll deductions. The purchase price of the Class A Common Stock under the ESPP for each offering is equal to 85% of the lower of the closing selling price per share of Class A Common Stock on the first day of the purchase period or on the last day of the purchase period. The fair value of the offering is estimated on the grant date using a Black-Scholes valuation model.

In 2024, there were two six-month ESPP offerings with a purchase price set at a 15% discount of the closing selling price per share of Class A Common Stock on January 2, 2024, or July 1, 2024, for the first offering and, June 28, 2024, or December 31, 2024, for the second offering, whichever was lower for each offering. For the first 2024 offering, the purchase price was $40.68 and approximately 113,000 shares were issued. For the second 2024 offering, the purchase price was $43.72 and approximately 114,000 shares were issued.

In 2023, there was one six-month ESPP offering with a purchase price set at a 15% discount of the closing selling price per share of Class A Common Stock on July 3, 2023, or December 29, 2023, whichever was lower. For the 2023 offering, the purchase price was $33.84. Approximately 117,000 shares were issued under the 2023 ESPP offering.

Long-Term Incentive Compensation

The 2010 Incentive Plan provided, and 2020 Incentive Plan provides, for grants of cash and stock-settled long-term incentive compensation awards to key executives payable at the end of three-year cycles based on the achievement of financial goals tied to financial metrics, on stock price performance relative to companies in the Standard & Poor's 500 Stock Index and on fulfilling the service condition. Cash-settled awards are classified as a liability in our Consolidated Balance Sheets. Stock-settled awards are payable in Class A Common Stock and are classified within equity. These awards include service, market and performance conditions.

Prior to 2022, cash-settled awards were granted with three-year performance cycles and are based on the achievement of a specified financial performance measure. There were payments of approximately $6 million in 2024, $5 million in 2023 and $4 million in 2022.

The long-term incentive compensation awards consist of restricted stock units (starting with the 2022 program) and performance-based awards. The performance-based awards are based on (i) relative Total Shareholder Return ("TSR") (calculated as stock appreciation, plus deemed reinvested dividends), a market condition, and (ii) financial metrics (such as adjusted operating profit and digital subscription revenue), the performance condition.

The fair value of the portion of the performance awards based on TSR is determined at the date of grant using a Monte Carlo simulation model and expensed over the service period on a straight-line basis, irrespective of the probability of the market condition being achieved. The cumulative expense is not reversed if the market condition is not met.

The fair value of the portion of the performance awards based on financial metrics is determined by the average market price on the grant date, expensed on a straight-line basis over the service period and adjusted at each reporting date based on the probable outcome of the performance conditions. A cumulative adjustment is recorded in periods in which there is a change in the Company's estimate of the number of shares expected to vest.

The fair value of the restricted stock units is determined by the average market price on the grant date and expensed on a straight-line basis over the vesting period of the award.

Unrecognized Compensation Expense

As of December 31, 2024, unrecognized compensation expense related to the unvested portion of our Stock-Based Awards was approximately $78 million and is expected to be recognized over a weighted-average period of 1.41 years.

Reserved Shares

Any shares issued for the exercise of stock options, vesting of stock-settled restricted stock units and stock-settled performance awards have generally been from unissued reserved shares.

Shares of Class A Common Stock reserved for issuance were as follows:

(Shares in thousands)	December 31, 2024	December 31, 2023
Stock options, stock–settled restricted stock units and stock-settled performance awards		
Stock options and stock-settled restricted stock units	**2,631**	2,602
Stock-settled performance awards[1]	**1,738**	1,403
Outstanding	**4,369**	4,005
Available	**10,618**	11,688
Employee Stock Purchase Plan		
Available	**7,657**	7,883
Total Outstanding	**4,369**	4,005
Total Available[2]	**18,275**	19,571

[1] The number of shares actually earned at the end of the multi-year performance period will vary, based on actual performance, from 0% to 200% of the target number of performance awards granted. The maximum number of shares that could be issued is included in the table above.

[2] As of December 31, 2024, the 2020 Incentive Plan had approximately 11 million shares of Class A Common Stock available for issuance upon the grant, exercise or other settlement of stock-based awards. This amount includes shares subject to awards under the 2010 Incentive Plan that were canceled, forfeited or otherwise terminated, or withheld to satisfy the tax withholding requirements, in accordance with the terms of the 2020 Incentive Plan.

14. Stockholders' Equity

Shares of our Company's Class A and Class B Common Stock are entitled to equal participation in the event of liquidation and in dividend declarations. The Class B Common Stock is convertible at the holders' option on a share-for-share basis into Class A Common Stock. Upon conversion, the previously outstanding shares of Class B Common Stock that were converted are automatically and immediately retired, resulting in a reduction of authorized Class B Common Stock. As provided for in our Company's Certificate of Incorporation, the Class A Common Stock has limited voting rights, including the right to elect 30% of the Board of Directors, and the Class A and Class B Common Stock have the right to vote together on the reservation of our Company shares for stock options and other stock-based plans, on the ratification of the selection of a registered public accounting firm and, in certain circumstances, on acquisitions of the stock or assets of other companies. Otherwise, except as provided by the laws of the State of New York, all voting power is vested solely and exclusively in the holders of the Class B Common Stock.

As of both December 31, 2024, and December 31, 2023, there were 780,724 shares, of Class B Common Stock issued and outstanding that may be converted into shares of Class A Common Stock.

The Adolph Ochs family trust holds approximately 95% of the Class B Common Stock and, as a result, has the ability to elect 70% of the Board of Directors and to direct the outcome of any matter that does not require a vote of the Class A Common Stock.

The Board of Directors approved Class A share repurchase programs in February 2022 ($150.0 million) and February 2023 ($250.0 million). In February 2025, in addition to the remaining authorizations, the Board of Directors approved a $350.0 million Class A share repurchase program. The authorizations provide that shares of Class A Common Stock may be purchased from time to time as market conditions warrant, through open market purchases, privately negotiated transactions or other means, including Rule 10b5-1 trading plans. We expect to repurchase shares to offset the impact of dilution from our equity compensation program and to return capital to our stockholders. There is no expiration date with respect to these authorizations.

As of December 31, 2024, repurchases under these authorizations totaled approximately $234.5 million (excluding commissions and excise taxes), fully utilizing the 2022 authorization and leaving approximately $165.5 million remaining under the 2023 authorization. During the year ended December 31, 2024, repurchases under these authorizations totaled approximately $85.0 million.

We may issue preferred stock in one or more series. The Board of Directors is authorized to set the distinguishing characteristics of each series of preferred stock prior to issuance, including the granting of limited or full voting rights; however, the consideration received must be at least $100 per share. No shares of preferred stock were issued or outstanding as of December 31, 2024.

The following table summarizes the changes in AOCI by component as of December 31, 2024:

(In thousands)	Foreign Currency Translation Adjustments	Funded Status of Benefit Plans	Net Unrealized Gain on Available-for-Sale Securities	Total Accumulated Other Comprehensive Loss
Balance as of December 31, 2023	$ 910	$ (353,286)	$ (486)	$ (352,862)
Other comprehensive (loss)/income before reclassifications, before tax	(4,980)	(27,467)	1,784	(30,663)
Amounts reclassified from accumulated other comprehensive loss, before tax	—	13,140	—	13,140
Income tax (benefit)/expense	(1,308)	(3,739)	468	(4,579)
Net current-period other comprehensive (loss)/income, net of tax	(3,672)	(10,588)	1,316	(12,944)
Balance as of December 31, 2024	**$ (2,762)**	**$ (363,874)**	**$ 830**	**$ (365,806)**

The following table summarizes the reclassifications from AOCI for the period ended December 31, 2024:

(In thousands) Detail about accumulated other comprehensive loss components	Amounts reclassified from accumulated other comprehensive loss	Affected line item in the statement where net income is presented
Funded status of benefit plans:		
Amortization of prior service credit[1]	$ (1,898)	Other components of net periodic benefit (costs)/income
Amortization of actuarial loss[1]	15,078	Other components of net periodic benefit (costs)/income
Pension settlement charge	(40)	Other components of net periodic benefit (costs)/income
Total reclassification, before tax	13,140	
Income tax expense	(3,453)	Income tax expense
Total reclassification, net of tax	**$ 16,593**	

[1] These AOCI components are included in the computation of net periodic benefit cost for pension and other retirement benefits. See Note 9 for additional information.

15. Segment Information

The Company identifies a business as an operating segment if: (i) it engages in business activities from which it may earn revenues and incur expenses; (ii) its operating results are regularly reviewed by the Company's President and Chief Executive Officer (who is the Company's Chief Operating Decision Maker) to make decisions about resources to be allocated to the segment and assess its performance; and (iii) it has available discrete financial information.

The Company has two reportable segments: NYTG and The Athletic. These segments are evaluated regularly by the Company's Chief Operating Decision Maker in assessing performance and allocating resources. Management uses adjusted operating profit (loss) by segment in assessing performance and allocating resources. The Company's Chief Operating Decision Maker uses adjusted operating profit (loss) by segment to allocate resources during the annual budgeting and forecasting process and to assess the performance of each segment. Adjusted operating profit is defined as operating profit before depreciation and amortization, severance, multiemployer pension plan withdrawal costs and special items. Adjusted operating profit for NYTG and The Athletic is presented below, along with a reconciliation to consolidated income before taxes. Asset information by segment is not a measure of performance used by the Company's Chief Operating Decision Maker. Accordingly, we have not disclosed asset information by segment.

Subscription revenues from and expenses associated with our digital subscription package (or "bundle") are allocated to NYTG and The Athletic.

We allocate 10% of bundle revenues to The Athletic based on management's view of The Athletic's relative value to the bundle, which is derived based on analysis of various metrics, and allocate the remaining bundle revenues to NYTG.

We allocate 10% of product development, marketing and subscriber servicing expenses (including direct variable expenses such as credit card fees, third party fees and sales taxes) associated with the bundle to The Athletic, and the remaining costs are allocated to NYTG, in each case, in line with the revenues allocations.

The results of The Athletic have been included in our Consolidated Financial Statements beginning February 1, 2022, the date of the acquisition. Results for the twelve months of 2022 included The Athletic for approximately eleven months, while results for the twelve months of 2024 and 2023 included The Athletic for the full twelve months.

The following tables present segment information:

(in thousands)	Year ended December 31, 2024			
	NYTG	The Athletic	I/E[1]	Total
Revenues				
Subscription	$ 1,667,948	$ 120,259	$ —	$ 1,788,207
Advertising	472,947	33,364	—	506,311
Other	275,189	18,462	(2,250)	291,401
Total revenues	$ 2,416,084	$ 172,085	$ (2,250)	$ 2,585,919
Less:				
Cost of revenue (excluding depreciation and amortization)	$ 1,209,078	$ 102,686	$ (2,250)	$ 1,309,514
Sales and marketing	248,300	30,125	—	278,425
Product development	213,947	34,251	—	248,198
Adjusted general and administrative[2]	284,374	10,006		294,380
Total adjusted operating profit (loss)	$ 460,385	$ (4,983)	$ —	$ 455,402
Less:				
Other components of net periodic benefit costs				4,158
Depreciation and amortization				82,936
Severance				7,512
Multiemployer pension plan withdrawal costs				6,038
Generative AI Litigation Costs				10,800
Multiemployer pension plan liability adjustment				(2,980)
Add:				
Interest income and other, net				36,485
Income before income taxes				$ 383,423

[1] Intersegment eliminations ("I/E") related to content licensing recorded in Other revenues and Cost of revenues (excluding depreciation and amortization).

[2] Excludes severance and multiemployer pension plan withdrawal costs.

(in thousands)		NYTG		The Athletic		I/E[1]		Total
				Year ended December 31, 2023				
Revenues								
Subscription	$	1,555,705	$	100,448	$	—	$	1,656,153
Advertising		477,261		27,945		—		505,206
Other		262,571		2,878		(656)		264,793
Total revenues	$	2,295,537	$	131,271	$	(656)	$	2,426,152
Less:								
Cost of revenue (excluding depreciation and amortization)	$	1,157,527	$	92,190	$	(656)	$	1,249,061
Sales and marketing		223,464		36,763		—		260,227
Product development		203,813		24,991		—		228,804
Adjusted general and administrative[2]		289,452		8,757		—		298,209
Total adjusted operating profit (loss)	$	421,281	$	(31,430)	$	—	$	389,851
Less:								
Other components of net periodic benefit income								(2,737)
Depreciation and amortization								86,115
Severance								7,582
Multiemployer pension plan withdrawal costs								5,248
Impairment charges								15,239
Multiemployer pension plan liability adjustment								(605)
Add:								
Gain from joint ventures								2,477
Interest income and other, net								21,102
Income before income taxes							$	302,588

[1] *Intersegment eliminations ("I/E") related to content licensing recorded in Other revenues and Cost of revenues (excluding depreciation and amortization).*

[2] *Excludes severance and multiemployer pension plan withdrawal costs.*

(in thousands)		NYTG		The Athletic		I/E[2]		Total	
				Year ended December 31, 2022					
				(52 weeks and five days)[1]					
Revenues									
Subscription	$	1,480,295	$	72,067	$	—	$	1,552,362	
Advertising		511,321		11,967		—		523,288	
Other		232,060		611		—		232,671	
Total revenues	$	**2,223,676**	$	**84,645**	$	**—**	$	**2,308,321**	
Less:									
Cost of revenue (excluding depreciation and amortization)	$	1,134,553	$	74,380	$	—	$	1,208,933	
Sales and marketing		242,333		25,220		—		267,553	
Product development		187,434		16,751		—		204,185	
Adjusted general and administrative[3]		270,307		9,412		—		279,719	
Total adjusted operating profit (loss)	$	**389,049**	$	**(41,118)**	$	**—**	$	**347,931**	
Less:									
Other components of net periodic benefit costs								6,659	
Depreciation and amortization								82,654	
Severance								4,669	
Multiemployer pension plan withdrawal costs								4,871	
Acquisition-related costs								34,712	
Impairment charges								4,069	
Multiemployer pension plan liability adjustment								14,989	
Add:									
Interest income and other, net								40,691	
Income before income taxes							$	**235,999**	

[1] The results of The Athletic have been included in our Consolidated Financial Statements beginning February 1, 2022.

[2] Intersegment eliminations ("I/E") related to content licensing recorded in Other revenues and Cost of revenues (excluding depreciation and amortization).

[3] Excludes severance and multiemployer pension plan withdrawal costs.

16. Leases

Lessee activities

Operating leases

We have operating leases for office space and equipment. For all leases, a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, are recognized in the Consolidated Balance Sheets as of December 31, 2024, as described below.

The table below presents the lease-related assets and liabilities recorded on the balance sheet:

(In thousands)	Classification in the Consolidated Balance Sheet	December 31, 2024		December 31, 2023	
Operating lease right-of-use assets	Right of use assets	$	**32,315**	$	35,374
Current operating lease liabilities	Accrued expenses and other	$	**10,520**	$	10,081
Noncurrent operating lease liabilities	Other		**37,255**		42,905
Total operating lease liabilities		$	**47,775**	$	52,986

The total lease cost for operating leases included in operating costs in our Consolidated Statement of Operations was as follows:

	For the Twelve Months Ended					
(In thousands)	December 31, 2024		December 31, 2023		December 31, 2022	
Operating lease cost	$	**11,593**	$	12,026	$	13,553
Short term and variable lease cost		**2,111**		1,645		1,714
Total lease cost	$	**13,704**	$	13,671	$	15,267

The table below presents supplemental cash flow information:

	For the Twelve Months Ended					
(In thousands)	December 31, 2024		December 31, 2023		December 31, 2022	
Cash paid for amounts included in the measurement of operating lease liabilities	$	**13,679**	$	13,476	$	12,881
Right-of-use assets obtained in exchange for operating lease liabilities	$	**6,298**	$	2,850	$	5,970

The table below presents additional information regarding operating leases:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term	**5.6 years**	6.4 years
Weighted-average discount rate	**5.10 %**	5.04 %

Maturities of lease liabilities on an annual basis for the Company's operating leases as of December 31, 2024, were as follows:

(In thousands)		Amount
2025	$	12,413
2026		9,466
2027		7,909
2028		7,348
2029		5,575
Later years		12,577
Total lease payments	$	55,288
Less: Interest		(7,513)
Present value of lease liabilities	$	47,775

In June 2023, we ceased using certain leased office space in Long Island City, New York. As a result, we recorded non-cash impairment charges of $7.6 million and $5.1 million to the right-of-use assets and fixed assets, respectively. The impairment amount was determined by comparing the fair value of the impacted asset group to its carrying value as of the measurement date, as required by ASC 360, Property, Plant and Equipment. The fair value of the asset group was based on estimated sublease income for the affected property, taking into consideration the time we expect it will take to obtain a sublease tenant and the expected applicable discount rates. The impairment is presented in *Impairment charges* in our Consolidated Statements of Operations within the New York Times Group operating segment.

Lessor activities

Our leases to third parties predominantly relate to office space in the Company Headquarters.

As of December 31, 2024, and December 31, 2023, the cost and accumulated depreciation related to the Company Headquarters included in *Property, plant and equipment, net* in our Consolidated Balance Sheet was approximately $523 million and $294 million, and $518 million and $277 million, respectively. Office space leased to third parties represents approximately 36% of gross square feet of the Company Headquarters.

On December 9, 2020, we entered into an agreement to lease and subsequently sell approximately four acres of land at our printing and distribution facility in College Point, N.Y., subject to certain conditions. The lease commenced on April 11, 2022. At the time of the lease expiration in February 2025, we will sell the parcel to the lessee for approximately $36 million. The transaction is accounted for as a sales-type lease and as a result, we recognized a gain of approximately $34 million (net of commissions) at the time of lease commencement, and recorded a lease receivable of approximately $36 million in *Miscellaneous assets* in our Consolidated Balance Sheet as of December 31, 2022. This receivable is included in *Other current assets* and *Miscellaneous assets* in our Consolidated Balance Sheets as of December 31, 2024, and December 31, 2023, respectively. The payments associated with the lease are recorded in *Interest income and other, net* in our Consolidated Statements of Operations.

We generate building rental revenue from the floors in the Company Headquarters that we lease to third parties. The building rental revenue was as follows:

	For the Twelve Months Ended					
(In thousands)		December 31, 2024		December 31, 2023		December 31, 2022
Building rental revenue	$	26,605	$	27,163	$	28,516

Maturities of lease payments to be received on an annual basis for the Company's office space operating leases as of December 31, 2024, were as follows:

(In thousands)		Amount
2025	$	29,344
2026		29,344
2027		29,337
2028		14,708
2029		10,620
Later years		47,115
Total building rental payments from operating leases	$	160,468

17. Commitments and Contingent Liabilities

Restricted Cash

We were required to maintain $14.4 million and $13.7 million of restricted cash as of December 31, 2024, and December 31, 2023, respectively, the majority of which is set aside to collateralize workers' compensation obligations.

Legal Proceedings

We are involved in various legal actions incidental to our business that are now pending against us. These actions generally assert damages claims that are greatly in excess of the amount, if any, that we would be liable to pay if we lost or settled the cases. We record a liability for legal claims when a loss is probable and the amount can be reasonably estimated. Although the Company cannot predict the outcome of these matters, no amount of loss in excess of recorded amounts as of December 31, 2024, is believed to be reasonably possible.

On December 27, 2023, we filed a lawsuit against Microsoft Corporation ("Microsoft"), Open AI Inc. and various of its corporate affiliates (collectively, "OpenAI") in the United States District Court for the Southern District of New York, alleging copyright infringement, unfair competition, trademark dilution and violations of the Digital Millennium Copyright Act, related to their unlawful and unauthorized copying and use of our journalism and other content. We are seeking monetary relief, injunctive relief preventing Microsoft and OpenAI from continuing their unlawful, unfair and infringing conduct and other relief. We intend to vigorously pursue all of our legal remedies in this litigation, but there is no guarantee that we will be successful in our efforts.

18. Subsequent Events

Quarterly Dividend and New Share Repurchase Program

In February 2025, our Board of Directors approved a quarterly dividend of $0.18 per share on our Class A and Class B Common Stock, an increase of $0.05 per share from the previous quarter. The dividend is payable on April 17, 2025, to stockholders of record as of the close of business on April 1, 2025.

The Board of Directors also approved a new $350.0 million Class A share repurchase program in February 2025. Shares of Class A Common Stock may be purchased from time to time as market conditions warrant, through open market purchases, privately negotiated transactions or other means, including Rule 10b5-1 trading plans. There is no expiration date with respect to this authorization. This 2025 authorization is in addition to the amount remaining under the 2023 authorization – see Note 14 for more details.

College Point Land Sale

On February 21, 2025, we finalized the sale of approximately four acres of land at our printing and distribution facility in College Point, N.Y., and collected net proceeds of approximately $33 million – see Note 16 for more details.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2024, December 31, 2023, and December 31, 2022:

(In thousands)	Balance at beginning of period		Additions charged to operating costs and other[1]		Deductions[2]		Balance at end of period	
Accounts receivable allowances:								
Year ended December 31, 2024	$	**12,800**	$	**3,919**	$	**4,601**	$	**12,118**
Year ended December 31, 2023	$	12,260	$	4,809	$	4,269	$	12,800
Year ended December 31, 2022	$	12,374	$	11,973	$	12,087	$	12,260
Valuation allowance for deferred tax assets:								
Year ended December 31, 2024	$	**3,240**	$	**2,092**	$	**1**	$	**5,332**
Year ended December 31, 2023	$	4,258	$	—	$	1,018	$	3,240
Year ended December 31, 2022	$	261	$	4,000	$	3	$	4,258

[1] *Includes valuation allowance acquired as a result of acquisition of The Athletic.*

[2] *Includes write-offs, net of recoveries.*

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2024. Based upon such evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's report on internal control over financial reporting and the attestation report of our independent registered public accounting firm on our internal control over financial reporting are set forth in Item 8 of this Annual Report on Form 10-K and are incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

In addition to the information set forth under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, the information required by this item is incorporated by reference to the sections titled "Proposal Number 1 — Election of Directors," "Profiles of Nominees for the Board of Directors," "Related Person Transactions," "Board of Directors and Corporate Governance — Independence of Directors," "Board of Directors and Corporate Governance — Board Committees and Audit Committee Financial Experts," "Board of Directors and Corporate Governance — Director and Executive Stock Ownership Guidelines," "Board Committees" and "Nominating & Governance Committee" of our Proxy Statement for the 2025 Annual Meeting of Stockholders.

The Board of Directors has adopted a code of ethics that applies not only to the principal executive officer, principal financial officer and principal accounting officer, as required by the SEC, but also to our Chairman. The current version of this code of ethics can be found on the Corporate Governance section of our website at http:// nytco.com/investors/corporate-governance. We intend to post any amendments to or waivers from the code of ethics that apply to our principal executive officer, principal financial officer or principal accounting officer on our website.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the sections titled "Compensation Committee," "Directors' Compensation," "Directors' and Officers' Liability Insurance" and "Compensation of Executive Officers" (other than the section titled "Pay Versus Performance Disclosure") of our Proxy Statement for the 2025 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the sections titled "Principal Holders of Common Stock," "Security Ownership of Management and Directors," "General Information — The Ochs-Sulzberger Trust" and "Compensation of Executive Officers — Equity Compensation Plan Information" of our Proxy Statement for the 2025 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the sections titled "Related Person Transactions," "Board of Directors and Corporate Governance — Independence of Directors" and "Board of Directors and Corporate Governance — Board Committees and Audit Committee Financial Experts" of our Proxy Statement for the 2025 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the section titled "Proposal Number 2 — Selection of Auditors," beginning with the section titled "Audit Committee's Pre-Approval Policies and Procedures," but only up to and including the section titled "Audit and Other Fees" of our Proxy Statement for the 2025 Annual Meeting of Stockholders.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) DOCUMENTS FILED AS PART OF THIS REPORT

(1) Financial Statements

As listed in the index to financial information in "Item 8 — Financial Statements and Supplementary Data."

(2) Supplemental Schedules

The following additional consolidated financial information is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements set forth in "Item 8 — Financial Statements and Supplementary Data." Schedules not included with this additional consolidated financial information have been omitted either because they are not applicable or because the required information is shown in the Consolidated Financial Statements.

	Page
Consolidated Schedule for the Three Years Ended December 31, 2024	
II – Valuation and Qualifying Accounts	114

(3) Exhibits

The exhibits listed in the accompanying index are filed as part of this report.

INDEX TO EXHIBITS

Exhibit numbers 10.15 through 10.21 are management contracts or compensatory plans or arrangements.

Exhibit Number	Description of Exhibit
(2.1)*	Agreement and Plan of Merger, dated as of January 6, 2022, by and among The Athletic Media Company, The New York Times Company, Subscription Holding Co. and Shareholder Representative Services LLC (filed as an Exhibit to the Company's Form 8-K dated January 7, 2022, and incorporated by reference herein).
(3.1)	Certificate of Incorporation as amended and restated to reflect amendments effective July 1, 2007 (filed as an Exhibit to the Company's Form 10-Q dated August 9, 2007, and incorporated by reference herein).
(3.2)	By-laws, as amended September 28, 2023 (filed as an Exhibit to the Company's Form 8-K dated October 2, 2023, and incorporated by reference herein).
(4)	The Company agrees to furnish to the Commission upon request a copy of any instrument with respect to long-term debt of the Company and any subsidiary for which consolidated or unconsolidated financial statements are required to be filed, and for which the amount of securities authorized thereunder does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis.
(4.1)	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
(10.1)	New York City Public Utility Service Power Service Agreement, dated as of May 3, 1993, between The City of New York, acting by and through its Public Utility Service, and The New York Times Newspaper Division of the Company (filed as an Exhibit to the Company's Form 10-K dated March 21, 1994, and incorporated by reference herein).
(10.2)	Letter Agreement, dated as of April 8, 2004, amending Agreement of Lease, between the 42nd St. Development Project, Inc., as landlord, and The New York Times Building LLC, as tenant (filed as an Exhibit to the Company's Form 10-Q dated November 3, 2006, and incorporated by reference herein).
(10.3)	Agreement of Sublease, dated as of December 12, 2001, between The New York Times Building LLC, as landlord, and NYT Real Estate Company LLC, as tenant (filed as an Exhibit to the Company's Form 10-Q dated November 3, 2006, and incorporated by reference herein).
(10.4)	First Amendment to Agreement of Sublease, dated as of August 15, 2006, between 42nd St. Development Project, Inc., as landlord, and NYT Real Estate Company LLC, as tenant (filed as an Exhibit to the Company's Form 10-Q dated November 3, 2006, and incorporated by reference herein).
(10.5)	Second Amendment to Agreement of Sublease, dated as of January 29, 2007, between 42nd St. Development Project, Inc., as landlord, and NYT Real Estate Company LLC, as tenant (filed as an Exhibit to the Company's Form 8-K dated February 1, 2007, and incorporated by reference herein).
(10.6)	Third Amendment to Agreement of Sublease (NYT), dated as of March 6, 2009, between 42nd St. Development Project, Inc., as landlord, and NYT Real Estate Company LLC, as tenant (filed as an Exhibit to the Company's Form 8-K dated March 9, 2009, and incorporated by reference herein).
(10.7)	Fourth Amendment to Agreement of Sublease (NYT), dated as of March 6, 2009, between 42nd St. Development Project, Inc., as landlord, and 620 Eighth NYT (NY) Limited Partnership, as tenant (filed as an Exhibit to the Company's Form 8-K dated March 9, 2009, and incorporated by reference herein).
(10.8)	Fifth Amendment to Agreement of Sublease (NYT), dated as of August 31, 2009, between 42nd St. Development Project, Inc., as landlord, and 620 Eighth NYT (NY) Limited Partnership, as tenant (filed as an Exhibit to the Company's Form 10-Q dated November 4, 2009, and incorporated by reference herein).
(10.9)	Agreement of Sublease (NYT-2), dated as of March 6, 2009, between 42nd St. Development Project, Inc., as landlord, and NYT Real Estate Company LLC, as tenant (filed as an Exhibit to the Company's Form 8-K dated March 9, 2009, and incorporated by reference herein).
(10.10)	First Amendment to Agreement of Sublease (NYT-2), dated as of March 6, 2009, between 42nd St. Development Project, Inc., as landlord, and NYT Building Leasing Company LLC, as tenant (filed as an Exhibit to the Company's Form 8-K dated March 9, 2009, and incorporated by reference herein).
(10.11)	Assignment and Assumption of Sublease (NYT-2), dated July 10, 2020, between NYT Building Leasing Company LLC, as assignor, and NYT Real Estate Company LLC, as assignee (filed as an Exhibit to the Company's Form 10-K dated February 25, 2021, and incorporated by reference herein).
(10.12)**	Letter Agreement, dated as of October 18, 2017, between the Company and Massachusetts Mutual Life Insurance Company (filed as an Exhibit to the Company's Form 10-K dated February 27, 2018, and incorporated by reference herein).
(10.13)**	Letter Agreement, dated as of October 18, 2017, between the Company and Massachusetts Mutual Life Insurance Company (filed as an Exhibit to the Company's Form 10-K dated February 27, 2018, and incorporated by reference herein).

Exhibit Number	Description of Exhibit
(10.14)***	Credit Agreement, dated as of July 27, 2022, among The New York Times Company, as borrower, the financial institutions party thereto as Lenders, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, J.P. Morgan Chase Bank, National Association and Wells Fargo Bank, National Association, as Co-Syndication Agents, U.S. Bank National Association and Trust Bank, as Co-Documentation Agents and BOFA Securities, Inc., JPMorgan Chase Bank, National Association and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunners (filed as an Exhibit to the Company's Form 8-K dated July 28, 2022, and incorporated by reference herein)
(10.15)	The Company's Non-Employee Directors Deferral Plan, as amended through October 11, 2007 (filed as an Exhibit to the Company's Form 8-K dated October 12, 2007, and incorporated by reference herein).
(10.16)	The Company's 2010 Incentive Compensation Plan, as amended and restated effective April 30, 2014 (filed as an Exhibit to the Company's Form 8-K dated April 30, 2014, and incorporated by reference herein).
(10.17)	The New York Times Company 2020 Incentive Compensation Plan (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 dated April 22, 2020, and incorporated by reference herein).
(10.18)	Form of Restricted Stock Unit Award Agreement for Employees under the Company's 2020 Incentive Compensation Plan (filed as an Exhibit to the Company's Form 10-K dated February 25, 2021, and incorporated by reference herein).
(10.19)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Company's 2020 Incentive Compensation Plan (filed as an Exhibit to the Company's Form 10-Q dated May 7, 2020, and incorporated by reference herein).
(10.20)	The Company's Savings Restoration Plan, amended and restated effective February 19, 2015 (filed as an Exhibit to the Company's Form 10-Q filed November 4, 2015, and incorporated by reference herein).
(10.21)	Employment Letter Agreement, dated July 21, 2020, between the Company and Meredith Kopit Levien (filed as an Exhibit to the Company's Form 8-K dated July 22, 2020, and incorporated by reference herein).
(19.1)	The New York Times Company Insider Trading Policy.
(21)	Subsidiaries of the Company.
(23.1)	Consent of Ernst & Young LLP.
(24)	Power of Attorney (included as part of signature page).
(31.1)	Rule 13a-14(a)/15d-14(a) Certification.
(31.2)	Rule 13a-14(a)/15d-14(a) Certification.
(32.1)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(32.2)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(97.1)	The New York Times Company Compensation Recoupment Policy (filed as an Exhibit to the Company's Form 10-K filed February 20, 2024, and incorporated by reference herein).
(101.INS)	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
(101.SCH)	Inline XBRL Taxonomy Extension Schema Document.
(101.CAL)	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
(101.DEF)	Inline XBRL Taxonomy Extension Definition Linkbase Document.
(101.LAB)	Inline XBRL Taxonomy Extension Label Linkbase Document.
(101.PRE)	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
(104)	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Certain identified information has been excluded from this exhibit (indicated by an asterisk above) because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential. Information that was omitted has been noted in the exhibit with a placeholder identified by the mark "[***]."

** Portions of this exhibit (indicated by two asterisks above) have been omitted and are subject to a confidential treatment order granted by the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

*** Schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the SEC on a confidential basis upon request.

ITEM 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

THE NEW YORK TIMES COMPANY
(Registrant)

BY: /s/ William Bardeen

William Bardeen

Executive Vice President and Chief Financial Officer

We, the undersigned directors and officers of The New York Times Company, hereby severally constitute Diane Brayton and William Bardeen, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ A.G. Sulzberger	Chairman, Publisher and Director	February 27, 2025
/s/ Meredith Kopit Levien	Chief Executive Officer, President and Director (principal executive officer)	February 27, 2025
/s/ William Bardeen	Executive Vice President and Chief Financial Officer (principal financial officer)	February 27, 2025
/s/ R. Anthony Benten	Senior Vice President, Treasurer and Chief Accounting Officer (principal accounting officer)	February 27, 2025
/s/ Amanpal S. Bhutani	Director	February 27, 2025
/s/ Manuel Bronstein	Director	February 27, 2025
/s/ Beth Brooke	Director	February 27, 2025
/s/ Rachel Glaser	Director	February 27, 2025
/s/ Arthur Golden	Director	February 27, 2025
/s/ Brian P. McAndrews	Director	February 27, 2025
/s/ David Perpich	Director	February 27, 2025
/s/ John W. Rogers, Jr.	Director	February 27, 2025
/s/ Anuradha B. Subramanian	Director	February 27, 2025
/s/ Margot Golden Tishler	Director	February 27, 2025
/s/ Rebecca Van Dyck	Director	February 27, 2025

EXHIBIT 31.1

Rule 13a-14(a)/15d-14(a) Certification

I, Meredith Kopit Levien, certify that:

1. I have reviewed this Annual Report on Form 10-K of The New York Times Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2025

/s/ MEREDITH KOPIT LEVIEN

Meredith Kopit Levien
Chief Executive Officer

EXHIBIT 31.2

Rule 13a-14(a)/15d-14(a) Certification

I, William Bardeen, certify that:

1. I have reviewed this Annual Report on Form 10-K of The New York Times Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2025

/s/ WILLIAM BARDEEN
_____

William Bardeen

Chief Financial Officer

EXHIBIT 32.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of The New York Times Company (the "Company") for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Meredith Kopit Levien, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, based on my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 27, 2025

/s/ MEREDITH KOPIT LEVIEN

Meredith Kopit Levien
Chief Executive Officer

EXHIBIT 32.2

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of The New York Times Company (the "Company") for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William Bardeen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, based on my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 27, 2025

/s/ WILLIAM BARDEEN

William Bardeen
Chief Financial Officer

Board of Directors

Amanpal S. Bhutani
C.E.O.
GoDaddy Inc.

Manuel Bronstein
Chief Product Officer
Roblox Corporation

Beth Brooke
Former Global Vice Chair
of Public Policy
Ernst & Young LLP

Rachel Glaser
Former C.F.O.
Etsy, Inc.

Arthur Golden
Author

Meredith Kopit Levien
President and C.E.O.
The New York Times Company

Brian P. McAndrews
Former President, C.E.O.
and Chairman
Pandora Media, Inc.

David Perpich
Publisher
The Athletic
The New York Times Company

John W. Rogers, Jr.
Founder, Chairman, Co-C.E.O.
and C.I.O.
Ariel Investments, LLC

Anuradha B. Subramanian
Former C.F.O.
Bumble, Inc.

A.G. Sulzberger
Chairman
The New York Times Company
Publisher
The New York Times

Margot Golden Tishler
Freelance Graphic Designer
and Product Designer

Rebecca Van Dyck
Former Chief Operating Officer
Reality Labs
Meta Platforms, Inc.

Shareholder Information Online

investors.nytco.com
Visit our website for corporate governance information about the Company, including the Code of Ethics for the Executive Chairman, C.E.O. and senior financial officers and our Business Ethics Policy.

Office of the Secretary

(212) 556-8092

Corporate Communications and Investor Relations

(212) 556-4317

Stock Listing

The Company's Class A Common Stock is listed on the New York Stock Exchange. Ticker symbol: NYT

Registrar and Transfer Agent

If you are a registered shareholder and have a question about your account, or would like to report a change in your name or address, please contact:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be mailed to:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

Shareholder Website and Inquiries
www.computershare.com/investor
Domestic: (800) 240-0345; TDD Line: (800) 231-5469
Foreign: (201) 680-6578; TDD Line: (201) 680-6610

Career Opportunities

Employment applicants should apply online at www.nytco.com/careers. The Company is committed to a policy of providing equal employment opportunities without regard to race, color, religion, national origin, ancestry, gender, age, marital status, sexual orientation, disability, military status, veteran status or any other characteristic protected by applicable law.

Annual Meeting

Wednesday, April 30, 2025 at 11 a.m. E.T.
www.virtualshareholdermeeting.com/NYT2025

Auditors

Ernst & Young LLP
One Manhattan West
New York, New York 10001

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are based upon our current expectations, estimates and assumptions and involve risks and uncertainties that change over time; actual results could differ materially from those predicted by such forward-looking statements. Factors that we think could, individually or in the aggregate, cause our actual results to differ materially from expected and historical results include those described in the "Risk Factors" section of this Annual Report, as well as other risks and factors detailed from time to time in the Company's publicly filed documents. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



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The New York Times
Company

620 Eighth Avenue
New York, NY 10018
Tel 212.556.1234